                                                  PURSUANT TO RULE NO. 424(b)(1)
                                                  REGISTRATION NO. 333-57848

                               6,500,000 Shares

             [LOGO OF GALYAN'S(R) SPORTS & OUTDOOR ADVENTURE(TM)]

                                 Common Stock

                               ----------------

   This is an initial public offering of shares of common stock of Galyan's Trading Company, Inc. All of the shares of common stock are being sold by Galyan's.

   Prior to this offering, there has been no public market for the common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "GLYN".

   See "Risk Factors" on page 5 to read about factors you should consider before buying shares of the common stock.

                               ----------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                                                         Per Share    Total
                                                         --------- ------------
Initial public offering price...........................  $19.00   $123,500,000
Underwriting discount...................................  $ 1.33   $  8,645,000
Proceeds, before expenses, to Galyan's..................  $17.67   $114,855,000

   To the extent that the underwriters sell more than 6,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 975,000 shares from Galyan's at the initial public offering price less the underwriting discount.

                               ----------------

   The underwriters expect to deliver the shares on July 2, 2001.

Goldman, Sachs & Co.                                       Salomon Smith Barney

                               ----------------

Banc of America Securities LLC                                         JPMorgan

                               ----------------

                        Prospectus dated June 26, 2001.

   [Artwork Depicted in Prospectus]

   1. Inside front cover:

   The text "sports and outdoor adventure" appears above a photograph of the front entrance of a Galyan's store. The building has a two-story glass facade and has a store sign that reads "Galyan's Sports and Outdoor Adventure".

   2. Inside front cover gate-fold:

   The text "Encourage. Learn. Empower." and "Explore. Discover. Experience." appears above four pictures of the interior of a store against a backdrop of products. The displayed products in the backdrop include a fishing reel and several fishing lures, a brown sandal, two Galyan's private label casual men's shirts, a pocket-knife, a pair of sunglasses, a brown athletic shoe, rock climbing equipment, a backpack and a hard-hat. There is an outline of a person carrying a kayak in the top left corner and the outline of a bicyclist in the top right corner. The four pictures of the store interior show:

  . the camping department with kayaks and canoes hanging from the ceiling, sleeping bags hanging from the wall and a raised tent;

  . the women's shoe department with hiking and casual shoes displayed on the wall and on display tables;

  .  a section of the women's casual apparel department; and

  .  a section of a men's outerwear department.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" and our financial statements, carefully before making an investment decision.

                         Galyan's Trading Company, Inc.

   We are a rapidly growing specialty retailer that offers a broad range of products that appeal to consumers with active lifestyles, from the casual consumer to the serious sports enthusiast. We sell outdoor and athletic equipment, apparel, footwear and accessories, as well as casual apparel and footwear. Our typical store ranges from approximately 80,000 to 100,000 square feet and features a distinctive two story glass facade, a fifty five foot high interior atrium, metal and timber appointments and interactive and entertaining elements, such as our signature rock climbing wall. We organize our stores into over 40 distinct specialty departments, which creates an environment similar to a collection of specialty shops under one roof. We currently operate 22 stores in 12 states, including six mall stores, one of which we opened in May 2001. Our comparable store sales increased 10.2% in fiscal 2000 (or 8.8% based on the first 52 weeks of fiscal 2000) and 3.3% in the first quarter of fiscal 2001, and our net sales increased at a compound annual growth rate of 40.5% from fiscal 1996 to fiscal 2000. We plan to accelerate our new store expansion program and expect to open four additional stores in new markets in fiscal 2001 and seven stores in new and existing markets in fiscal 2002.

                                  Our Strategy

   Our objective is to be the premier active lifestyle retailer in the United States and the primary outdoor and athletic equipment, apparel, footwear and accessory destination for the entire family. To achieve this objective, we intend to:

  . Rapidly Expand our Store Base. We believe our retail concept has broad national appeal with significant new store expansion opportunities in new and existing markets, particularly in malls. We plan to open five stores in new markets in fiscal 2001 (one of which we opened in May 2001) and seven stores in new and existing markets in fiscal 2002.

  . Feature an Innovative and Appealing Store Environment. The large size, open layout and interactive environment of our typical store creates a distinctive atmosphere that we believe makes us a destination for the entire family and encourages our customers to stay longer and buy more.

  . Employ a Differentiated Merchandising Strategy. Our broad merchandise selection emphasizes middle to high end merchandise, and includes high quality, technically advanced products often available only at narrowly focused specialty retailers, which make our stores appealing to both serious sports enthusiasts and casual consumers.

  . Provide Superior Customer Service and Product Knowledge. We seek to hire sales associates who are enthusiastic and knowledgeable users of the products they sell, and we provide them with extensive training, which we believe gives them greater credibility with our customers and a greater ability to influence their purchasing decisions.

  . Enhance Our Image and Extend Our Reach. Our marketing efforts, everyday fair pricing, superior customer service, private label products and grass roots community involvement program enhance our image as an active lifestyle retailer and as a destination for the entire family.

                                  The Offering

Common stock offered..............  6,500,000 shares

Common stock to be outstanding
 immediately after this offering..  16,303,707 shares

Use of proceeds...................  We intend to use the net proceeds of this offering to repay our subordinated and
                                    junior subordinated notes held by our
                                    controlling shareholders, and to repay
                                    approximately $50.3 million under our
                                    revolving credit facility. After repaying
                                    this amount, there will be approximately
                                    $151.3 million available under our
                                    revolving credit facility to fund our new
                                    store growth, subject to the borrowing base
                                    limitations under that facility.

Nasdaq National Market symbol.....  GLYN


                                ----------------


   The number of shares to be outstanding after the offering excludes shares underlying outstanding options and warrants and assumes that the underwriters' overallotment option is not exercised.

   Prior to this offering, our amended and restated articles of incorporation designated 20,000,000 shares of our common stock as Class A common stock and 1,350,000 shares of our common stock as Class B common stock. No shares of Class B common stock are outstanding. Immediately prior to the completion of this offering, our second amended and restated articles of incorporation will become effective and the shares previously designated as Class A common stock and Class B common stock will automatically convert into a single class of voting common stock, no par value. We refer to this single class of stock as our "common stock". In addition, upon effectiveness of our second amended and restated articles of incorporation, securities previously convertible into Class A shares or Class B shares will automatically become convertible into the same number of shares of our common stock. The information contained herein assumes our Class A common stock and Class B common stock have converted into shares of common stock.

   Our executive offices are located at 2437 East Main Street, Plainfield, Indiana 46168, and our telephone number is (317) 532-0200. Our web site is located at http://www.galyans.com. Information contained on our web site or that can be accessed through our web site is not a part of this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The following tables present our summary consolidated financial data that should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Throughout this prospectus, our fiscal years ended February 1, 1997, January 31, 1998, January 30, 1999, January 29, 2000 and February 3, 2001 are referred to as fiscal 1996, 1997, 1998, 1999 and 2000, respectively. The summary statement of operations data for fiscal 1998, 1999 and 2000 and summary balance sheet data for fiscal 1999 and 2000 are derived from our audited consolidated financial statements that are included in this prospectus. The summary balance sheet data for fiscal 1998 are derived from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated financial data for fiscal 1996 and 1997 are derived from our unaudited consolidated financial statements that are not included in this prospectus. The summary consolidated operations data for the three month periods ended April 29, 2000 and May 5, 2001 and the summary consolidated balance sheet data as of May 5, 2001 are derived from our unaudited consolidated financial statements included in this prospectus. The summary consolidated balance sheet data as of April 29, 2000 is derived from our unaudited consolidated financial statements that are not included in this prospectus. Our unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, include all adjustments necessary for a fair presentation of such data. The historical results of consolidated operations are not necessarily indicative of results to be expected for any subsequent period.

                                                                                         Three Month Period
                                                  Fiscal Year(1)                              Ended(2)
                                ------------------------------------------------------  ----------------------
                                                                                        April 29,     May 5,
                                  1996       1997       1998       1999        2000        2000        2001
                                ---------  ---------  ---------  ---------  ----------  ----------  ----------
                                   (dollars in thousands, except per share and per square foot data)
Statement of Operations Data:
Net sales.....................  $ 108,194  $ 158,760  $ 219,597  $ 328,121  $  421,662  $   75,714  $   87,878
Gross profit(3)...............     30,787     42,659     61,315     94,371     126,451      19,562      23,830
Selling, general and
 administrative expenses(4)...     32,305     45,302     57,319     81,377     105,935      20,845      24,393
Operating income (loss)(5)....     (3,410)    (5,655)      (934)     8,309      20,516      (1,283)       (563)
Net income (loss)(6)(7).......     (2,121)    (3,909)      (986)       150         363      (2,924)     (4,367)
Earnings (loss) per
 share(7)(8)
  Basic.......................  $   (0.59) $   (1.09) $   (0.27) $    0.02  $     0.03  $    (0.28) $    (0.42)
  Diluted.....................  $   (0.59) $   (1.09) $   (0.27) $    0.02  $     0.03  $    (0.28) $    (0.42)
Weighted average shares
 outstanding(8)
  Basic.......................  3,600,000  3,600,000  3,600,000  6,226,220  10,419,021  10,385,929  10,492,498
  Diluted.....................  3,600,000  3,600,000  3,600,000  6,226,220  10,573,261  10,385,929  10,492,498
Cash dividend declared per
 share(9).....................        --         --         --   $    2.60         --          --          --
Store Data:
Number of stores open (at
 period end)..................          9         11         14         18          21          19          22
Comparable store sales
 increase(10)(11).............       11.0%       1.3%       4.8%       8.4%       10.2%        7.3%        3.3%
Average net sales per
 store(12)....................  $  13,622  $  16,250  $  16,716  $  19,524  $   21,142  $    4,109  $    4,177
Total gross square footage (at
 period end)..................    594,919    779,827  1,181,559  1,553,866   1,822,696   1,633,984   1,902,087
Average gross square footage
 per store (at period
 end)(13).....................     66,102     70,893     84,397     86,326      86,795      85,999      86,459
Net sales per gross square
 foot(14).....................  $     261  $     246  $     229  $     231  $      245  $       48  $       48
Net sales per selling square
 foot(15).....................  $     320  $     307  $     287  $     292  $      308  $       60  $       61

                                                                       Three Month Period
                                         Fiscal Year(1)                     Ended(2)
                          -------------------------------------------- ------------------
                                                                       April 29,  May 5,
                            1996     1997     1998     1999     2000     2000      2001
                          -------- -------- -------- -------- -------- --------- --------
                            (dollars in thousands, except per share and per square foot data)
Other Operating Data:
Capital expenditures....  $ 15,941 $ 14,758 $ 21,077 $ 24,318 $ 20,413 $  3,088  $  8,059
Depreciation and
 amortization of non-
 financing intangibles..  $  2,715 $  4,791 $  6,984 $ 10,671 $ 11,504 $  2,669  $  3,088
Balance Sheet Data (at
 end of period):
Net working
 capital(16)............  $ 26,042 $ 31,974 $ 42,580 $ 45,907 $ 47,903 $ 52,128  $ 81,325
Total assets............    79,606   98,759  138,160  174,800  201,089  194,888   234,893
Total long-term debt and
 capital lease
 obligations............       374    1,649    1,270   70,077   75,995   84,172   113,538
Total shareholders'
 equity.................    14,559   10,650    9,664   66,914   69,039   64,060    65,006

--------
(1) Our fiscal year ends on the Saturday closest to January 31 and usually consists of 52 weeks. However, every five or six years, our fiscal year consists of 53 weeks. Fiscal 2000 included 53 weeks.
(2)  Each three month period consists of 13 weeks.
(3) Gross profit is calculated as the difference between net sales and cost of sales, which includes the costs of buying, occupancy and distribution.
(4) Selling, general and administrative expenses include goodwill amortization of $678,000 in fiscal 1996, $728,000 in fiscal 1997, $772,000 in fiscal
     1998, $808,000 in fiscal 1999, $783,000 in fiscal 2000, $196,000 in the three month periods ended April 29, 2000 and May 5, 2001, and include store pre-opening costs such as store level payroll, grand opening event marketing, travel, supplies and other store costs.
(5) Operating income (loss) includes a corporate allocation of costs from The Limited of $1.9 million in fiscal 1996, $3.0 million in fiscal 1997, $4.9 million in fiscal 1998 and $3.6 million in fiscal 1999, and costs related to our recapitalization of $1.1 million in fiscal 1999.
(6) Effective January 31, 1999, we changed our method of accounting for store pre-opening costs to conform with the American Institute of Certified Public Accountant's Statement of Position 98-5, which requires companies to expense these store pre-opening costs as incurred. The cumulative effect of this change resulted in an expense, net of income taxes, of $1.1 million in fiscal 1999. Income before the cumulative effect of a change in accounting principle was $1.2 million. Earnings per share before the cumulative effect of a change in accounting principle was $0.19 per share (basic and diluted).
(7) Net income for the three month period ended May 5, 2001 includes an extraordinary loss, net of income taxes, of $1.6 million relating to the early extinguishment of debt. Loss per share before the extraordinary loss was $(0.27) per share (basic and diluted).
(8) Share data for fiscal 1996, 1997, 1998 and 1999 reflect a 1999 stock dividend effected in the form of a stock split (35,999:1).
(9) In connection with our recapitalization in 1999, we paid a $9,344,000 special dividend to a wholly owned subsidiary of The Limited. At the time of this dividend, we had 3,600,000 shares outstanding.
(10) A store is not included in comparable store sales until its fourteenth month of operation. In October 1998, we relocated a single freestanding store in Castleton, Indiana to a larger two story mall store. We have not included this larger two story mall store in our comparable store sales calculation until its fourteenth month of operation. If we had included the sales from the larger two story mall store in comparable store sales, our comparable store sales increase would have been higher in fiscal 1998 and fiscal 1999.
(11) Our comparable store sales increased 8.8% for the first 52 weeks of fiscal 2000.
(12) Average net sales per store is calculated by dividing net sales for stores open the entire period by the number of stores open the entire period.
(13) Average gross square footage per store is calculated by dividing total gross square footage at period end by the number of stores open at period end.
(14) Net sales per gross square foot is calculated by dividing net sales for stores open the entire period by the total gross square feet for those stores.
(15) Net sales per selling square foot is calculated by dividing net sales for stores open the entire period by the total selling square feet for those stores.
(16) Net working capital is calculated as the difference between current assets (excluding cash) and current liabilities (excluding accounts payable to The Limited and the current portion of long-term debt).

                                  RISK FACTORS

   You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks and uncertainties actually occur, our business, financial condition or operating results could be materially and adversely affected. In this event, the trading price of our common stock could decline, and you could lose part or all of your investment.

                         Risks Related To Our Business

If we are unable to successfully implement our growth strategies or manage our growing business, our future operating results will suffer.

   Our strategy includes opening stores in new and existing markets. We must successfully choose store sites, execute favorable real estate transactions, hire competent personnel, and open and operate new stores. Failure to do so could impair our ability to successfully implement our growth strategy and our future operating results. In particular, we must locate attractive store sites in malls and lifestyle centers, which are large open-air complexes comprised of retailers, restaurants, movie theatres and interactive entertainment facilities, because the developer financing that we believe is often available in malls and lifestyle centers is a very important element of our new store growth plan. If we fail to locate desirable mall and lifestyle center sites or we are unable to secure developer financing, we will not be able to open new stores as planned and our sales growth and operating results will suffer.

   In addition, our expansion in new and existing markets may present competitive, distribution and merchandising challenges that differ from our current challenges, including competition among our stores, diminished novelty of our store design and concept, added strain on our distribution center, additional information to be processed by our management information systems and diversion of management attention from operations, such as the control of inventory levels in our existing stores, to the opening of new stores and markets. To the extent that we are not able to meet these new challenges, our sales could decrease and our operating costs could increase.

A downturn in the economy may affect consumer purchases of discretionary items, which could reduce our sales.

   In general, our sales represent discretionary spending by our customers. Discretionary spending is affected by many factors, including, among others, general business conditions, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions. Our customers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our revenue and profitably will decline.

Our results achieved by our relatively small store base and prior to our recapitalization may not be indicative of our future operating results.

   We currently operate 22 stores and have a limited history of opening and operating new stores, particularly in malls and lifestyle centers. We opened our first mall store in October 1998. The results achieved to date by our relatively small store base may not be indicative of the results that may be achieved by a larger number of stores. If any new stores are unprofitable or any existing store experiences a decline in profitability, the effect on our results of operations could be more significant than if we had a larger store base. In addition, as we continue to increase our store base and seek to implement our growth strategies, our comparable store sales may vary from period to period. The comparable store sales we have achieved to date may not be indicative of our comparable store sales growth in the future. The results we achieved prior to our recapitalization also may not be indicative of the results that we may achieve in the future.

Our results of operations may be harmed by unseasonably warm winter weather conditions.

   Many of our stores are located in geographic areas that experience seasonably cold winters. We sell a significant amount of winter outdoor and sports merchandise. Winter outerwear, rugged footwear and ski equipment represented approximately 14.6% of our sales in fiscal 2000. Abnormally warm weather conditions could reduce our sales of these items and cause us to have significant excess inventory, which would lower our profitability.

Our inability to anticipate changes in consumer demands and preferences in a timely manner could reduce our sales.

   Our products appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. Our success depends on our ability to identify product trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. We cannot assure you that we will be able to continue to offer assortments of products that appeal to our customers or that will satisfy changing consumer demands in the future. If we misjudge the market for our products, our sales may decline significantly and we may be faced with significant excess inventory of some products and missed opportunities for other products, which would decrease our profitability.

Our operating results are subject to seasonal fluctuations, which could cause the market price of our common stock to decline.

   We experience substantial seasonal fluctuations in our sales and operating results. In fiscal 2000, we generated 36.5% of our annual sales and 84.2% of our operating income in our fourth fiscal quarter, which includes the Christmas holiday and the peak winter ski season months of November, December and January. As a result, we incur significant additional expenses in the fourth fiscal quarter due to higher purchase volumes and increased staffing. If, for any reason, we miscalculate the demand for our products generally or for our product mix during the fourth fiscal quarter, our sales could decline resulting in significant excess inventory, which would harm our financial performance. Because a substantial portion of our operating income is derived from our fourth fiscal quarter sales, a significant shortfall in expected fourth fiscal quarter sales could cause our annual operating results to suffer and our stock price to decline significantly.

We rely on a single distribution center and if there is a natural disaster or other serious disruption at that facility, we may lose merchandise and be unable to effectively deliver it to our stores.

   We rely on a single distribution center in Plainfield, Indiana. Any natural disaster or other serious disruption to this facility due to fire, tornado or any other cause would damage a significant portion of our inventory and could impair both our ability to adequately stock our stores and our sales and profitability.

Pressure from our competitors may force us to reduce our prices or increase our spending, which would lower our revenue and profitability.

   We face competition in the markets in which we operate. Some of our competitors have a larger number of stores and greater financial, distribution, marketing and other resources than we have. In addition, many of our competitors employ price discounting policies that, if intensified, may make it difficult for us to reach our sales goals without reducing our prices. As a result of this competition, we may also need to spend more on advertising and promotion than we anticipate. If we do not compete successfully, our operating results will suffer.

We may incur costs from litigation or increased regulation relating to the firearms we sell.

   Sales of firearms represented approximately 3.1% of our sales in fiscal 2000. We may incur losses due to lawsuits relating to our performance of background checks on firearms purchases as mandated by state and federal law or the improper use of firearms sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from firearms manufacturers and retailers relating to the misuse of firearms. In the last three years, we were subject to one claim from a private party, which we settled, relating to our alleged failure to properly perform a background check. In addition, in the future there may be increased federal, state or local regulation, including taxation, of the sale of firearms in both our current markets as well as future markets in which we may operate. Commencement of these lawsuits against us or the establishment of new regulations could reduce our sales and decrease our profitability.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

   Our performance depends largely on the efforts and abilities of our senior management, who have worked together for a relatively short time. We do not have employment agreements with any of our key executives other than with Robert B. Mang, our chief executive officer and chairman of our company, with Joel L. Silverman, our president and chief operating officer, and with C. David Zoba, our executive vice president and general counsel. If we lose the services of one or more of our key executives, we may not be able to successfully manage our business or achieve our growth objectives. As our business grows, we will need to attract and retain additional qualified personnel in a timely manner and develop, train and manage an increasing number of management level sales and other employees. Our expansion strategy will depend on our ability to hire capable store managers and other store level personnel. We cannot assure you that we will be able to attract and retain personnel as needed in the future. If we are not able to hire capable store managers and other store level personnel, we will not be able to open new stores as planned and our revenue growth and operating results will suffer.

If any of our key vendors fail to supply us with merchandise, we may not be able to meet the demand of our customers and our sales could decline.

   During fiscal 2000, our largest vendor, Nike, Inc., represented 8.0% of our purchases, and our second largest vendor, Columbia Sportswear Company, represented 6.0% of our purchases. Our twenty largest vendors collectively accounted for 34.7% of our total purchases. The loss of any key vendor or key vendor support could limit our ability to provide products that our customers want to purchase. In addition, we believe many of our vendors source their products from China, Taiwan and other foreign countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be in our control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions and trade issues. Our sales and profitability could decline if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

We have upgraded and plan to continue to upgrade our management information systems; failure to successfully implement and install new systems could cause interruptions to our business and impair our future growth.

   We need quality and scalable management information systems to efficiently operate our stores and to successfully implement our new store growth strategy. Our systems include integrated merchandising, point of sale, warehouse and financial systems.

   We have recently replaced and are in the process of replacing many of our key information systems. If we experience problems with our new systems, we may incur significant costs and interruptions to our business, which could adversely affect our operations. We installed a new warehouse management system from Retek, Inc. in January 2001 and installed a new integrated point of sale system from Applied Digital Solutions, Inc. in November 2000. These systems are new, and we cannot assure you they will operate acceptably. In addition, in July 2001, we intend to replace our current financial software system with a financial package from PeopleSoft, Inc. that will include general ledger, accounts payable, fixed assets and expense control functions, among others. Failure to smoothly transition to the new software could impair our ability to track key financial indicators and data and control our costs.

The terms of our revolving credit facility impose operating and financial restrictions on us, which may impair our ability to respond to changing business and economic conditions.

   The terms of our revolving credit facility impose operating and financial restrictions on us, including, among other things, restrictions on our ability to incur indebtedness and make capital expenditures. As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might further our growth strategy or otherwise benefit us. In addition, our revolving credit facility is secured by a first priority security interest in substantially all of our assets. In the event of our insolvency, liquidation, dissolution or reorganization, the lenders under our revolving credit facility would be entitled to payment in full from our assets before distributions, if any, were made to our shareholders.

     Risks Related To Our Relationship With Freeman Spogli And The Limited

We will be controlled by Freeman Spogli and The Limited as long as they collectively own a majority of our common stock, and they may make decisions with which you disagree.

   After the completion of this offering, FS Equity Partners IV, L.P., a fund managed by Freeman Spogli & Co. LLC which we refer to as Freeman Spogli, and The Limited will collectively own approximately 52.7% of the outstanding shares of our common stock, or approximately 49.8% if the underwriters exercise in full their option to purchase additional shares. As a result, Freeman Spogli and The Limited will together control all matters affecting us. They may make decisions which you and other shareholders will not be able to affect by voting your shares.

   In particular, Freeman Spogli, The Limited and Benchmark Capital are parties to a stockholders agreement under which they have agreed to vote all of their shares in the election of directors in favor of board nominees designated by Freeman Spogli and The Limited. We required our management and other employees to agree to similarly vote the shares of our common stock for which they subscribed under our stock subscription plan prior to this offering and into which their options issued prior to this offering are exercisable. As a result, Freeman Spogli and The Limited will together control the election of all our directors and, through their control of the board, any determination with respect to our business direction and policies, including the appointment and removal of officers. Freeman Spogli and The Limited will also control any matter on which shareholders may vote, including:

  .  mergers or other business combinations;

  .  acquisitions or dispositions of assets;

  .  financing and capitalization; and

  . the payment of dividends on, and subsequent issuances of, our common stock.

   In addition, conflicts of interest may arise in areas relating to their continued collective controlling interest in us. We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with unaffiliated parties. These conflicts may include:

  . the structure and timing of transfers by Freeman Spogli and/or The Limited of all or any portion of its ownership interest in us; and

  . the ability of Freeman Spogli and The Limited to control our management and affairs.

The actual or potential sale by Freeman Spogli and/or The Limited of their holdings of our stock could cause the market price of our stock to decline significantly.

   After the offering, including shares that are issuable upon the exercise of warrants owned by them, Freeman Spogli will own 5,432,000 shares of our common stock and The Limited will own 5,238,000 shares of our common stock. Neither Freeman Spogli nor The Limited is contractually prohibited from transferring our common stock to an unaffiliated third party following the 180 day lock up period after the offering. Freeman Spogli and The Limited may each also transfer its shares prior to the expiration of the 180 day lock up period with the consent of Goldman, Sachs & Co., in its sole discretion. The significant increase in the volume of our freely tradable shares upon the sale by Freeman Spogli or The Limited of a large interest in us could cause the market price of our stock to decline significantly.

   Risks Related To The Securities Markets And Ownership of Our Common Stock

There has been no prior market for our shares, and we cannot assure you that the price of our shares will not decline after the offering.

   Before this offering, there has not been a public market for our shares of common stock, and an active public market for our shares may not develop or be sustained after this offering. The market price of our shares could be subject to significant fluctuations after this offering and could decline below the initial public offering price. Among the factors that could affect our stock price are:

  . our new store opening schedule, which directly impacts the size and timing of our sales growth;

  .  quarterly or annual variations in our operating results;

  . actions by institutional shareholders, or by Freeman Spogli or The Limited, including the disposition by them of shares that they own; and

  .  the addition or departure of key personnel.

   The initial public offering price will be determined by negotiations between the underwriters and our board of directors, and may not be representative of the market price at which our shares of common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell our shares at or above the initial public offering price.

Provisions in our Second Amended and Restated Articles of Incorporation, Second Amended and Restated Bylaws and Indiana law may delay or prevent an acquisition of us by a third party.

   Our second amended and restated articles of incorporation, our second amended and restated bylaws and Indiana law contain provisions that make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. Although our board of directors has no intention to do so at the present time, our second amended and restated articles of incorporation permit our board of directors to issue "blank check" preferred stock. Blank check preferred stock allows the board to establish the rights (including voting rights), preferences and limitations of a series of preferred stock without shareholder approval. This could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our shareholders. In addition, our second amended and restated bylaws do not permit cumulative voting in the election of directors, and therefore allow the holders of a majority of our outstanding voting stock to control the election of all directors.

   Our second amended and restated bylaws provide that only our board of directors, and not our shareholders, may adopt, alter, amend and repeal our bylaws. Our second amended and restated bylaws also provide that nominations of persons for election to our board of directors and the proposal of business to be considered at a shareholders meeting may be made only in the notice of the meeting, by our board of directors or by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures of our bylaws.

   Indiana law provides several limitations that may discourage potential acquirers from purchasing our common stock. A purchase of our common stock beyond threshholds established by Indiana law causes a shareholder to automatically lose the right to vote the acquired shares unless the holders of a majority of the disinterested shares vote to grant the acquired shares voting rights. In addition, Indiana law prohibits business combinations with a person who acquires 10% or more of our common stock during the five year period beginning with the acquisition unless, prior to the acquisition, our board of directors has approved the acquisition of shares or the proposed business combination.

   These and other provisions of Indiana law or our second amended and restated articles of incorporation and second amended and restated bylaws could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our shareholders.

We have never operated as a public company, and the obligations incident to being a public company will require additional expenditures.

   Prior to this offering, we have never been a public company, and we expect that the obligations of being a public company, including substantial public reporting and investor relations obligations, will require significant additional expenditures, place additional demands on our management and may require the hiring of additional personnel. These obligations and related expenses will increase our operating expenses and could divert our management's attention from our operations.

Investors purchasing common stock in the offering will incur substantial and immediate dilution.

   The initial public offering price of our common stock is substantially higher than the net tangible book value per outstanding share of common stock. You will incur immediate and substantial dilution of $9.39 per share in the net tangible book value of our common stock as of May 5, 2001 at an initial public offering price of $19.00. This means that if we were to be liquidated immediately after the offering, there may be no assets available for distribution to you after satisfaction of all of our obligations to creditors. Additional dilution will occur upon the exercise of outstanding options and warrants.

We are prohibited from paying dividends.

   Our revolving credit facility restricts, among other things, our ability to pay cash dividends or other non-stock distributions on any shares of our capital stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risk and uncertainties. These statements relate to our new store financing and growth strategy and other future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects", "anticipates", "intends", "plans" and similar expressions. Our actual results could differ materially from those discussed under "Risk Factors" and elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all forward-looking statements wherever they appear in this prospectus.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of 6,500,000 shares of common stock offered by us at an initial public offering price of $19.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $111.7 million.

   We intend to use the net proceeds from this offering to retire all of our outstanding subordinated and junior subordinated notes, totaling $61.5 million (including accrued interest), in each case as of May 5, 2001. As of May 5, 2001, Freeman Spogli owned 60% and The Limited owned 40% of our outstanding subordinated and junior subordinated notes. The net proceeds from this offering will also be used to repay approximately $50.3 million under our revolving credit facility. After repaying this amount, there will be approximately $151.3 million available under our revolving credit facility to fund the growth of our business, subject to the borrowing base limitations under that facility.

   The outstanding 10 year subordinated notes were issued on August 31, 1999, with an initial principal amount of $25.0 million, and a semi annual pay-in-kind coupon of 12.0%. The outstanding 10 year junior subordinated notes were issued on August 31, 1999, with an initial principal amount of $25.0 million, and a semi annual pay-in-kind coupon of 13.5%. The revolving credit facility is a $160.0 million senior secured facility that currently bears interest at our election at (1) a base rate of prime plus 1.75%, (2) LIBOR plus 2.50% or (3) an intraday borrowing rate of prime plus 1.50% plus an additional fee of 0.5%. The percentage added to the prime rate varies from 1.25% to 1.75% and the percentage added to the LIBOR rate varies from 2.25% to 2.75%, in each case depending on the ratio of our average debt to cash flow. As of May 5, 2001, the base rate calculated under the revolving credit facility was 9.0%, the adjusted LIBOR (for our 30 day LIBOR loans outstanding on that date) was 6.8825% and the intraday rate was 9.5%. The revolving credit facility matures on May 3, 2004.

                                DIVIDEND POLICY

   We do not currently intend to pay any dividends. Our revolving credit facility currently prohibits us from declaring or paying cash dividends or other distributions on any shares of our capital stock. Any payments of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions contained in our revolving credit facility or other agreements, and other factors deemed relevant by our board of directors.

   In fiscal 1999, we paid a $9.3 million special dividend to a wholly owned subsidiary of The Limited in connection with the sale of a majority interest in us to Freeman Spogli. That transaction is generally described in this prospectus under the heading "Related Party Transactions" under the subheading "Transactions with Freeman Spogli and The Limited".

                                 CAPITALIZATION

   The following table sets forth our capitalization as of May 5, 2001:
  .  on an actual basis; and
  .  on an as adjusted basis to reflect:

    . our sale of 6,500,000 shares of common stock in this offering at an initial public offering price of $19.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us;

    . the payment of our subordinated and junior subordinated notes including accrued interest and the payment of approximately $50.3 million of our revolving credit facility;

    . the extraordinary loss on early extinguishment of debt of $4.7 million that will be recorded when we repay all of our subordinated and junior subordinated notes. This extraordinary loss on early extinguishment of debt will be incurred in connection with expensing the remaining deferred financing costs ($1.3 million at May 5, 2001) and the remaining unamortized discount on the subordinated and junior subordinated notes ($6.6 million at May 5, 2001), net of income taxes of $3.2 million related to the notes; and

    . the conversion of our Class A common stock and Class B common stock into a single class of common stock.

   You should read the information below with "Use of Proceeds", "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes to those statements that are included elsewhere in this prospectus.

                                                              May 5, 2001
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands)
Cash and cash equivalents................................ $  6,934   $  6,934
                                                          ========   ========
Current debt:
  Current maturities of long-term debt................... $  5,430   $  5,430
Long-term debt:
  Debt, net of current portion...........................   59,329      9,056
  Subordinated and junior subordinated notes.............   54,209        --
Shareholders' equity:
  Preferred stock, no par value, 2,000,000 shares
   authorized and no shares issued and outstanding,
   actual; 5,000,000 shares authorized and no shares
   issued and outstanding, as adjusted...................      --         --
  Common stock, no par value, 21,350,000 shares
   authorized (20,000,000 shares and 1,350,000 shares
   designated as Class A common stock and Class B common
   stock, respectively), 9,773,707 shares designated as
   Class A issued and outstanding and no shares
   designated as Class B issued and outstanding, actual;
   50,000,000 shares authorized and 16,273,707 shares
   issued and outstanding, as adjusted(1)(2)                70,889    182,636
Notes receivable from shareholders.......................   (1,491)    (1,491)
Unearned compensation....................................     (404)      (404)
Warrants.................................................    8,654      8,654
Accumulated deficit......................................  (12,642)   (17,363)
                                                          --------   --------
  Shareholders' equity...................................   65,006    172,032
                                                          --------   --------
    Total capitalization................................. $183,974   $186,518
                                                          ========   ========

--------
(1) Prior to the completion of this offering, shares of our common stock were designated as Class A common stock and Class B common stock. Only shares of Class A common stock are currently outstanding, although we have issued a warrant to purchase shares of Class B common stock. Immediately prior to the completion of this offering our second amended and restated certificate of incorporation will become effective, and the shares previously designated as Class A common stock or Class B common stock will automatically convert into a single class of voting common stock. In addition, upon effectiveness of our second amended and restated certificate of incorporation, securities previously convertible into Class A shares or Class B shares will automatically become convertible into the same number of shares of our common stock.
(2) The number of shares designated as Class A issued and outstanding, actual, and the number of shares of common stock issued and outstanding, as adjusted, do not include 30,000 shares that were issued to C. David Zoba on May 29, 2001 at $19.00 per share in connection with our hiring of Mr. Zoba as our executive vice president and general counsel.

   The table above excludes the following shares and options:

  . 1,229,837 shares subject to options outstanding as of May 5, 2001 at a weighted average exercise price of $14.21 per share;

  . 2,070,000 shares subject to warrants outstanding as of May 5, 2001 as follows:

    -- 720,000 shares subject to warrants to purchase shares of Class A common stock at a weighted average exercise price of $0.01 per share; and

    -- 1,350,000 shares subject to a warrant to purchase shares of Class B common stock. Under the terms of this warrant, on the first day of each month from and including October 1999 to and including September 2000, the initial exercise price of the warrant of $10.00 per share increases by an amount equal to 3 1/3% of the initial exercise price. On the first day of each month thereafter, the exercise price increases by an amount equal to 3 1/3% of the exercise price in effect on the preceding September 1. The warrant is exercisable upon the earlier of a "triggering event", as defined, or August 31, 2003. A "triggering event" includes an initial public offering, so the warrant will be exercisable immediately after this offering. Assuming that a "triggering event" as defined occurred as of May 5, 2001, the weighted average exercise price of the warrant would be $17.72.

  . 752,500 additional shares reserved for future issuance as of May 5, 2001 under our stock option plan. Of these 752,500 reserved shares, options to purchase 110,000 shares, with an exercise price of $19.00 per share, were granted to Mr. Zoba on May 29, 2001, and options to purchase up to an additional 150,000 shares, with an exercise price equal to the offering price, may be granted to management and other employees simultaneously with the offering; and

  . 411,640 additional shares reserved for future issuance as of May 5, 2001 under our stock subscription plan. Of these 411,640 reserved shares, 30,000 were subsequently issued to Mr. Zoba on May 29, 2001 at $19.00 per share.

                                    DILUTION

   Our net tangible book value as of May 5, 2001 was approximately $44.6 million or $4.57 per share. Net tangible book value per share represents the amount of our total tangible assets (total assets less net goodwill and unamortized deferred financing costs) reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding.

   Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of 6,500,000 shares of common stock offered by us at an initial public offering price of $19.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of May 5, 2001 as adjusted would have been approximately $156.4 million, or $9.61 per share of common stock. This represents an immediate increase in net tangible book value of $5.04 per share to existing shareholders and immediate dilution of $9.39 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

     Initial public offering price per share.....................       $19.00
       Net tangible book value per share before the offering..... $4.57
       Increase per share attributable to new investors..........  5.04
                                                                  -----
       As adjusted, net tangible book value per share after the
        offering.................................................         9.61
                                                                        ------
     Dilution per share to new investors.........................       $ 9.39
                                                                        ======

   The table below summarizes as of May 5, 2001 on a pro forma basis, the following:

  . the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders;

  . the number of shares of common stock that may be purchased, and total consideration payable to us, by option holders upon the exercise of options to purchase 707,671 shares of our common stock at a weighted average exercise price of $10.00 per share and options to purchase 17,500 shares of our common stock at a weighted average exercise price of $17.50 per share;

  . the number of shares of common stock that may be purchased and total consideration payable to us by warrant holders upon the exercise of 720,000 warrants at a weighted average exercise price of $0.01 per warrant and a warrant for 1,350,000 shares at a weighted average exercise price of $17.72 per share; and

  . the number of shares to be purchased and the total consideration to be paid by new investors purchasing shares of common stock from us in this offering (before deducting estimated underwriting discounts and offering expenses).

                           Shares Purchased  Total Consideration      Average
                          ------------------ ----------------------- Price Per
                            Number   Percent    Amount       Percent   Share
                          ---------- ------- ------------    ------- ---------
Existing shareholders....  9,773,707   51.2% $ 70,394,000(1)   31.3%  $ 7.20
Option and warrant
 holders.................  2,795,171   14.7%   31,312,000      13.9%   11.20
New investors............  6,500,000   34.1%  123,500,000      54.8%   19.00
                          ----------  -----  ------------     -----
Total.................... 19,068,878  100.0% $225,206,000     100.0%
                          ==========  =====  ============     =====

--------
(1) Total consideration for existing shareholders includes consideration paid by existing shareholders and services contributed by existing shareholders, and is reduced by dividends accounted for as a return of capital to existing shareholders. Total consideration does not include stock compensation expense related to issuance of stock options.

   The preceding tables assume no exercise of the underwriters' over-allotment option. The preceding table also does not include the 30,000 shares we sold to
C. David Zoba at $19.00 per share on May 29, 2001, the options we granted to C. David Zoba to purchase 110,000 shares of our common stock at an exercise price of $19.00 per share on May 29, 2001, the options to purchase up to 150,000 shares of our common stock we intend to grant simultaneously with this offering at the offering price, or options to purchase 504,666 shares of our common stock at a weighted average exercise price of $20.00 per share which were previously issued to management.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following tables present our selected consolidated financial data that should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Throughout this prospectus, our fiscal years ended February 1, 1997, January 31, 1998, January 30, 1999, January 29, 2000 and February 3, 2001
are referred to as fiscal 1996, 1997, 1998, 1999 and 2000, respectively. The selected statement of operations data for fiscal 1998, 1999 and 2000 and selected balance sheet data for fiscal 1999 and 2000 are derived from our audited consolidated financial statements that are included in this prospectus. The selected balance sheet data for fiscal 1998 are derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated operations data for the three month periods ended April 29, 2000 and May 5, 2001 and the selected consolidated balance sheet data as of May 5, 2001 are derived from our unaudited consolidated financial statements included in this prospectus. The selected consolidated balance sheet data as of April 29, 2000 is derived from our unaudited consolidated financial statements that are not included in this prospectus. The consolidated financial statements for fiscal 1998, 1999 and 2000 have been audited by Deloitte & Touche LLP. The selected consolidated financial data for fiscal 1996 and 1997 are derived from our unaudited consolidated financial statements that are not included in this prospectus. Our unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, include all adjustments necessary for a fair presentation of such data. The historical results of consolidated operations are not necessarily indicative of results to be expected for any subsequent period.

                                                                                                           Three Month
                                                            Fiscal Year(1)                               Period Ended(2)
                                        -----------------------------------------------------------  ------------------------
                                                                                                      April 29,     May 5,
                                           1996        1997        1998        1999        2000         2000         2001
                                        ----------  ----------  ----------  ----------  -----------  -----------  -----------
                                               (dollars in thousands, except per share and per square foot data)
Statement of Operations Data:
Net sales...........................    $  108,194  $  158,760  $  219,597  $  328,121  $   421,662  $    75,714  $    87,878
Cost of sales(3)....................        77,407     116,101     158,282     233,750      295,211       56,152       64,048
                                        ----------  ----------  ----------  ----------  -----------  -----------  -----------
Gross profit........................        30,787      42,659      61,315      94,371      126,451       19,562       23,830
Selling, general and administrative
 expenses(4)........................        32,305      45,302      57,319      81,377      105,935       20,845       24,393
Corporate allocation from The
 Limited(5).........................         1,892       3,012       4,930       3,600           --           --           --
Costs of recapitalization(6)........            --          --          --       1,085           --           --           --
                                        ----------  ----------  ----------  ----------  -----------  -----------  -----------
Operating income (loss).............        (3,410)     (5,655)       (934)      8,309       20,516       (1,283)        (563)
Interest expense, net(7)............            35         128         159       5,384       13,891        3,087        3,502
Loss on investment in MVP.com.......            --          --          --          --        4,621           --           --
                                        ----------  ----------  ----------  ----------  -----------  -----------  -----------
Income (loss) before income tax
 expense (benefit), extraordinary
 loss and cumulative effect of
 change in accounting principle.....        (3,445)     (5,783)     (1,093)      2,925        2,004       (4,370)      (4,065)
Income tax expense (benefit)........        (1,324)     (1,874)       (107)      1,708        1,641       (1,446)      (1,270)
                                        ----------  ----------  ----------  ----------  -----------  -----------  -----------
Income (loss) before extraordinary
 loss and cumulative effect of
 change in accounting principle.....        (2,121)     (3,909)       (986)      1,217          363       (2,924)      (2,795)
Extraordinary loss, net of income
 tax(8).............................            --          --          --          --           --           --       (1,572)
Cumulative effect of change in
 accounting principle, net of income
 tax(9).............................            --          --          --      (1,067)          --           --           --
                                        ----------  ----------  ----------  ----------  -----------  -----------  -----------
Net income (loss)...................    $   (2,121) $   (3,909) $     (986) $      150  $       363  $    (2,924) $    (4,367)
                                        ==========  ==========  ==========  ==========  ===========  ===========  ===========
Earnings (loss) per share(10)(11)
Basic...............................    $    (0.59) $    (1.09) $    (0.27) $     0.02  $      0.03  $     (0.28) $     (0.42)
Diluted.............................    $    (0.59) $    (1.09) $    (0.27) $     0.02  $      0.03  $     (0.28) $     (0.42)
Weighted average shares
 outstanding(11)
Basic...............................     3,600,000   3,600,000   3,600,000   6,226,220   10,419,021   10,385,929   10,492,498
Diluted.............................     3,600,000   3,600,000   3,600,000   6,226,220   10,573,261   10,385,929   10,492,498
Cash dividend declared per share(12)..         --          --          --   $     2.60          --           --           --
Store Data:
Number of stores open (at period
 end)...............................             9          11          14          18           21           19           22
Comparable store sales
 increase(13)(14)...................          11.0%        1.3%        4.8%        8.4%        10.2%         7.3%         3.3%
Average net sales per store(15).....    $   13,622  $   16,250  $   16,716  $   19,524  $    21,142  $     4,109  $     4,177
Total gross square footage (at
 period end)........................       594,919     779,827   1,181,559   1,553,866    1,822,696    1,633,984    1,902,087

                                                                                      Three Month Period
                                                        Fiscal Year(1)                     Ended(2)
                                         -------------------------------------------- ------------------
                                                                                      April 29,  May 5,
                                           1996     1997     1998     1999     2000     2000      2001
                                         -------- -------- -------- -------- -------- --------- --------
                                           (dollars in thousands, except per share and per square foot data)
Average gross
 square footage
 per store (at
 period
 end)(16).......                           66,102   70,893   84,397   86,326   86,795   85,999    86,459
Net sales per gross square foot(17)..    $    261 $    246 $    229 $    231 $    245 $     48  $     48
Net sales per selling square foot(18)..  $    320 $    307 $    287 $    292 $    308 $     60  $     61
Other Operating
 Data:
Capital
 expenditures...                         $ 15,941 $ 14,758 $ 21,077 $ 24,318 $ 20,413 $  3,088  $  8,059
Depreciation and amortization of non-
 financing
 intangibles....                         $  2,715 $  4,791 $  6,984 $ 10,671 $ 11,504 $  2,669  $  3,088
Balance Sheet
 Data (at end of
 period):
Net working
 capital(19)....                         $ 26,042 $ 31,974 $ 42,580 $ 45,907 $ 47,903 $ 52,128  $ 81,325
Total assets....                           79,606   98,759  138,160  174,800  201,089  194,888   234,893
Total long-term debt and capital lease
 obligations....                              374    1,649    1,270   70,077   75,995   84,172   113,538
Total
 shareholders'
 equity.........                           14,559   10,650    9,664   66,914   69,039   64,060    65,006

--------
(1) Our fiscal year ends on the Saturday closest to January 31 and usually consists of 52 weeks. However, every five or six years, our fiscal year consists of 53 weeks. Fiscal year 2000 included 53 weeks.
(2)  Each three month period consists of 13 weeks.
(3)  Cost of sales includes the costs of buying, occupancy and distribution.
(4) Selling, general and administrative expenses include goodwill amortization of $678,000 in fiscal 1996, $728,000 in fiscal 1997, $772,000 in fiscal
     1998, $808,000 in fiscal 1999, $783,000 in fiscal 2000, $196,000 in the three month periods ended April 29, 2000 and May 5, 2001, and include store pre-opening costs such as store level payroll, grand opening event marketing, travel, supplies and other store costs.
(5) Prior to our recapitalization in fiscal 1999, The Limited charged us for services they provided to us, including tax, treasury, legal, audit, leasing, risk management, benefit plan administration and other services. If these charges were specifically identified to us by The Limited, we charged them as a selling, general and administrative expense. If these charges were not specifically identified, we charged them as a corporate allocation from The Limited. Costs charged to us by The Limited may be different from the costs we may have incurred had we provided these services ourselves or obtained them from third parties.
(6) Costs of recapitalization represent expenses incurred in connection with our recapitalization in fiscal 1999.
(7) Interest expense includes interest expense and amortization of financing intangibles, net of interest income.
(8) On May 3, 2001, the Company refinanced its revolving credit facility and expensed the remaining deferred financing costs net of income tax, of $1.6 million as an extraordinary loss on early extinguishment of debt relating to the former revolving credit facility. Loss per share before extraordinary loss was $(0.27) per share (basic and diluted).
(9) Effective January 31, 1999, we changed our method of accounting for store pre-opening costs to conform with the American Institute of Certified Public Accountant's Statement of Position 98-5, which requires companies to expense these store pre-opening costs as incurred. Earnings per share before the cumulative effect of change in accounting principle was $0.19 per share (basic and diluted).
(10) Income before cumulative effect of change in accounting principle was $0.19 per share (basic and diluted).
(11) Share data for fiscal 1996, 1997, 1998 and 1999 reflect a 1999 stock dividend effected in the form of a stock split (35,999:1).
(12) In connection with our recapitalization in 1999, we paid a $9,344,000 special dividend to a wholly owned subsidiary of The Limited. At the time of this dividend, we had 3,600,000 shares outstanding.
(13) A store is not included in comparable store sales until its fourteenth month of operation. In October 1998 we relocated a single freestanding store in Castleton, Indiana to a larger two story mall store. We have not included this larger two story mall store in our comparable store sales calculation until its fourteenth month of operation. If we had included the sales from the larger two story mall store in comparable store sales, our comparable store sales increase would have been higher in fiscal 1998 and fiscal 1999.
(14) Our comparable store sales increased 8.8% for the first 52 weeks of fiscal 2000.
(15) Average net sales per store is calculated by dividing net sales for stores open the entire period by the number of stores open the entire period.
(16) Average gross square footage per store is calculated by dividing total gross square footage at period end by the number of stores open at period end.
(17) Net sales per gross square foot is calculated by dividing net sales for stores open the entire period by the total gross square feet for those stores.
(18) Net sales per selling square foot is calculated by dividing net sales for stores open the entire period by the total selling square feet for those stores.
(19) Net working capital is calculated as the difference between current assets (excluding cash) and current liabilities (excluding accounts payable to The Limited and the current portion of long-term debt).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations for the fiscal years ended January 30, 1999, January 29, 2000 and February 3, 2001 and the three month periods ended April 29, 2000 and May 5, 2001 should be read in conjunction with "Selected Consolidated Financial Data" and our audited and unaudited consolidated financial statements and the notes to those statements that are included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under "Risk Factors" and "Business" and elsewhere in this prospectus.

   We are a rapidly growing specialty retailer that offers a broad range of products that appeal to consumers with active lifestyles, from the casual consumer to the serious sports enthusiast. We sell outdoor and athletic equipment, apparel, footwear and accessories, as well as casual apparel and footwear. Our typical store ranges from approximately 80,000 to 100,000 square feet and features a distinctive two story glass facade, a fifty five foot high interior atrium, metal and timber appointments and interactive and entertaining elements, such as our signature rock climbing wall. We currently operate 22 stores in 12 states, including six mall stores, one of which we opened in May 2001.

Recapitalization

   From July 1995 through August 31, 1999, we were a wholly owned subsidiary of The Limited. Under a transaction agreement dated as of May 3, 1999 and a modification agreement dated as of August 31, 1999, Freeman Spogli and The Limited entered into a transaction that resulted in a recapitalization of our company. This transaction did not create any goodwill on our consolidated financial statements. The following transactions occurred in connection with the recapitalization:

  . Prior to the transaction, The Limited contributed our Class A common stock to G Trademark and we declared a cash dividend of $9.3 million to G Trademark.

  . We declared a dividend in the form of a warrant to G Trademark to purchase 1,350,000 shares of our Class B common stock with an initial exercise price on September 1, 1999 of $10.00 per share. The fair value of the warrants at issuance, $1,461,000, was determined using the Black Scholes option pricing model with the following assumptions: no dividend yield; risk free interest rate of 6%; volatility rate of 50%; and an expected life of four years. The issuance was recorded as an increase in the line item "warrants" in the consolidated statements of shareholders' equity with a corresponding decrease to paid-in capital in the consolidated statements of shareholders' equity. Under the terms of the warrant, on the first day of each month from and including October 1999 to and including September 2000, the exercise price increases by an amount equal to 3 1/3% of the initial exercise price. On the first day of each month thereafter, the exercise price increases by an amount equal to 3 1/3% of the exercise price in effect on the preceding September 1. This results in an increase of the exercise price at a rate of 40.0% per year.

  . Freeman Spogli acquired 5,000,000 shares of Class A common stock at $10.00 per share for an aggregate purchase price of $50.0 million.

  . We issued $15.0 million and $10.0 million of 12% subordinated notes due August 31, 2009 and $15.0 million and $10.0 million of 13.5% junior subordinated notes due August 31, 2009 to Freeman Spogli and The Limited, respectively.

  . In connection with the issuance of our subordinated and junior subordinated notes, we granted warrants to purchase shares of our Class A common stock to Freeman Spogli (432,000 shares) and The Limited (288,000 shares). The warrants are exercisable at $0.01 per share and expire on July 30, 2009. The fair value of the warrants at issuance was determined using the Black Scholes option pricing model with the following assumptions: no dividend yield; risk-free interest rate of 6%; volatility rate of 50%; and an expected life of ten years. The issuance was recorded as a reduction to subordinated debt in the consolidated balance sheet with a corresponding increase to warrants included in the consolidated statements of shareholders' equity.

Results of Operations

   Our audited consolidated statements of operations include the following non-recurring items and events that affect comparability with other periods:

  . On May 3, 2001, we refinanced our revolving credit facility to provide for borrowings up to $160.0 million, of which $15.0 million is allocated for the issuance of standby and import letters of credit. In conjunction with the refinancing, we expensed the remaining deferred financing costs, net of income tax, of $1.6 million as an extraordinary loss on early extinguishment of debt relating to the former credit facility.

  . In fiscal 2000, we wrote off our $4.6 million investment in MVP.com, Inc., a related party that has ceased operations, and $1.2 million of accounts receivable due from MVP.com. MVP.com voluntarily entered into an assignment for the benefit of creditors in February 2001, at which time management deemed the value of the investment to be permanently impaired and the accounts receivable to be uncollectible.

  . In fiscal 2000, we recorded stock compensation expense of $480,000 associated with the sale of common stock and the issuance of stock options at below fair value to members of management and a director. We will also record stock compensation expense relating to the issuance of these stock options as they vest in fiscal 2001, 2002 and 2003, as described below.

  . In connection with recruiting and hiring our chief executive officer, we incurred expenses of $855,000 for a signing bonus, recruiting costs and relocation expenses in fiscal 2000.

  . In connection with the recapitalization of our company, we incurred costs of $1.1 million in fiscal 1999.

  . In connection with a change in accounting principle relating to store pre-opening costs, we recorded an expense, net of income taxes, of $1.1 million in fiscal 1999.

  . We recorded corporate allocation expense from The Limited of $3.6 million in fiscal 1999 and $4.9 million in fiscal 1998.

   We also expect to record the following charges that will affect net income
(loss) in future periods:

  . Upon the closing of this offering, we intend to repay all outstanding principal and accrued interest under our subordinated and junior subordinated notes. If the repayment had occurred on May 5, 2001, we would have recorded an extraordinary loss of $4.7 million incurred on early extinguishment of debt in connection with expensing the remaining deferred financing costs ($1.3 million at May 5, 2001) and the remaining unamortized discount on the subordinated and junior subordinated notes ($6.6 million at May 5, 2001), net of income taxes of $3.2 million.

  . In fiscal 2000, we recorded compensation expense relating to the issuance of stock options to management with an exercise price that was below fair value. We will record additional compensation expense relating to the issuance of these stock options in fiscal 2001, 2002 and 2003 of $165,000, $165,000 and $115,000, respectively.

Net Sales

   Net sales consist of sales from comparable stores, new stores and non-comparable stores. A store is not included in comparable store sales until the start of its fourteenth month of operation. New store sales include sales from stores we opened in the current fiscal year. Non-comparable store sales include sales in the current fiscal year from our stores opened during the previous fiscal year before they have begun their fourteenth month of operation. In addition, our net sales in fiscal 2000 included sales we made at our merchandise cost to MVP.com.

Cost of Sales

   Cost of sales includes the cost of merchandise, inventory markdowns, inventory shrinkage, inbound freight, distribution and warehousing, payroll for our buying personnel, and store occupancy costs. Store occupancy costs include rent, contingent rents, common area maintenance, real estate and personal property taxes, utilities, and repairs and maintenance.

Selling, General and Administrative Expenses

   Selling, general and administrative expenses include selling, store management and corporate expenses, including payroll (other than for our buying personnel), employment taxes, employee benefits, management information systems, marketing, insurance, legal, depreciation, amortization of non-financing intangibles, store pre-opening and other corporate level expenses. Store pre-opening expenses include store level payroll, grand opening event marketing, travel, supplies, and other store opening expenses. Corporate level expenses are primarily attributable to our corporate offices in Plainfield, Indiana and, to a lesser extent, to our corporate personnel located in some of our markets. Depreciation and amortization of non-financing intangibles consists primarily of the depreciation of leasehold improvements, fixtures and equipment owned by us, and amortization of goodwill that resulted from The Limited's purchase of us in 1995.

Cost of Recapitalization

   We incurred $1.1 million as an expense in fiscal 1999, which includes $749,000 paid to Freeman Spogli for an equity commitment fee relating to Freeman Spogli's $50.0 million investment in us, and $336,000 paid to attorneys for transaction costs incurred in connection with our recapitalization.

Corporate Allocation from The Limited

   Prior to our recapitalization in fiscal 1999, The Limited charged us for services they provided to us, including tax, treasury, legal, audit, leasing, risk management, benefit plan administration and other services. If these charges were specifically identified to us by The Limited, we recorded them as a selling, general and administrative expense. If these charges were not specifically identified by The Limited, we recorded them as a corporate allocation from The Limited. The Limited allocated to us costs of $3.6 million in fiscal 1999 and $4.9 million in fiscal 1998. Costs charged as a corporate allocation from The Limited may be different from the actual costs incurred by The Limited in providing those services. There were no corporate allocation charges from The Limited in fiscal 2000 and there will be no future corporate allocations.

Interest Expense, net

   Interest expense, net of interest income, primarily includes non cash pay-in-kind interest relating to our subordinated and junior subordinated notes, interest relating to our revolving credit facility and amortization of financing intangibles.

Cumulative Effect of Change in Accounting Principle

   Effective January 31, 1999, we changed our method of accounting for store pre-opening costs to conform with the American Institute of Certified Public Accountant's Statement of Position 98-5, which requires companies to expense these store pre-opening costs as incurred. The cumulative effect of this change resulted in an expense, net of income taxes, of $1.1 million in fiscal 1999.

Extraordinary Item

   On May 3, 2001, we refinanced our revolving credit facility to provide for borrowing up to $160.0 million, of which $15.0 million is allocated for the issuance of standby and import letters of credit. In conjunction with the refinancing, we expensed the remaining deferred financing costs, net of income tax, of $1.6 million as an extraordinary loss on early extinguishment of debt relating to the former credit facility.

   The following table presents for the periods indicated selected items in the consolidated statements of operations as a percentage of our net sales.

                                            Fiscal Year(1)
                            --------------------------------------------------
                                 1998              1999             2000
                            ---------------   ---------------  ---------------
                                       (percentage of net sales)
Statement of Operations
 Data:

Net sales.................            100.0%            100.0%           100.0%
Cost of sales.............             72.1              71.2             70.0
                            ---------------   ---------------  ---------------
Gross profit..............             27.9              28.8             30.0
Selling, general and
 administrative expenses..             26.1              24.8             25.1
Corporate allocation from
 The Limited .............              2.2               1.1              --
Costs of
 recapitalization.........              --                0.3              --
                            ---------------   ---------------  ---------------
Operating income (loss)...             (0.4)              2.5              4.9
Interest expense, net.....              0.1               1.6              3.3
Loss on investment in
 MVP.com..................              --                --               1.1
                            ---------------   ---------------  ---------------
Income (loss) before
 income tax expense
 (benefit) and
 cumulative effect of
 change in accounting
 principle................             (0.5)              0.9              0.5
Income tax expense
 (benefit)................              0.0               0.5              0.4
                            ---------------   ---------------  ---------------
Income (loss) before
 cumulative effect of
 change in accounting
 principle................             (0.4)              0.4              0.1
Cumulative effect of
 change in accounting
 principle, net of income
 tax......................              --               (0.3)             --
                            ---------------   ---------------  ---------------
Net income (loss).........             (0.4)%             0.0%             0.1%
                            ===============   ===============  ===============

--------
(1) Due to rounding, columns may not add.

First Quarter Fiscal 2001 Compared to First Quarter Fiscal 2000

  Net Sales

   Net sales increased by $12.2 million, or 16.1%, to $87.9 million in the first quarter of fiscal 2001 from $75.7 million in the first quarter of fiscal 2000. This growth reflected $9.5 million in non-comparable store sales during the first quarter of fiscal 2001, an increase of $2.5 million in comparable store sales, and $0.1 million in new store sales from the store we opened on May 4, 2001. Comparable store sales increased by 3.3% in the first quarter of fiscal 2001 after an increase of 7.3% in comparable store sales in the first quarter of fiscal 2000. The 3.3% increase in comparable store sales in the first quarter of fiscal 2001 was primarily attributable to higher sales in the athletic and casual apparel category and, to a lesser extent, higher sales in camping, team sports, and casual footwear. The increase in non-comparable store sales reflected the opening of three stores during fiscal 2000.

  Gross Profit

   Gross profit, which is net sales less cost of sales, increased by $4.3 million, or 21.8%, to $23.8 million in the first quarter of fiscal 2001. Gross profit was 27.1% of net sales in the first quarter of fiscal 2001 compared to 25.8% in the first quarter of fiscal 2000. We were able to achieve higher gross margins primarily due to increased sales of apparel items, which have higher merchandise margins than our company's average merchandise margin in the first quarter of fiscal 2001 compared to the first quarter of fiscal 2000.

  Selling, General and Administrative Expenses

   Selling, general and administrative expenses increased by $3.5 million, or 17.0%, to $24.4 million in the first quarter of fiscal 2001 from $20.8 million in the first quarter of fiscal 2000. The
$3.5 million increase in the first quarter of fiscal 2001 was primarily due to hiring additional senior level managers and increased payroll and employee benefit costs due to new store openings, partially offset by decreases in expenses for store supplies in the first quarter of fiscal 2001 as compared to the first quarter of fiscal 2000, when we expensed certain store supplies that had previously been capitalized. Selling, general and administrative expenses were 27.8% of net sales in the first quarter of fiscal 2001 compared with 27.5% in the first quarter of fiscal 2000. The increase as a percentage of net sales was primarily due to the payroll related cost increases discussed above.

  Operating Loss

   Operating loss decreased by $720,000, or 56.1%, to $563,000 in the first quarter of fiscal 2001 from $1.3 million in the first quarter of fiscal 2000. Operating loss was 0.6% of sales in the first quarter of fiscal 2001, compared with 1.7% in the first quarter of fiscal 2000. The improvement in operating loss margin was due primarily to increases in net sales and improvements in gross margin in the first quarter of fiscal 2001.

  Interest Expense, net

   Interest expense, net of interest income of $28,000, was $3.5 million in the first quarter of fiscal 2001, compared to $3.1 million in the first quarter of fiscal 2000. Interest expense primarily consisted of non-cash pay-in-kind interest of $2.0 million on our subordinated and junior subordinated notes, interest of $1.0 million related to borrowings under our revolving credit facility, and $550,000 of amortization expense relating to financing intangibles.

  Income Taxes

   Our effective income tax rate is greater than the statutory rate because a portion of the interest on our subordinated and junior subordinated notes and the amortization of goodwill are not deductible for income tax purposes. We expect to repay our subordinated and junior subordinated notes with the proceeds of this offering, which will eliminate the non-deductible interest expense relating to these notes.

  Extraordinary Loss on Extinguishment of Debt

   On May 3, 2001, we retired and replaced our former revolving credit facility with a $160 million three year revolving credit facility. We incurred an extraordinary loss (net of income taxes) of $1.6 million, related to expensing the remaining unamortized financing intangibles associated with this former facility.

  Net Loss

   As a result of the foregoing, net loss increased by $1.4 million, to $4.4 million in the first quarter of fiscal 2001 from $2.9 million in the first quarter of fiscal 2000.

Fiscal Year 2000 (53 weeks) Compared to Fiscal Year 1999 (52 weeks)

   Extra Week in Fiscal 2000

   Our fiscal year ends on the last Saturday closest to January 31 and generally results in a 52 week fiscal year. However, every five or six years, our fiscal year is 53 weeks. Fiscal 2000 included 53 weeks. For purposes of annual comparisons, unless otherwise noted, we have not adjusted for this difference.

   Net Sales

   Net sales increased by $93.5 million, or 28.5%, to $421.7 million in fiscal 2000 from $328.1 million in fiscal 1999. This growth reflected $38.3 million in new store sales during fiscal 2000, an increase of $32.7 million in comparable store sales, and an increase of $19.7 million in non-comparable store sales. The growth also reflected sales of $2.8 million that we made at our merchandise cost to MVP.com in fiscal 2000. We opened three new stores in fiscal 2000. Comparable store sales increased by 10.2% in fiscal 2000 (or 8.8% based on the first 52 weeks of fiscal 2000). The increase in comparable store sales was primarily attributable to higher sales in the outdoor apparel category, due in part to colder weather than the previous year. To a lesser extent, the increase was attributable to higher sales of women's casual and athletic apparel, men's casual apparel and golf apparel. The increase in non-comparable store sales reflected the opening of four stores during fiscal 1999.

   Gross Profit

   Gross profit, which is net sales less cost of sales, increased by $32.1 million, or 34.0%, to $126.5 million in fiscal 2000 from $94.4 million in fiscal 1999. Gross profit was 30.0% of net sales in fiscal 2000 compared to 28.8% in fiscal 1999. We were able to achieve higher gross margins primarily due to increased sales of apparel items, which have higher merchandise margins than our company's average merchandise margin, and to a lesser extent by lower markdowns in fiscal 2000 compared to fiscal 1999.

   Selling, General and Administrative Expenses

   Selling, general and administrative expenses increased by $24.6 million, or 30.2%, to $105.9 million in fiscal 2000 from $81.4 million in fiscal 1999. Selling, general and administrative expenses were 25.1% of net sales in fiscal 2000, compared to 24.8% in fiscal 1999. The majority of the $24.6 million increase in fiscal 2000 was due to an increase in payroll and employee benefits costs as a result of our recent store growth, a significant increase in performance bonuses as a result of our strong fiscal 2000 results, and expenses relating to a loss on disposal of equipment as we upgraded our store and warehouse systems during fiscal 2000. Selling, general and administrative expenses in fiscal 2000 also included a $1.2 million write off of accounts receivable from MVP.com, $855,000 related to the recruiting and hiring of our chief executive officer, and $480,000 related to the sale of shares and the issuance of stock options to management and a director at prices below fair value.

   Operating Income

   Operating income increased by $12.2 million, or 146.9%, to $20.5 million in fiscal 2000 from $8.3 million in fiscal 1999. Operating income was 4.9% of net sales in fiscal 2000, compared with 2.5% in fiscal 1999. The increase in operating income margin was due primarily to increases in comparable store sales and improvements in gross margin in fiscal 2000, as well as the impact in fiscal 1999 of the non-recurring costs of recapitalization and the corporate allocation from The Limited incurred in fiscal 1999.

   Interest Expense, net

   Interest expense, net of interest income of $174,000, was $13.9 million in fiscal 2000. Interest expense primarily consisted of non cash pay-in-kind interest of $6.9 million on our subordinated and junior subordinated notes, interest of $4.4 million related to our revolving credit facility, and amortization of $2.1 million of financing intangibles.

   Loss on Investment in MVP.com

   In fiscal 2000, we wrote off our $4.6 million investment in MVP.com.

   Income Taxes

   Our effective income tax rate is greater than the statutory rate because a portion of the interest on our subordinated and junior subordinated notes and the amortization of goodwill are not deductible for income tax purposes. We expect to repay our subordinated and junior subordinated notes with the proceeds of this offering, which will eliminate the non-deductible interest expense relating to these notes.

   Net Income

   As a result of the foregoing, net income increased by $213,000 to $363,000 in fiscal 2000 from $150,000 in fiscal 1999.

Fiscal Year 1999 (52 weeks) Compared to Fiscal Year 1998 (52 weeks)

   Net Sales

   Net sales increased by $108.5 million, or 49.4%, to $328.1 million in fiscal 1999 from $219.6 million in fiscal 1998. This growth reflected $54.9 million in new store sales during fiscal 1999, an increase of $36.9 million in non-comparable store sales and an increase of $16.7 million in comparable store sales. We opened four new stores in 1999. The increase in non-comparable store sales reflected the opening of three new stores and the relocation of our Castleton, Indiana store during fiscal 1998. The relocated Castleton store was included in non-comparable store sales until it became a comparable store in fiscal 1999. Comparable store sales increased by 8.4% in fiscal 1999. The increase in comparable store sales was primarily attributable to increased sales in athletic and outdoor equipment categories, including strong increases in hunting, camping, fishing and golf equipment. Management believes that the increased sales in hunting and camping equipment may have been attributable in part to customers' Y2K concerns.

   Gross Profit

   Gross profit increased by $33.1 million, or 53.9%, to $94.4 million in fiscal 1999 from $61.3 million in fiscal 1998. Gross profit was 28.8% of net sales in fiscal 1999 compared to 27.9% in fiscal 1998. We were able to achieve higher gross margins due to the leveraging of the cost components of our gross margin as well as lower markdowns in fiscal 1999 compared to fiscal 1998. This increase was partially offset by higher sales of outdoor and athletic equipment, which have lower merchandise margins than our company's average merchandise margin.

   Selling, General and Administrative Expenses

   Selling, general and administrative expenses increased by $24.1 million, or 42.0%, to $81.4 million in fiscal 1999 from $57.3 million in fiscal 1998. The majority of the $24.1 million increase in fiscal 1999 was due to higher payroll and related employee benefit costs as a result of our store growth. Selling, general and administrative expenses were 24.8% of net sales in fiscal 1999 compared with 26.1% in fiscal 1998. The decrease as a percentage of net sales was due to strong comparable store sales and also resulted from our ability to leverage corporate overhead over a larger number of stores and revenue base.

   Operating Income

   Operating income increased by $9.2 million to $8.3 million in fiscal 1999 from a loss of $934,000 in fiscal 1998. Operating income includes the impact of the non-recurring cost of recapitalization of $1.1 million in fiscal 1999. Operating income was 2.5% of net sales in fiscal 1999 compared to a 0.4% operating loss in fiscal 1998. The increase in operating income margin was due primarily to an increase in comparable store sales, improvements in gross margins in fiscal 1999 and lower selling, general and administrative expenses as a percentage of net sales.

   Interest Expense, net

   Interest expense, net of interest income of $218,000, was $5.4 million in fiscal 1999. Interest expense primarily consisted of $2.7 million of non cash pay-in-kind interest on the subordinated and junior subordinated notes, interest on the revolving credit line of $1.7 million, and $875,000 of amortization of financing intangibles. Prior to our recapitalization, The Limited provided working capital funding to us.

   Income Taxes

   Our effective income tax rate is greater than the statutory rate because a portion of the interest on our subordinated and junior subordinated notes and the amortization of goodwill are not deductible for income tax purposes.

   Cumulative Effect of Change in Accounting Principle

   In fiscal 1999, we incurred an expense, net of income taxes, of $1.1 million from the cumulative effect of a change in accounting principle.

   Net Income

   As a result of the foregoing, net income increased by $1.1 million to $150,000 in fiscal 1999 from a net loss of $986,000 in fiscal 1998. The increase was due primarily to the increase in net sales and gross profit.

Quarterly Operating Results

   The following tables set forth for the periods indicated our results of operations and selected items in our consolidated statement of operations as a percentage of total year results and as a percentage of net sales. The financial information for these fiscal quarterly periods is unaudited and includes adjustments consisting only of normal recurring accruals that management considered necessary for a fair presentation of our operating results. Each fiscal quarter included thirteen weeks, except for the fourth quarter of fiscal 2000, which included fourteen weeks.

                                      Fiscal 1999                             Fiscal 2000                    Fiscal 2001
                          --------------------------------------  --------------------------------------     -----------
                             Q1        Q2        Q3        Q4        Q1        Q2        Q3        Q4            Q1
                          --------  --------  --------  --------  --------  --------  --------  --------     -----------
                                                  (dollars in thousands)
                                                        (unaudited)
Results of Operations:
Net sales...............  $ 59,884  $ 77,749  $ 73,576  $116,912  $ 75,714  $ 98,952  $ 92,888  $154,108       $87,878
Gross profit............    15,321    22,437    18,648    37,965    19,562    28,781    25,111    52,997        23,830
Selling, general and
 administrative
 expenses...............    16,624    19,480    20,027    25,246    20,845    23,256    26,115    35,719        24,393
Operating income
 (loss).................    (2,846)    1,414    (3,057)   12,798    (1,283)    5,525    (1,004)   17,278          (563)
Income (loss) before
 income taxes,
 extraordinary loss and
 cumulative effect of
 change in accounting
 principle..............    (2,881)    1,381    (5,248)    9,673    (4,370)    2,176    (4,685)    8,883        (4,065)
Net income (loss).......    (2,876)      741    (3,297)    5,582    (2,924)    1,103    (3,033)    5,217        (4,367)

Comparable Store Sales
 Increase:..............      10.4%      8.6%     13.2%      5.3%      7.3%      9.0%      8.5%     13.4%(1)       3.3%

Percentage of Total
 Year:(2)
Net sales...............      18.3%     23.7%     22.4%     35.6%     18.0%     23.5%     22.0%     36.5%           NA
Gross profit............      16.2      23.8      19.8      40.2      15.5      22.8      19.9      41.9            NA
Selling, general and
 administrative
 expenses...............      20.4      23.9      24.6      31.0      19.7      22.0      24.7      33.7            NA
Operating income
 (loss).................     (34.3)     17.0     (36.8)    154.0      (6.3)     26.9      (4.9)     84.2            NA

Percentage of Net Sales:
Gross profit............      25.6%     28.9%     25.4%     32.5%     25.8%     29.1%     27.0%     34.4%         27.1%
Selling, general and
 administrative
 expenses...............      27.8      25.1      27.2      21.6      27.5      23.5      28.1      23.2          27.8
Operating income
 (loss).................      (4.8)      1.8      (4.2)     10.9      (1.7)      5.6      (1.1)     11.2          (0.6)

--------
(1) Excluding the last week of this 14 week fiscal quarter, comparable store sales were 9.6%.
(2)  Percentages may not add to 100.0% due to rounding.

   We have experienced, and expect to continue to experience, fluctuations in our quarterly operating results. Although there are numerous factors that can contribute to these fluctuations, the principal factor is seasonality in the fourth fiscal quarter, which includes a seasonal weather change from fall to winter and the Christmas holiday. In fiscal 2000, we generated 36.5% of our annual sales and 84.2% of our operating income in our fourth fiscal quarter. We also experience seasonality to a lesser extent in the second fiscal quarter, which includes a seasonal weather change from spring to summer and the Father's Day holiday.

Liquidity and Capital Resources

   Our main sources of liquidity and capital prior to our recapitalization in fiscal 1999 were cash flows from operations and funding from The Limited. Subsequent to our recapitalization, our main sources of liquidity and capital have been cash flows from operations, borrowings under our revolving credit facility, issuance of stock, and proceeds from our subordinated debt financing. Our primary liquidity and capital requirements have been for new store construction, working capital and general corporate needs.

   Net cash used in operations was $28.0 million in the first quarter of fiscal 2001 and $4.4 million in the first quarter of fiscal 2000. The increase reflects higher working capital needs primarily due to increased inventory levels and decreased levels of accounts payables. Net cash used in investing activities was $8.1 million in the first quarter of fiscal 2001 and $3.1 million in the first quarter of fiscal 2000, and primarily related to capital expenditures for new store openings. Net cash from financing activities was $39.3 million in the first quarter of fiscal 2001 and $10.7 million in the first quarter of fiscal 2000. Financing activities in the first quarter of fiscal 2001 consisted primarily of net borrowings under our revolving credit facility to fund our increased working capital needs and capital expenditures. Financing activities in the first quarter of fiscal 2000 consisted primarily of net borrowings under our revolving credit facility and under our construction loans to fund our working capital needs and capital expenditures.

   Net cash provided by operations was $22.3 million in fiscal 2000 and $9.8 million in fiscal 1999. Net cash used in investing activities was $20.4 million in fiscal 2000 and $28.8 million in fiscal 1999, and primarily related to capital expenditures for new store openings and our investment in MVP.com in fiscal 1999. Net cash used in financing activities was $754,000 in fiscal 2000 and net cash from financing activities was $19.2 million in fiscal 1999. Financing activities in fiscal 2000 consisted primarily of net borrowings under our revolving credit facility and under our construction loans. Financing activities in fiscal 1999 related primarily to our recapitalization, including proceeds from our subordinated debt financing and the issuance of common stock.

   On May 3, 2001, we entered into a $160.0 million revolving credit facility with a syndicate led by The Chase Manhattan Bank, as administrative agent, which matures on May 3, 2004. This agreement allows us to borrow up to 70% (77.5% from August through November of 2001, 2002 and 2003) of defined eligible inventory. As of May 3, 2001, our eligible inventory was approximately $101.7 million. Under the terms of this revolving credit facility, we may also obtain letters of credit. The revolving credit facility bears interest at our election at either an adjusted prime rate or an adjusted LIBOR, in each case plus additional interest which varies depending on the ratio of our average outstanding debt to cash flow. We pay an annual commitment fee on the unused portions of our revolving credit facility in an amount equal to 0.50% of the unused amounts. We also pay an annual fee equal to the same additional interest applicable to revolving LIBOR loans multiplied by amounts outstanding under letters of credit issued under the revolving credit facility, plus standard issuance and administrative charges.

   The revolving credit facility contains financial and other covenants, including covenants that require us to maintain various financial ratios, restrict our ability to incur indebtedness or to create various liens, and restrict the amount of capital expenditures that we may incur. The revolving credit facility also restricts our ability to engage in mergers or acquisitions, sell assets, enter into certain capital leases or make junior payments, including cash dividends. As of the date of this prospectus, we were in compliance with all required covenants. The revolving credit facility is secured by a first priority security interest in substantially all of our assets. Our sole subsidiary has guaranteed, and any future subsidiaries will be required to guarantee, our obligations under the revolving credit facility.

   In August 1999, we issued subordinated notes, junior subordinated notes and warrants to purchase our common stock for an aggregate purchase price of $50.0 million in connection with the sale of a majority interest in us by The Limited to Freeman Spogli. We issued $25.0 million of 12% subordinated notes due August 31, 2009 and $25.0 million of 13.5% junior subordinated notes due August 31, 2009. Freeman Spogli purchased $15.0 million principal amount of the subordinated notes and $15.0 million principal amount of the junior subordinated notes, and The Limited purchased $10.0 million principal amount of the subordinated notes and $10.0 million principal amount of the junior subordinated notes. The subordinated and junior subordinated notes are subordinate to our revolving credit facility. Our revolving credit facility prohibits payment of interest in cash on the notes while any amounts are outstanding under the revolving credit facility. As a result, interest on the notes is paid not in cash, but by adding the interest to the principal amount of the notes. In connection with the sale of our subordinated and junior subordinated notes, we also issued warrants to purchase 432,000 shares of our Class A common stock to Freeman Spogli and warrants to purchase 288,000 shares of our Class A common stock to The Limited. These warrants have an exercise price of $0.01 per share and expire on July 30, 2009. The subordinated and junior subordinated notes permit us to redeem them within sixty days of this offering at a redemption price equal to 100% of the outstanding principal amount plus any accrued and unpaid interest, if any. We expect to redeem all of the notes with the proceeds of this offering.

   In November 1999, we sold 567,684 shares of our Class A common stock to Benchmark Capital Partners IV, L.P. for approximately $5.7 million. In connection with and shortly after the sale to Benchmark Capital, we used approximately $4.5 million to purchase 4,453,125 shares of preferred stock in MVP.com. We used the remaining funds for general corporate purposes.

   From October 1999 to January 2001, we borrowed a total of $5.3 million from Keybank National Association to finance the construction of our store in Buffalo, New York which opened in April 2000. This loan is secured by a mortgage on the store building and becomes due in April 2002. The interest rate on this facility is 30 day LIBOR plus 1.6%. We anticipate entering into a sale-leaseback agreement to sell the Buffalo building and repay this loan.

   In December 2000, we amended our lease agreement with W.P. Carey & Co. LLC for our Plainfield, Indiana distribution facility. Under the amendment, W.P. Carey provided us with $3.6 million to finance the expansion of this facility to 364,000 square feet from 220,000 square feet.

   In May 2001, we entered into a $6.0 million line of credit agreement with Keybank National Association to finance the construction of the store we plan to open in Rochester, New York in the second quarter of fiscal 2001. Outstanding advances as of May 25, 2001 were $3.1 million. The agreement requires monthly payments of interest under several interest rate options, with a rate on May 25, 2001 of 6.1%. All unpaid principal and interest is due May 1, 2002 and can be extended to May 1, 2003 at our option. We anticipate entering into a sale-leaseback agreement to sell the Rochester building and repay this loan.

   Our future capital requirements will depend on the number of new stores we open and the timing of those openings within a given fiscal year. We plan to open five stores in fiscal 2001, including one store that we opened in May 2001, and seven stores in fiscal 2002. In fiscal 2001, we expect our gross capital expenditures (prior to our receipt of any developer financing) to be approximately $62 million, substantially all of which will relate to our new store openings in fiscal 2001 and 2002. We have received commitments for developer financing under the leases executed for four stores that we expect to open in fiscal 2001 in the form of cash allowances of approximately $22 million. We anticipate receiving additional commitments for developer financing of approximately $8 million during fiscal 2001 as the first installment payment by developers under leases we expect to sign for stores to be opened in fiscal 2002. As a result, we anticipate that our net capital expenditures in fiscal 2001 will be approximately $32 million. In fiscal 2002, we anticipate that our gross capital expenditures will be approximately $88 million, substantially all of which will relate to our new store openings in fiscal 2002 and 2003. We anticipate receiving similar relative levels of developer financing in fiscal 2002, although we can make no assurances. We believe that developer financing, cash flow from operations and funds available under our revolving credit facility will be sufficient to satisfy our current capital commitments for the next 24 months.

Quantitative and Qualitative Disclosure about Market Risk

   Interest Rate Risk. After this offering, our net exposure to interest rate risk will consist primarily of borrowings under our revolving credit facility and our construction loans. Our revolving credit facility and construction loans bear interest rates that are benchmarked to U.S. and European short-term floating rate interest rates. The aggregate balances outstanding under our revolving credit facility and our construction loans as of May 5, 2001, February 3, 2001 and January 29, 2000 totaled $64.3 million, $25.2 million and $25.9 million, respectively. The impact on our annual results of operations of a hypothetical one percent point interest rate change on the average outstanding balances under our revolving credit facility and construction loans would be approximately $413,000.

   Impact of Inflation. We believe that, over time, we generally have been able to pass along inflationary increases in our costs through increased prices of the products we sell, and the effects of inflation on our net income historically have not been, and are not expected to be, materially adverse.

Tax Matters

   Prior to August 31, 1999, we were party to a tax sharing agreement with The Limited. In connection with our 1999 recapitalization, The Limited agreed to indemnify us against, and hold us harmless from, on a after tax basis, any tax imposed on us with respect to any tax period prior to August 31, 1999. The Limited has also agreed to indemnify us, and hold us harmless from, any liabilities, costs and expenses incurred or suffered by us arising out of or incident to the imposition, assessment, assertion or proposed adjustment of any tax prior to August 31, 1999. Presently, we do not believe that we have any tax matters that could materially affect our consolidated financial statements.

Recent Accounting Pronouncements

   On February 4, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embodied in other contracts, be recognized as either assets or liabilities and that those financial statements be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. Our policy is not to use freestanding derivatives and not to enter into contracts with terms that cannot be designated as normal purchases and sales. Our management has reviewed the requirements of SFAS No. 133 and has determined that we do not have any freestanding or embedded derivatives.

                                    BUSINESS

Overview

   Our objective is to be the premier active lifestyle retailer in the United States and the primary destination for the entire family for outdoor and athletic equipment, apparel, footwear and accessories, as well as casual apparel and footwear. We currently operate 22 stores in 12 states, including one store opened in May 2001, and plan to accelerate our new store expansion program by opening four additional stores in new markets in fiscal 2001 and seven stores in new and existing markets in fiscal 2002.

   We strive to provide a broad range of products that appeal to consumers with active lifestyles, from the casual consumer to the serious sports enthusiast. We offer these products in an appealing store environment, with our typical store ranging from approximately 80,000 to 100,000 square feet and featuring a distinctive two story glass facade, a fifty five foot high interior atrium, metal and timber appointments and interactive and entertaining elements, such as our signature rock climbing wall. We are committed to "Selection, Quality, Value, Service and Community" and make this commitment an integral part of our operating philosophy and feature it prominently in our stores and marketing materials.

   We use the design, layout and interactive nature of our stores to reinforce our adventurous, outdoor and active lifestyle image. Our typical store, which includes the 17 stores we built after fiscal 1995 and our Columbus store, features athletic departments on the first floor that use bright colors, raw steel and innovative product displays to create an active and athletic feel, and outdoor departments on the second floor with a rugged, timbered lodge atmosphere. We organize our stores into over 40 distinct specialty departments, which creates an environment similar to a collection of specialty shops under one roof. The large size of our typical store allows us to carry a broad and deep range of products for men, women, boys and girls, including over 90,000 merchandise items, excluding sizes and colors.

   We have grown from six stores in the greater Indianapolis and Columbus markets at the beginning of fiscal 1996 to our current 22 stores, including the six mall stores we opened since the beginning of fiscal 1998. Our net sales increased from $108.2 million in fiscal 1996 to $421.7 million in fiscal 2000 (a 53 week fiscal year), representing a compound annual growth rate of 40.5%. In addition, our comparable store sales increased 4.8% in fiscal 1998, 8.4% in fiscal 1999, 10.2% in fiscal 2000 (or 8.8% based on the first 52 weeks of fiscal 2000) and 3.3% in the first quarter of fiscal 2000. In fiscal 2000, we achieved net sales per selling square foot of $308, average net sales per store of $21.1 million and operating income of $20.5 million.

Our History

   We were formed as an Indiana corporation in 1982. Our founder, Albert Galyan, was inspired to open our first outdoor store in the greater Indianapolis market in 1960 based on his enthusiasm for the outdoors. His first outdoor store focused on hunting and fishing equipment and emphasized customer service and product knowledge, which continue to be hallmarks of our company. After opening several additional Indianapolis area stores, Pat Galyan, our founder's son, introduced a large format, two story store in Columbus, Ohio in 1994 that became the prototype for our typical store. Since the middle of 1995, we have built all of our stores in this format, including our six mall stores.

   The Limited purchased us from the Galyan family in July 1995 and subsequently appointed our current president and chief operating officer. In the time between our acquisition by The Limited and August 1999, we opened 13 new stores. In August 1999, Freeman Spogli purchased a majority ownership interest in us from The Limited. To facilitate the continued growth of our business, we have augmented our management team by hiring an experienced chief executive officer, general counsel, chief financial officer and chief information officer. We have also invested in our infrastructure, including expanding our distribution center, developing our store planning and real estate functions, implementing new point of sale and warehouse management systems and opening three additional mall stores in new markets.

Our Strategy

   Our objective is to be the premier active lifestyle retailer in the United States and the primary outdoor and athletic equipment, apparel, footwear and accessory destination for the entire family. To achieve this objective, we intend to:

 Rapidly Expand Our Store Base

   We believe our retail concept has broad national appeal and that we have significant new store expansion opportunities in new and existing markets. We have rapidly expanded our store base, having opened eleven stores in the past three fiscal years, including eight during a 13 month period. We opened six of these 11 stores in new markets and five in existing markets. In addition to the store we have already opened this year, we plan to open four additional stores in new markets in fiscal 2001 and seven stores in new and existing markets in fiscal 2002. We target prime real estate locations in areas with upscale demographics, which fit well with our middle and high end merchandise profile. To maintain a consistent culture throughout our store operations, when we open a store, we seek to staff a minimum of 25% of the new store's managers, assistant store managers and department managers with employees we transfer from existing locations.

   We have successfully implemented our store format in multiple venues, including freestanding stores, shopping centers, malls and lifestyle centers. Lifestyle centers are large open-air complexes comprised of retailers, restaurants, movie theaters and interactive entertainment facilities. While we intend to continue to be opportunistic in choosing our new store locations, our priority is to open stores in malls or in lifestyle centers as anchor tenants, which are large retailers that developers perceive as the primary destination of customers at a mall or lifestyle center. Malls and lifestyle centers often provide access to developer financing, which lowers our capital outlays. In addition, mall and lifestyle center locations generally have more customer traffic and greater sales of higher margin apparel and footwear. We believe these locations also provide better access to female customers, who are increasing their participation in athletic activities and who significantly influence household buying decisions. Four of the seven stores we opened in fiscal 1999 and 2000 and the store we opened in May 2001 were in malls. The four additional stores we intend to open in fiscal 2001 will also be located in malls or lifestyle centers.

 Feature an Innovative and Appealing Store Environment

   Our typical store ranges from approximately 80,000 to 100,000 square feet. Based on our examination of our competitors' stores and the public filings of our competitors, we believe that our typical store is substantially larger than those of most of our competitors. Our typical store features an open, airy atmosphere with a fifty five foot high interior atrium, metal and timber appointments and interactive elements, such as rock climbing walls and putting greens, that are designed to create an enjoyable and interactive shopping experience appealing to both the casual consumer and the serious sports enthusiast. We believe our distinctive store design and environment make us a destination for the entire family and encourage our customers to stay longer and buy more. We organize our typical store into over 40 distinct specialty departments, each focusing on a particular activity or product category. This creates an environment similar to a collection of specialty shops under one roof. In addition, the large size and modular design of our typical store provide us with the flexibility to expand and contract our departments in response to seasonal needs and important merchandise trends. We believe our innovative and appealing store environment differentiates our stores from those of our competitors.

 Employ A Differentiated and Disciplined Merchandising Strategy

   We provide a product assortment that emphasizes middle to high end merchandise. In addition to the widely recognized brands typically sold in traditional sporting goods stores, we emphasize higher quality and more technically advanced products often confined to more narrowly focused specialty retailers, and we offer private label merchandise which serves to complement our branded product offerings. Our broad and expansive product range enables us to demonstrate the advantages of our high end merchandise to the customer, which we believe increases our sales of these higher priced products. We strategically arrange merchandise within our store to increase sales by facilitating the cross-selling of equipment, apparel, footwear and accessories. In addition, we devote substantial floor space to athletic and casual apparel because of the significantly higher margins they provide. We also target the female consumer, who we believe historically has been underserved by traditional sporting goods and outdoor retailers. We believe our targeting of these customers increases our potential market and positions us as a shopping destination for the entire family.

   Our merchandising strategy features stable, every day fair pricing. We generally avoid temporary product mark downs and run promotions primarily to clear merchandise as seasons or fashions change. Our disciplined inventory management complements our pricing strategy, which together will help us achieve our objective of increased inventory turns and higher margins.

 Provide Superior Customer Service and Product Knowledge

   We seek to distinguish ourselves from our competitors by emphasizing customer service and product knowledge. We strive to hire sales associates who are experienced, enthusiastic and knowledgeable about one or more activities or sports. During their first several months with us, we provide our new sales associates with an average of over 45 hours of training focusing on our products, operations and customer service culture. We continue to educate our sales associates throughout their careers by providing them with ongoing training and product education. We emphasize training because we believe experienced, enthusiastic and knowledgeable sales associates have greater credibility with our customers and a greater ability to influence their purchasing decisions. We reward our sales associates for superior customer service through our overall compensation package, which includes a commission component, and through programs that recognize associates for customer compliments or otherwise distinguishing themselves in the sales process. As part of our commitment to customer service, we also provide our customers with specialized pro shop services such as tennis racquet stringing, a full service bicycle and ski shop, ice skate sharpening, basketball goal installation, golf club re-gripping, team uniforms and hunting and fishing equipment setup, repairs and licenses.

 Enhance Our Image and Extend Our Reach

   We seek to build and enhance the recognition, appeal and reach of the Galyan's image through our marketing efforts, everyday fair pricing, superior customer service, private label products and grass roots community involvement. The centerpiece of our marketing campaign is our magazine style newspaper insert, which emphasizes the attractiveness of the active lifestyle and presents a broad range of our products. We supplement these newspaper inserts with radio advertising in all of our markets and television advertising in selected markets. We have also created a preferred customer program designed to build customer loyalty by rewarding significant purchasing activity, which enables us to specifically target our mailings to the interests of our preferred customers. We participate in numerous community level grass roots events, such as the Race for the Cure, the American Hiking Society and Trout Unlimited. We also sponsor local boys' and girls' sports teams and sponsor local races and athletic events to assist in raising money for disease research, and provide Galyan's labeled sports equipment for local school use. Through our grass roots program, we prominently participate in the activities that are important to our customers to increase our visibility in the local community and further enhance our image as an active lifestyle retailer and a destination for the entire family.

Our Stores

   We use our store design and layout to emphasize our image as an active lifestyle retailer and to encourage our customers to stay longer and buy more. Our typical store has two shopping levels and features a fifty five foot high atrium, which creates an open, airy feeling. We construct our store interior with bright colors, raw steel and innovative product displays to create an active and athletic feel on the first shopping level, which features our athletic equipment and apparel, and a more rugged, outdoor atmosphere on the second shopping level, which features our outdoor equipment and apparel. Our stores also feature one or more interactive areas, such as forty foot high rock climbing walls, table games and golf putting greens and driving nets.

   We complement our store design with careful product placement and display, which we believe can significantly influence our customers' purchasing decisions. We follow a "racetrack" layout, with a wide main aisle circling the interior of each floor, and with equipment placed toward the walls and apparel placed toward the center of the store. We also use mobile merchandise displays to create a versatile, fluid design that enables us to move seasonal merchandise to more or less prominent positions in the store and to expand and shrink the size of the merchandise displays. We dedicate approximately 80% of the gross square feet of our typical store to retail selling space and the remainder to merchandise receiving, storage and office space. We believe our stores' distinctive physical appearance and features provide an entertaining and interactive shopping environment that encourages our customers to spend more time in our stores, try out our products and make repeat visits to our stores.

   The following table lists our 22 stores in the order in which they were opened, starting with the most recent:

       Market                 Location         Opening Date Gross Square Feet
--------------------  ------------------------ ------------ -----------------
Dallas(1)             Stonebriar Centre Mall     05/04/01         79,391
                      Frisco, TX
Grand Rapids(1)       Rivertown Crossings Mall   09/29/00         91,471
                      Grandville, MI
Denver(1)             Flatiron Crossing Mall     08/10/00         97,241
                      Broomfield, CO
Buffalo(1)            Walden Galleria Mall       04/20/00         80,118
                      Buffalo, NY
Atlanta(1)            Mall of Georgia            08/12/99         83,391
                      Buford, GA
Atlanta               Atlanta, GA (Buckhead)     07/25/99        122,494
Atlanta               Kennesaw, GA               03/04/99         76,505
Chicago               Lombard, IL                02/26/99         89,917
Indianapolis(1)(2)    Castleton Square Mall      10/16/98         76,108
                      Castleton, IN
Chicago(1)            The Streets of Woodfield   10/09/98        170,521
                      Schaumburg, IL
Washington, D.C.(1)   Washingtonian Center       07/31/98        100,584
                      Gaithersburg, MD
Washington, D.C.      Fairfax, VA                07/31/98        104,236
Minneapolis/St. Paul  Richfield, MN              09/26/97        101,270
Columbus              Columbus, OH               09/26/97         83,638
Minneapolis/St. Paul  Woodbury, MN               10/25/96         81,019
Minneapolis/St. Paul  Minnetonka, MN             10/11/96         99,445
Kansas City           Leawood, KS                09/27/96        100,945
Indianapolis(3)       Carmel, IN                 03/01/95         65,520
Columbus              Dublin, OH                 09/10/94         74,636
Indianapolis(3)       Indianapolis, IN (Pike     02/01/89         33,642
                      Plaza)
Indianapolis(3)       Indianapolis, IN           08/01/85         42,189
                      (Greenwood)
Indianapolis(3)       Plainfield, IN             01/01/60         47,806

--------
(1)  Mall or lifestyle center store.
(2) This two story mall location replaced our nearby single story freestanding store, which had 49,717 gross square feet and was opened in 1963.
(3)  Single story store.

   In fiscal 2001 we have already opened one store and intend to open four additional stores in the markets described below:

  . Dallas, Texas. On May 4, 2001, we opened a 79,391 square foot store in the Stonebriar Centre, an upscale mall located in Frisco, Texas. Our store is an anchor tenant, joining existing anchors Nordstrom, Macy's, Sears, JC Penney, Foley's and a 24 screen AMC movie theatre.

  . Rochester, New York. We plan to open an 84,000 square foot store in Henrietta Marketplace Mall, a prominent Rochester area mall, located in Henrietta, New York. Our store will be an anchor tenant, joining existing anchors Kaufmans, Sears, JC Penney and Bon Ton. We anticipate that this store will open in the second quarter of fiscal 2001.

  . Louisville, Kentucky. We plan to open an 80,000 square foot store in the Oxmoor Center, a mall located in Louisville, Kentucky. Our store will be an anchor tenant, joining existing anchors Jacobson's, Lazarus and Sears. We anticipate that this store will open in the third quarter of fiscal 2001.

  . Detroit, Michigan. We plan to open an 84,000 square foot store in Fountain Walk, a lifestyle center under construction in Novi, Michigan across from the Twelve Oaks Mall. Our store will be an anchor tenant, and other tenants will likely include restaurants, interactive game and entertainment centers and other nationally recognized retailers. We anticipate that this store will open in the fourth quarter of fiscal 2001.

  . Salt Lake City, Utah. We plan to open an 84,000 square foot store in The Gateway, a lifestyle center under construction in downtown Salt Lake City. The Gateway is adjacent to the Delta Center, home of the Utah Jazz basketball team, and the Children's Museum of Utah. Other major tenants in the center are expected to include Barnes & Noble, Banana Republic, Abercrombie & Fitch, Ann Taylor, J. Crew and a 14 screen movie theatre. We anticipate that this store will open in the fourth quarter of fiscal 2001.

   We lease the land for all 22 of our stores, and we also lease the real property improvements for all of our current stores other than our Buffalo, New York and Plainfield, Indiana stores. We also own the real property improvements for our planned Rochester store, which is currently under construction. Our store leases provide for original lease terms that generally range from 15 to 20 years and most of them provide for multiple five year renewal options at increased rents.

Merchandising

   We strive to provide a broad product range and selection that emphasize our middle to high end merchandise assortment. Our typical store ranges from approximately 80,000 to 100,000 square feet, which allows us to carry a broad range of products for men, women, boys and girls, including over 90,000 merchandise items, excluding size and color.

   We showcase products from a large number of widely recognized vendors such as Nike, Columbia, adidas and The North Face. In some cases, the breadth of our product categories allows us to show a wide variety of a vendor's products, which strengthens our relationships with these vendors and provides us with favorable privileges, such as increased access to new product introductions, exclusive limited edition goods, color updates and size extensions. We purchase merchandise from over 1,100 vendors, of which the top twenty vendors accounted for 34.7% of our total purchases in fiscal 2000.

   The following table illustrates our extensive product offerings and selected widely recognized and specialty brands that we carry:

                                                             Widely
     Merchandise                                           Recognized
      Category            Representative Products            Brands          Specialty Brands
 ------------------- ---------------------------------   --------------- ------------------------
 Athletic Equipment  .Golf and racquet sports            .Callaway       .Nokona (baseball
                     .Team sports, such as baseball,     .Easton         gloves)
                     softball,
                     soccer, basketball, hockey,         .Spalding       .Select (soccer)
                     football and
                     lacrosse                            .Taylor Made    .TuffStuff (gym
                     .Fitness, health and exercise       .Wilson         equipment)
                     equipment
                     .Family recreation games, such as                   .Warrior (lacrosse)
                     ping
                     pong tables and lawn games

 Athletic and Casual .Running, training and aerobics     .Ashworth       .illumiNITE
                     apparel
 Apparel             .Khakis, jeans, sweaters and        .Columbia       (performance apparel)
                     shorts
                     .Swimwear                           .Nike           .Royal Robbins
                     .Golf apparel                       .Quiksilver     (casual apparel)
                     .Licensed products                  .Tommy Bahama   .UnderArmour
                     .Tennis apparel                     .Woolrich       (performance apparel)
                     .Team apparel

 Footwear            .Athletic shoes                     .adidas         .H.S. Trask (elk, bison
                     .Casual footwear, including brown   .Cole Haan      and longhorn leather
                     shoes                                               shoes)
                     and sandals                         .New Balance    .Merrell (casual)
                     .Hiking and hunting boots and       .Nike           . Vasque (hiking and
                     footwear
                                                         .Reebok         mountaineering)
                                                         .Timberland

 Outdoor Equipment   .Camping, hunting and fishing       .Coleman        .G. Loomis (fishing rods)
                     equipment
                     .Winter sports equipment,           .Eureka         .Haro (bicycles)
                     including
                     alpine and cross country skis,      .Rossignol      .Old Town (canoes)
                     snowboards
                     and snow shoes                      .Salomon
                     .Water sports merchandise, such     .Shimano
                     as
                     water skis, wake boards and other
                     towables
                     .Bicycles and in-line skates

 Outdoor Apparel     .Technical and fashion outerwear    .Columbia       .Carhartt (work apparel)
                     .Hunting and fishing apparel        .Patagonia      .Marmot (outdoor
                     .Ski apparel and mountain           .The North Face performance apparel)
                     outerwear
                     .Rainwear                                           .Mountain Hardwear
                     .Work apparel                                       (mountain climbing)
                                                                         .Spyder (ski apparel)

   We believe that product placement can significantly influence purchasing decisions. Each of our stores has a "visual manager" whose primary job is to present merchandise so that our featured and higher margin merchandise is displayed prominently and consistently among our stores and that our customers are exposed to a variety of products and accessories. Our "racetrack" layout, with a wide main aisle circling the interior of each floor, creates multiple opportunities for effective merchandising displays. We believe that this merchandising approach, when coupled with our spacious store design and unobstructed views across the store, facilitates shopping among multiple departments, stimulates impulse sales and enhances our inventory turnover, which is a method of measuring the rate at which we sell our goods.

   We customize our merchandise selection based on local customer interest and demand, as well as the seasonal variances in our markets. For example, our fishing department may feature ice and walleye fishing products in the Minneapolis/St. Paul market, bass fishing products in the Atlanta market, salt water fishing products in the Washington, D.C. market and fly fishing products in the Denver market. Additionally, we typically arrange the baseball department in early February in the Atlanta and the Washington, D.C. markets to accommodate the earlier season while waiting until April in markets such as Minneapolis and Buffalo.

   The following table sets forth the net sales and approximate percentage of sales attributable to athletic equipment, athletic and casual apparel, footwear, outdoor equipment and outdoor apparel for the periods presented:

                                                  Fiscal Year
                                ------------------------------------------------
 Merchandise Category                 1998            1999            2000
 --------------------           ---------------- --------------- ---------------
                                             (dollars in thousands)
                                 Sales      %     Sales     %     Sales     %
                                -------- ------- -------- ------ -------- ------
 Athletic equipment............ $ 35,181   16.0% $ 54,263  16.5% $ 68,813  16.3%
 Athletic and casual apparel...   50,590   23.0%   73,293  22.4%   94,294  22.4%
 Footwear......................   31,612   14.5%   45,727  13.9%   59,242  14.0%
 Outdoor equipment.............   67,454   30.7%  106,108  32.3%  133,667  31.7%
 Outdoor apparel...............   34,760   15.8%   48,730  14.9%   65,646  15.6%
                                -------- ------- -------- ------ -------- ------
    Total...................... $219,597 $100.0% $328,121 100.0% $421,662 100.0%
                                ======== ======= ======== ====== ======== ======

   In fiscal 2000, our apparel and footwear business, which generally affords higher margins than our outdoor and athletic equipment business, generated approximately 52% of our net sales. We attribute our strong apparel sales to our extensive and high quality branded and private label product assortment and our merchandising focus, including the prominent placement of apparel in high traffic areas and the inclusion of complementary apparel products in our equipment departments. We also believe that we have the most comprehensive footwear offerings of any of our competitors, including a varied selection of brown shoes.

   We provide private label merchandise in selected areas in which we believe we have a competitive advantage in terms of price or quality. We also offer private label merchandise to fill a niche or gap in branded product offerings. We intend to increase the penetration of our private label offerings to capture the higher margins they generate, to offer a more comprehensive assortment of merchandise to our customers and to further enhance our image as a retailer of high quality active lifestyle products. For example, we recently became a Gore-Tex licensee for outerwear, fleece and accessories and expect to increase our private label offerings in those areas. In general, we strive to position our private label offerings as equal or superior in quality to their branded counterparts at competitive price points.

Marketing

   We emphasize our active lifestyle image and every day fair price strategy through print, radio and television advertising, as well as preferred customer direct mail and our support of local grass roots campaigns. All of our marketing efforts are designed to emphasize our five point commitment to "Selection, Quality, Value, Service and Community".

   Our primary advertising effort is a print campaign using a magazine style newspaper insert, which is generally 20 to 30 pages in length. In fiscal 2000, we distributed our insert 17 times in major newspapers in each of our markets, with a total circulation of over 38 million and an average circulation of over two million households per distribution. Our typical insert features relatively few products per page. We carefully select the products we feature both to emphasize our every day fair prices and to further our image as an upscale active lifestyle retailer. Our vendors, who benefit from our display and promotion of their merchandise, fund a substantial majority of the cost of our inserts. We supplement our print advertising with periodic radio advertising in all of our markets and television advertising in selected markets.

   In addition, we have established a preferred customer program and are rapidly building a database that we use to reward those customers and encourage customer loyalty by providing our preferred customers with special incentives and gift certificates. We ask our preferred customers about their interests to better understand their individual preferences and purchasing decisions. We use this information to send customized mailings that highlight promotions and events relating to their particular areas of interest.

   A key component of our marketing program is our grass roots campaign. Through our grass roots program we prominently participate in the activities that are important to our customers to increase our visibility in the local community and to further enhance our image as an active lifestyle retailer. We have eight full time marketing employees in the field and one corporate manager dedicated to our grass roots efforts, including locating local activities to sponsor and support. We sponsor activities and events with national organizations, including the American Hiking Society, Ducks Unlimited, Boy Scouts of America, the Race for the Cure and the YMCA. We also promote activities with local organizations and activities, such as the Indiana B.A.S.S. Federation, Atlanta's Peachtree Road Race, Minnesota Department of Natural Resource's Becoming an Outdoor Woman program and the Illinois Paddling Council. In addition, we sponsor contests and appearances by well-known athletes, support and advertise walkathons, running races and other charitable fundraisers, and sponsor and participate in events of local ski clubs, children's sports teams and bass fishing tournaments. We believe our grass roots marketing program generally positions us as a positive force in our communities and significantly differentiates us from many of our competitors.

New Store Site Selection

   We generally seek to enter major metropolitan markets across the United States in prime real estate locations with high visibility and easy access to major roadways. We target locations in these areas with upscale demographics, which fit well with our middle and high end merchandise profile. Although we have historically operated primarily in areas with marked seasonal variation, we have successfully opened and operated stores in Atlanta and believe there are significant expansion opportunities in areas with less marked seasonal variation.

   We seek specific potential sites primarily through the use of an experienced real estate firm specializing in retail that assists us in finding desirable locations and acts as our exclusive broker in negotiating transactions. Before we enter a new market or trading area, we review market research and demographic data and assess the current and potential competitive landscape of the area.

   After we identify potential sites, we combine the market research and demographic and competitive data with an analysis of our store characteristics to develop revenue forecasts for each proposed store location. To assess the costs of a potential site, we also gather preliminary proposals from developers and have our store planning group estimate the total cost of constructing the store, including both the exterior and the interior materials and fixtures, which our store planning group generally procures for new stores. Based on our revenue and cost estimates, we build a detailed store level model to assess the potential profitability and return on capital from a site. We analyze information on potential sites with our board members and, in the future, we will analyze this information with our recently formed real estate committee of the board of directors for approval. If our analysis suggests that a potential site may be sufficiently desirable, our real estate committee recommends the site to the full board of directors for approval.

New Store Financing

   We seek to obtain financing for new stores from real estate owners and developers, which is important to achieving our growth strategy. In our experience, developer financing is often available only for malls and lifestyle centers. Developer financing typically involves a per square foot cash allowance provided by the developer that is generally sufficient to cover all or a significant portion of the building construction costs and site preparation work. When we obtain developer financing, the landlord owns both the land and building and leases them to us under an operating lease. Our typical operating lease has an initial term of fifteen years, with several multi-year renewal options. We prefer this method of financing our new stores because it requires us to supply only the capital necessary to purchase the interior fixtures and initial inventory and to fund the pre-opening costs. We will need significant developer financing in order to meet our growth targets for fiscal 2002 and for subsequent years. As more fully described in the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources", we anticipate receiving similar relative levels of developer financing in fiscal 2002 as we received in fiscal 2001, although we can make no assurances.

   Generally, we believe developers of malls and lifestyle centers are attracted to our store concept and are willing to provide developer financing to us because:

  . We market our products to upscale consumers generally sought by mall and lifestyle center developers.

  . Our stores are designed to be entertaining and interactive, and fit well with the atmosphere many developers currently seek to establish.

  . Our merchandise tends to complement and co-exist well with that offered by department stores and other more common anchor tenants.

   If developer financing is not available, we either seek construction loans, secured by a mortgage, or we rely on cash available under our revolving credit facility. Under a construction loan, we typically borrow money from a financial institution, with a mortgage against the store being built as security on the loan. Construction loans typically require payment of all outstanding principal no later than two years after the store opens. To avoid using funds available under our revolving credit facility to make these payments, we plan to execute for each of these loans a sale-leaseback transaction under which we sell our ownership in the store building and land to a real estate investment company or other party, and enter into an operating lease covering both the land and the building. Our revolving credit facility requires us to obtain the consent of our lenders to enter into construction loans in excess of specified limits and, beyond specified limits, sale-leaseback transactions. With our lender's consent, we have entered into construction loans for our Buffalo, New York store and our Rochester, New York store, which is under construction. Our revolving credit facility permits us to enter into sale-leaseback transactions for these stores. To date, we have not yet entered into a sale-leaseback transaction for either of these stores.

   We currently lease the land and building structures for all of our stores other than our locations in Plainfield, Indiana and Buffalo, New York, as well as our planned new store in Rochester, New York, where we own the building and lease the land. From July 1995 to August 1999, when we were a wholly owned subsidiary of The Limited, The Limited purchased the building structure, or both the land and the building structure, for five of the 13 stores that we opened during that time. The Limited entered into an operating lease with us for each of those stores. In connection with the purchase of our shares by Freeman Spogli in August 1999, The Limited sold the land and building and transferred its rights under our leases to real estate owners who, through their purchase of the rights of The Limited, became our landlords. For the other eight stores that we opened while The Limited owned us, The Limited guaranteed the leases and we are required to reimburse it for any expenses it incurs under the guarantees. The Limited has not purchased land or provided any financing for our stores since its sale of a majority of our stock in August 1999, and we do not anticipate that The Limited will do so or otherwise assist us in the future.

Distribution

   We operate a centralized distribution center in Plainfield, Indiana. We opened the distribution in June 1997 and expanded it in the fourth quarter of fiscal 2000 from 220,000 square feet to 364,000 square feet. Our centralized distribution system enables us to purchase inventory sufficient to stock all of our stores and ship it in a timely manner to each store to meet the demand for specific products at that store. It also reduces inbound transportation costs and facilitates returns to the vendors. We contract with common carriers to deliver merchandise to our stores outside of the Indianapolis area, and we operate our own trucks for delivery of merchandise from the distribution center to our five greater Indianapolis market stores.

   For a majority of our products, we receive merchandise at our distribution center, unpack and verify the contents and sort them by store. We have established a number of initiatives to increase the efficiency of our distribution process. We have recently begun to make arrangements with many of our vendors to provide us with an advanced shipping notice that identifies each box and the merchandise it contains. We have also established electronic data interchange connections with many of our larger vendors, facilitating on-line tracking of purchase orders and shipping information. In addition, substantially all of our vendors have agreed to pre-ticket, or attach price tags to, our merchandise before they ship it to us. Some vendors have also agreed to pre-package by store so that we can minimize the handling of products at our distribution center by "cross docking" the merchandise. Cross docking means receiving cartons with pre-packaged and pre-ticketed merchandise that we can immediately transfer to trucks bound for our stores. Currently, we cross dock approximately 20% of our merchandise units. Due to our large number of vendors and the efficiencies cross docking creates, a significant part of our distribution strategy is to encourage more vendors to pre-package their products so that we can greatly increase the percentage of our merchandise that we cross dock.

   Our distribution center in Plainfield processes approximately 98% of our merchandise, and our vendors ship the remaining 2% directly to our stores. Our distribution center also serves as our primary warehouse, supplemented by small regional warehouses in Minnesota, Kansas, Ohio and Virginia. We believe our distribution center has sufficient capacity to serve approximately 70 stores with additional personnel, increased use of advanced shipping notices and cross docking, additional operating hours and limited capital expenditures. To the extent we are able to increase the percentage of our merchandise that we cross dock, we believe we can reduce the costs required to serve additional stores at our distribution center.

Management Information Systems

   We have management information software systems for our store point of sale transactions, warehouse transactions, inventory and merchandise management, and financial systems. We track our store level point of sale transactions using a software system from Applied Digital Solutions that we installed in October 2000. This software features basic cash register functions and gathers batch transaction data for inventory management and loss prevention. We monitor our warehouse transactions and track both the shipments we receive from our vendors and the shipments we make to our stores, using software from Retek that we installed in February 2001.

   Currently, we collect the transactional information gathered by our Applied Digital Solutions and Retek software and transfer that information into a software system supplied by STS Systems that handles not only our overall inventory and merchandise management, but also our financial systems. Although we plan to continue to use STS Systems software for our overall inventory and merchandise management, we have decided to upgrade our financial tracking and reporting software to a system provided by PeopleSoft. To facilitate the transition, we plan to implement the standard PeopleSoft package with minimum variations. We expect to begin to exclusively use the PeopleSoft package for new store planning and construction in July 2001, and for the rest of our financial tracking and reporting prior to the fiscal year end.

   Although many of our management information systems are newly installed or still being implemented or transitioned from existing systems, we believe they will be adequate to support our current operations and planned new store expansion if the implementation and transitions continue to go smoothly.

Store Management and Operations

   We manage our stores through national, regional and store based personnel. Our national director of store operations has general oversight responsibility for all of our stores. We employ four territory directors who oversee stores in several states and report directly to the director of store operations. Each of our stores also has a store manager who is responsible for all aspects of store operations and reports directly to a territory director.

   We divide the management of each store into athletics, outdoors, and administration and operations, each of which is headed by an assistant store manager who reports directly to the store manager. We also employ eight department managers, four of whom report directly to the athletics assistant store manager and four of whom report directly to the outdoor assistant store manager. Generally, each department manager is responsible for several related merchandise departments. Each of our stores also has a visual manager, who has responsibility for implementing our corporate merchandising plans and who reports directly to the store manager.

   Our stores are open seven days a week, generally from 10:00 a.m. to 9:00 p.m. Monday through Saturday and 11:00 a.m. to 6:00 p.m. Sunday, except during the holiday season when we extend our hours of operation.

Competition

   The retail market for athletic and outdoor equipment, footwear and outdoor and specialty apparel is highly competitive. We face competition largely from five general categories of retailers: sporting goods and outdoor stores, specialty apparel retailers, athletic footwear stores, mass merchandisers and internet based retailers. We compete on the basis of selection, customer service, style, price and quality.

   Sporting Goods and Outdoor Stores. Stores in this category include the following:

  . large format sporting goods stores, such as The Sports Authority, Inc., Gart Sports Company and Dick's Sporting Goods, Inc., which typically range from 30,000 to 60,000 square feet in size and tend to be freestanding or located in strip shopping center anchor locations. Although these competitors carry many of the same items as we do, we believe we carry more high end, technical merchandise, more apparel, and have a more appealing store environment. On a national basis, these competitors generally have a larger number of stores and a more widely recognized name than we do.

  . traditional sporting goods chains, such as Henry Modell & Company, Inc., Champs Sports (owned by the Venator Group, Inc.) and Hibbetts Sporting Goods, Inc., as well as local independent sporting goods retailers. These stores typically range in size from 5,000 to 20,000 square feet and are frequently located in regional malls and strip shopping centers. We have significantly larger stores than these competitors and carry a much broader merchandise selection.

  . specialty stores and pro shops, such as Golf Galaxy, Inc., Nevada Bob's Golf, Inc., Cabela's, Inc., Bass Pro Shops, Inc., Eastern Mountain Sports, Inc. and Recreational Equipment, Inc. (REI). Although these competitors do not carry as broad of a merchandise selection as we do, they are generally well recognized for their customer service and product selection in their respective areas of specialization, such as golf, fishing or backpacking equipment.

   Specialty Apparel Retailers. Companies in this category include L.L. Bean, Inc., Lands End, Inc., and Eddie Bauer, Inc. These companies use multiple channels to sell their products, including catalogs, e-commerce, traditional retail stores and outlet mall locations. These retailers focus primarily on casual apparel and, in the case of L.L. Bean, certain outdoor equipment.

   Athletic Footwear Stores. Stores in this category include The Athlete's Foot Stores, Inc., Finish Line, Inc. and Foot Locker (owned by Venator Group, Inc.). These stores typically range in size from 1,000 to 10,000 square feet, are frequently located in regional malls and strip shopping centers. These competitors have greater national name recognition and more stores than we do, but carry a relatively limited selection of merchandise.

   Mass Merchandisers. Stores in this category include discount retailers such as Target Corporation, Kmart Corporation and Wal-Mart Stores, Inc., warehouse clubs such as Costco Wholesale Corporation, and department stores such as JC Penney Company, Inc. and Sears, Roebuck and Co. These stores range in size from approximately 50,000 to 200,000 square feet and are primarily located in regional malls and strip shopping centers. Sporting goods merchandise and athletic apparel represent a very small portion of the total merchandise in these stores and, in general, the selection is limited and focused on entry level price points.

   Internet Based Retailers. Internet based retailers include the e-commerce efforts of some of our other competitors and other companies that rely only on sales over the internet.

Internet Sales

   We do not sell our merchandise over the internet and are presently focusing primarily on our new store growth strategy. If we choose to sell our merchandise over the internet, we are likely to outsource our internet operations to a third party vendor. In March 2000, we invested $4.5 million in MVP.com, Inc., an internet sporting goods retailer, and entered into an operating agreement with MVP.com under which it was our exclusive on-line retailer partner, and we assisted MVP.com in some aspects of its operations. In January 2001, MVP.com sold some of its core assets, including all of its domain names, and subsequently ceased operations and made a general assignment of its assets for the benefit of its creditors. We have written off all of our investment in MVP.com and all of our $1.2 million receivable for merchandise we purchased from our vendors and resold to MVP.com at our merchandise cost. The purchaser of the MVP.com domain name has begun selling sporting goods over the internet using that name, but we do not have any relationship with the purchaser.

Trademarks and Tradenames

   Through a wholly owned subsidiary, we have registered our trademark "Galyan's" and our bear design with the United States Patent and Trademark Office. "Galyan's" is also a federally registered servicemark. In addition, we own several other trademarks and servicemarks involving advertising slogans and other names and phrases used in our business.

Governmental Regulation

   We must comply with federal, state and local regulations, including the federal Brady Handgun Violence Prevention Act, which require us, as a federal firearms licensee, to perform a pre-sale background check of purchasers of firearms. We perform this background check using either the FBI-managed National Instant Criminal Background Check System, or NICS, or a state government-managed system that relies on NICS and any additional information collected by the state. These background check systems confirm that a sale can be made, deny the sale, or require that the sale be delayed for further review and provide us with a transaction number for the proposed sale. We are required to record the transaction number on Form 4473 of the Bureau of Alcohol, Tobacco and

Firearms and retain a copy for our records for 20 years for auditing purposes for each approved, denied or delayed sale. After all of these procedures are complete, we finalize the sale by transferring the product.

   In addition, many of our imported products are subject to existing or potential duties, tarriffs or quotas that may limit the quantity of products that we may import into the U.S. and other countries or impact the cost of such products. To date, we have not been restricted by quotas in the operation of our business and customs duties have not comprised a material portion of the total cost of our products.

Facilities

   Our principal executive offices are located in leased facilities at 2437 East Main Street, Plainfield, Indiana 46168. We lease our main distribution center in Plainfield, Indiana and small regional satellite distribution warehouses located in Minnesota, Kansas, Ohio and Virginia. The lease for our executive offices expires in October 2005 and we have six five year renewal options. The lease for our main distribution center expires in December 2020 and we have eight five year renewal options. We believe our executive offices and distribution facilities are in good condition and are currently suitable for our business needs.

Employees

   On May 5, 2001, we had approximately 4,500 employees, of which approximately 1,700 worked full time, approximately 2,000 worked part time and approximately 800 were full time and part time seasonal employees. During our fourth fiscal quarter, the number of our employees increases significantly. For example, on December 30, 2000, we had approximately 5,200 employees of which approximately 1,700 worked full time, approximately 2,350 worked part time and approximately 1,150 were full time and part time seasonal employees. None of our employees is covered by a collective bargaining agreement and we believe our relations with our employees are good.

Legal Proceedings

   We are involved in legal proceedings in the ordinary course of our business. We believe that the results of these proceedings will not have a material adverse effect on our business.

                                   MANAGEMENT

Directors and Executive Officers

   The following table provides information about our executive officers and directors as of June 11, 2001:

            Name           Age                     Position
            ----           ---                     --------
   Robert B. Mang.........  55 Chief Executive Officer and Chairman of the
                                Company and Director
   Joel L. Silverman......  49 President, Chief Operating Officer and Director
   C. David Zoba..........  49 Executive Vice President, General Counsel and
                                Secretary
   Edward S. Wozniak......  55 Senior Vice President, Chief Financial Officer
   Dennis J. Feldmann.....  48 Senior Vice President, General Merchandise
                                Manager, Outdoors
   Lindsay J. Rice........  46 Senior Vice President, General Merchandise
                                Manager, Athletics
   David M. Pritchett.....  36 Senior Vice President, Director of Store
                                Operations
   Joan M. Hurley.........  52 Senior Vice President, Director of Marketing
   Charles F. Nelson......  55 Senior Vice President, Minister of Culture
   Norman S. Matthews.....  68 Chairman of the Board of Directors
   Stuart B. Burgdoerfer..  38 Director
   Timothy J. Faber.......  39 Director
   Todd W. Halloran.......  39 Director
   John M. Roth...........  42 Director
   Ronald P. Spogli.......  53 Director
   Peter Starrett.........  53 Director

   Robert B. Mang has served as Chief Executive Officer and Chairman of the Company and as a director since October 2000. From August 1997 to January 2000, Mr. Mang served as Chief Executive Officer of Monet Group, Inc., a designer and marketer of branded fashion jewelry sold through department stores. From January 1996 to December 1996, Mr. Mang served as Vice Chairman of Duty Free Shoppers. From January 1994 to September 1995, Mr. Mang served as Chairman of the Board and Chief Executive Officer of Woodward & Lothrop, Incorporated and from May 1991 through December 1993, as its President and Chief Operating Officer. From October 1987 to May 1991, Mr. Mang served as President and Chief Operating Officer of The Bon Marche, a division of Federated Department Stores, Inc. From May 1986 to October 1987, Mr. Mang served as President and Chief Executive Officer of the Broadway Southwest Department Stores. Monet Group, Inc. filed for bankruptcy protection in May 2000, and Woodward & Lothrop, Incorporated filed for bankruptcy protection in January 1994.

   Joel L. Silverman has served as Chief Operating Officer since July 1996 and President since June 1997, and has served as a director since August 1999. He also served as our Acting Chief Executive Officer from June 1997 to September 2000. From May 1988 to June 1996, Mr. Silverman served as Executive Vice President and Chief Financial Officer of Lerner New York, a division of The Limited, Inc. From May 1985 to May 1988, Mr. Silverman served as Controller for the Lane Bryant division of The Limited, Inc., and, from April 1983 to May 1985, he served as Store Controller for the Limited Stores division of The Limited, Inc. From September 1977 to March 1983, Mr. Silverman was employed at Federated Department Stores, Inc., Elder-Beerman Stores Corp. and The Metropolitan Stores, Inc.

   C. David Zoba has served as our Executive Vice President, General Counsel and Secretary since May 29, 2001. He served as a director of Galyan's from August 1999 until May 7, 2001. Mr. Zoba served as the Senior Vice President and Counsel-Real Estate for The Limited, Inc. from 1994 until May 2001. In that position, he was responsible for the legal, lease administration and development functions of The Limited's real estate department. Prior to 1994, Mr. Zoba was a Senior Partner in the law firm of Hughes & Luce, LLC.

   Edward S. Wozniak has served as Chief Financial Officer since February 2001. From April 1998 to October 2000, Mr. Wozniak served as Senior Vice President and Chief Financial Officer for Davids Bridal Inc. From November 1996 to April 1998, Mr. Wozniak served as Senior Vice President, Chief Administrative Officer for Things Remembered, Inc., a subsidiary of Cole National Corporation. From May 1996 to November 1996, Mr. Wozniak served as Vice President, Chief Financial Officer and Secretary of Egghead Inc. From February 1989 to May 1996, Mr. Wozniak held various positions within Melville Corporation, including Senior Vice President and Chief Financial Officer of the Thom McAn Shoe Company and Vice President, Chief Financial Officer of This End Up Furniture Company. Mr. Wozniak has also held positions with Federated Department Stores, Inc. and General Foods Corporation.

   Dennis J. Feldmann has served as General Merchandise Manager, Outdoors since April 1998. From August 1996 to April 1998, Mr. Feldmann served as Divisional Merchandise Manager, Outdoors. From April 1985 to August 1996, Mr. Feldmann served as Vice President of Merchandising at All About Sports, a division of Van Leunen's, Inc., where he was responsible for merchandising, marketing, store design and merchandise planning and allocation. From August 1974 to September 1984, Mr. Feldmann was a sporting goods buyer at Van Leunen's, Inc. Van Leunen's, Inc. filed for bankruptcy protection in May 1997.

   Lindsay J. Rice has served as General Merchandise Manager, Athletics since April 1998. From January 1990 to November 1997, Mr. Rice served as Executive Vice President of Merchandising at Oshman's Sporting Goods, Inc. where he was responsible for merchandising, marketing, store design and merchandise planning and allocation. He also held various other positions at Oshman's Sporting Goods, Inc., where he was employed for 21 years.

   David M. Pritchett has served as Director of Store Operations since March 1996. From August 1995 to March 1996, Mr. Pritchett served as Director of Store Planning. Mr. Pritchett served as Store Manager at our Dublin, Ohio location from its opening in September 1994 to August 1995, and served as Project Manager for the planning of the Dublin, Ohio store from October 1993 to September 1994. Mr. Pritchett also served as Store Manager for our Pike Plaza location from February 1991 to October 1993 and for our Castleton, Indiana location from August 1988 to February 1991. From August 1987 to August 1988, Mr. Pritchett served as Assistant Store Manager and Department Manager at our Castleton store.

   Joan M. Hurley has served as Director of Marketing since May 1997. From June 1995 to March 1997, Ms. Hurley served as General Manager of Market Development for Best Lock Corporation. Ms. Hurley ran her own consulting business, Hurley & Associates, from April 1994 to June 1995. From July 1990 to April 1994, Ms. Hurley served as Vice President of Marketing for Acordia Senior Benefits, Inc. From August 1987 to July 1990, Ms. Hurley served as Assistant Vice President, Market Research and Business Development for Marsh Supermarkets, Inc. Ms. Hurley held various marketing and other positions for Marsh Supermarkets, Inc. from September 1978 to August 1987.

   Charles F. Nelson has served as Minister of Culture since November 1995. From May 1986 to August 1995, Mr. Nelson served as Senior Vice President of Human Resources for Younkers Department Stores, Inc. From 1979 to 1985, Mr. Nelson served as Director of Recruitment and Development and Senior Vice President of Human Resources at Broadway Southwest Department Stores.

   Norman S. Matthews has served as Chairman of the Board of Directors since August 1999. Mr. Matthews has been an independent retail consultant for more than twelve years. From 1987 to 1988, Mr. Matthews served as President of Federated Department Stores, Inc. From 1984 to 1987, Mr. Matthews served as Vice Chairman of Federated Department Stores, Inc. He also serves as a member of the board of directors of Eye Care Centers of America, Inc., Finlay Enterprises, Inc., Progressive Corporation, Sunoco, Inc. and Toys "R" Us, Inc. Federated Department Stores, Inc. filed for bankruptcy protection in January 1990.

   Stuart B. Burgdoerfer has served as a director since May 2001. Mr. Burgdoerfer joined The Limited, Inc. in September 1998 and has served as Vice President and Corporate Controller since November 2000. From September 1999 to November 2000, he was Vice President and Chief Financial Officer of White Barn Candle Company, a division of The Limited, Inc. From September 1998 to September 1999, he served as Vice President--Financial Planning of The Limited, Inc. From September 1996 to September 1998, Mr. Burgdoerfer served in strategic planning and financial management capacities at Pizza Hut, Inc. From June 1993 to September 1996, Mr. Burgdoerfer was a management consultant with CSC Index, the management consulting arm of Computer Sciences Corporation. From June 1985 to August 1991, Mr. Burgdoerfer held various positions in the audit practice of Deloitte & Touche LLP.

   Timothy J. Faber has served as a director since November 2000. Mr. Faber joined The Limited, Inc. in January 2000 and serves as its Vice President Treasury/Mergers and Acquisitions. From September 1996 to January 2000, Mr. Faber was employed by the General Electric Company as Managing Director of Capital Markets Services for the GE Capital division. From November 1992 to September 1996, Mr. Faber was GE's Assistant Treasurer-Asia. From May 1989 to October 1992, Mr. Faber held a variety of treasury and investment related positions with GE. From June 1986 to May 1989, Mr. Faber held various treasury analyst and manager roles at Avon Products, Inc.

   Todd W. Halloran has served as a director since August 1999. Mr. Halloran joined Freeman Spogli & Co. LLC in 1995 and became a General Partner in 1998. From 1990 to 1995, Mr. Halloran worked in the Mergers and Acquisitions Department and in the Principal Investment Area at Goldman, Sachs & Co., where he was most recently a Vice President. From 1984 to 1988, Mr. Halloran served as a Financial Analyst at Manufacturer's Hanover Trust Co. and American Brands, Inc. Mr. Halloran also serves as a member of the board of directors of The Pantry, Inc.

   John M. Roth has served as a director since August 1999. Mr. Roth joined Freeman Spogli & Co. LLC in March 1988 and became a general partner in 1993. From 1984 to 1988, Mr. Roth was employed by Kidder, Peabody & Co., Inc. in the Mergers and Acquisitions Group. Mr. Roth also serves as a member of the board of directors of Advance Stores Incorporated, Envirosource, Inc. and AFC Enterprises, Inc.

   Ronald P. Spogli has served as a director since August 1999. Mr. Spogli is a principal of Freeman Spogli & Co. LLC, which he co-founded in 1983. Mr. Spogli also serves as a member of the board of directors of Hudson Respiratory Care, Inc., Century Maintenance Supply, Inc., Envirosource, Inc. and AFC Enterprises, Inc.

   Peter Starrett has served as a director since August 1999. In August 1998, Mr. Starrett founded Peter Starrett Associates, a retail advisory firm. From 1990 to 1998, Mr. Starrett served as the President of Warner Bros. Studio Stores Worldwide. Previously, Mr. Starrett held senior executive positions at both Federated Department Stores, Inc. and May Department Stores Company.
Mr. Starrett also serves as a member of the board of directors of Guitar Center, Inc., The Pantry, Inc., Advance Stores Incorporated and AFC Enterprises, Inc.

 Board Composition

   Our board of directors currently consists of nine members. All directors are elected to hold office until our next annual meeting of shareholders and until their successors have been elected. No later than 90 days after this offering, we will satisfy the requirements for independent directors contained in the Nasdaq Marketplace Rules by (1) replacing three of our existing directors with new directors, (2) appointing three additional directors, or (3) engaging in some combination thereof. We do not anticipate making this decision until after this offering is completed. Pursuant to a stockholders agreement among us, Freeman Spogli, The Limited, G Trademark and Benchmark Capital, those shareholders have agreed to vote all of their shares in the election of directors in favor of the following persons: four board nominees designated by Freeman Spogli, two board nominees designated by The Limited, our then chief executive officer, Norman S. Matthews, who is our current chairman of board, and one or more additional nominees upon whom Freeman Spogli and The

Limited shall agree. Messrs. Halloran, Roth, Spogli and Starrett are the Freeman Spogli nominees, and Messrs. Burgdoerfer and Faber are The Limited nominees. If, at the time of any election of directors (or appointment of directors in the event of a vacancy or an increase in the size of the board), Freeman Spogli and The Limited are unable to agree on any such additional nominees, our stockholders agreement provides that our board of directors in existence at that time will select the additional nominees. Our management and employees have also agreed in stock subscription agreements and option agreements entered into prior to this offering to vote their shares in favor of the same board nominees.

 Board Committees

   The members of our audit committee are Messrs. Faber, Halloran and Roth. The current members of our audit committee will be replaced by three independent directors to be appointed no later than 90 days after this offering. The audit committee, which will be composed solely of independent directors, will make recommendations to our board of directors regarding the selection of independent auditors, review the results and scope of the audit and other services provided by our independent auditors, and review and evaluate our audit and control functions.

   The members of our compensation committee are Messrs. Burgdoerfer, Matthews, Roth and Starrett. Our compensation committee makes all recommendations regarding our equity compensation plans and makes decisions concerning salaries and incentive compensation for our employees and consultants.

   Our real estate committee was recently established and is comprised of Messrs. Mang, Silverman, Matthews and Starrett. Our real estate committee reviews the proposals and analysis prepared by our management team, including Messrs. Mang, Silverman and Zoba, and makes recommendations to the board of directors for the selection of new store sites and other store related real estate matters.

 Compensation Committee Interlocks and Insider Participation

   Our compensation committee makes compensation decisions and establishes an overall compensation target for each of our executive officers. The compensation includes both a base salary and a target bonus that is based on a percentage of the base salary for each executive officer. Mr. Mang, our Chief Executive Officer, and Mr. Silverman, our President, each has a bonus target currently set at 60% of base salary and Mr. Zoba currently has a target bonus of 40% of base salary. The bonus target is based on our company generating the earnings before interest expense and income tax at levels set forth in our annual budget, which has been agreed upon by our management and our board. The bonuses are quantitative, so that if the earnings budget is met, not met, or exceeded, the executive officers will receive the full target bonus, less than the full target bonus or more than the target bonus, respectively.

   None of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive director.

 Director Compensation

   Our current directors do not receive compensation for attending our board meetings other than reimbursement for reasonable travel expenses incurred in attending meetings. Independent directors we appoint will receive compensation for each meeting of our board of directors and board committees and are reimbursed for reasonable travel expenses incurred in attending these meetings.

Employment Agreements

  Robert B. Mang

   In September 2000 we entered into an employment agreement with Mr. Mang for an initial term of three years with automatic one year renewals thereafter unless either party notifies the other to the contrary at least 90 days prior to the end of the initial term or a renewal period, as applicable.

Mr. Mang is employed as our chief executive officer and chairman of the company. Mr. Mang's annual base salary was $450,000 for fiscal 2000, is $500,000 for fiscal 2001 and will be $550,000 for fiscal 2002 and at least $600,000 for fiscal 2003. Mr. Mang was paid a $500,000 signing bonus on January 3, 2001. Under certain circumstances, if Mr. Mang's employment is terminated within the first year of the agreement, Mr. Mang will be required to repay the after-tax portion of such bonus. Mr. Mang is eligible to receive a target bonus equal to 60% of his base salary beginning in fiscal 2001 if we achieve our targeted operating income and he has the ability to earn up to 200% of his target bonus if we exceed our targeted operating income by an amount to be determined by our board of directors. On January 3, 2001, Mr. Mang received a bonus of $180,000 for the portion of fiscal 2000 he was employed by us.

   Under the agreement Mr. Mang exercised his right to purchase 70,000 shares of our common stock at $10.00 per share, with $300,000 of financing provided by us, which he subsequently repaid. Mr. Mang also received 90,000 options to purchase our common stock at a $10.00 exercise price and 75,000 options to purchase our common stock at a $20.00 exercise price. The fair value of our common stock at the time Mr. Mang purchased these shares and we granted him these options was $15.00 per share. We have agreed to pay Mr. Mang, and have accrued expenses of, $295,000 to pay the taxes owed by him as a result of our issuance to him of shares below their fair value. In addition, we agreed to grant Mr. Mang stock appreciation rights for 41,000 units with respect to the common stock of MVP.com. Since MVP.com has ceased operations and has voluntarily made a general assignment for the benefit of creditors, these SARs have no value.

   If Mr. Mang's employment is terminated by us without cause or by Mr. Mang for good reason, he will be entitled to receive all earned but unpaid salary and benefits as of the date of termination and his target bonus for the fiscal year in which his employment is terminated. In addition, he will receive severance pay constituting the continuation of his then current base salary and health coverage and a payment equal to what he would have received under our retirement plans for the longer of one year from the date of termination or three years from the date of his employment agreement.

   Mr. Mang has also agreed to be bound by noncompetition and nonhire provisions beginning on the date of his employment agreement and terminating on the later of the second anniversary of termination or September 29, 2003.

  Joel L. Silverman

   In October 2000, we entered into an employment agreement with Mr. Silverman for an initial term of three years with automatic one year renewals thereafter unless either party notifies the other to the contrary at least 90 days prior to the end of the initial term or a renewal period, as applicable. Upon execution of this employment agreement, Mr. Silverman's previous employment agreement with us was terminated. Mr. Silverman is employed as our president and chief operating officer. During fiscal 2000, Mr. Silverman's annual base salary was $375,000 until October 2000, when it increased to $450,000 for the remainder of fiscal 2000. His annual base salary for fiscal 2001 is $500,000 and will be $550,000 for fiscal 2002 and at least $600,000 for fiscal 2003. Mr. Silverman is eligible to receive a target bonus equal to 60% of his base salary if we achieve our targeted operating income and has the ability to earn up to 200% of his target bonus if we exceed our targeted operating income by an amount to be determined by our board of directors. Mr. Silverman received a bonus of $1,063,449 for fiscal 2000.

   If Mr. Silverman's employment is terminated by us without cause or by Mr. Silverman for good reason, he will be entitled to receive all earned but unpaid salary and benefits as of the date of termination and his target bonus for the fiscal year in which his employment is terminated. In addition, he will receive severance pay constituting the continuation of his then current base salary and health coverage and a payment equal to what he would have received under our retirement plans for the longer of one year from the date of termination of his employment or October 1, 2003.

   Mr. Silverman has also agreed in the contract to be bound by noncompetition and nonhire provisions beginning on the date of his employment agreement and terminating on the later of the second anniversary of his termination or the third anniversary of the date of his employment agreement.

   In addition, we agreed to grant Mr. Silverman stock appreciation rights for 41,000 units with respect to the common stock of MVP.com. Since MVP.com has ceased operations and has voluntarily made a general assignment for the benefit of creditors, these SARs have no value.

  C. David Zoba

   In May 2001, we entered into an employment agreement with Mr. Zoba for an initial term of three years with automatic one year renewals thereafter unless either party notifies the other to the contrary at least 90 days prior to the end of the initial term or a renewal period, as applicable. Mr. Zoba is employed as our executive vice president, general counsel and secretary. Mr. Zoba's annual base salary is $300,000 for fiscal 2001 and will be $325,000 for fiscal 2002 and $350,000 for fiscal 2003. Mr. Zoba is eligible to receive a target bonus equal to 40% of his base salary if we achieve our targeted operating income and has the ability to earn up to 200% of his target bonus if we exceed our targeted operating income by an amount to be determined by our board of directors. Mr. Zoba will also receive a bonus of $100,000 per year if he remains employed by us on the last day of each fiscal year.

   Under the agreement, on May 29, 2001, Mr. Zoba exercised his right to purchase 30,000 shares of common stock at $19.00 per share for an aggregate purchase price of $570,000. In connection with his exercise, we loaned him $285,000 to finance the purchase of a portion of those shares and Mr. Zoba paid the remaining $285,000 in cash. Mr. Zoba issued to us a full recourse promissory note for the amount borrowed, which note bears simple interest at 7.5% per year and is secured by his shares of common stock. Mr. Zoba also received 110,000 options to purchase our common stock at an exercise price of $19.00 per share.

   If Mr. Zoba's employment is terminated by us without cause or by Mr. Zoba for good reason, he will be entitled to receive all earned but unpaid salary and benefits as of the date of termination and his target bonus for the fiscal year in which his employment is terminated. In addition, he will receive severance pay constituting the continuation of his then current base salary and health coverage and a payment equal to what he would have received under our retirement plans for the longer of two years from the date of termination of his employment or May 29, 2004.

   Mr. Zoba has also agreed in the contract to be bound by noncompetition and nonhire provisions beginning on the date of his employment agreement and terminating on the later of the second anniversary of his termination or the third anniversary of the date of his employment agreement.

Consulting Agreements and Other Payments to Directors

   Mr. Starrett, who is a consultant to Freeman Spogli & Co. LLC, and Mr. Matthews have verbal consulting agreements with us, under which we have paid and expect to continue to pay them $50,000 per year and $100,000 per year, respectively, for their consulting services. Under the verbal consulting agreements, these individuals provide real estate, marketing and other general consulting services. Either party can terminate these agreements at any time.

   In fiscal 2000, we sold 10,000 shares of our common stock to Mr. Matthews for $10.00 per share, and loaned Mr. Matthews $75,000 to finance this purchase. The fair value of our common stock at the time of this sale as determined by our board of directors was $15.00 per share. We have agreed to pay Mr. Matthews, and have accrued expenses of, $42,000 to pay the taxes owed by him as a result of our issuance to him of shares below their fair value.

Executive Compensation

   The following table sets forth the compensation received for services rendered to us by our chief executive officer and the other five most highly compensated executive officers whose salary and bonus exceeded $100,000 for fiscal 1998, 1999 and 2000. We refer to these individuals as our named executive officers.
                           Summary Compensation Table

                                                                Long-Term
                                Annual Compensation        Compensation Awards
                                ----------------------    ---------------------
                                                                     Number of
                                                          Restricted Securities
   Name and Principal    Fiscal                             Stock    Underlying  All Other
        Position          Year   Salary       Bonus       Awards(1)  Options(2) Compensation
   ------------------    ------ --------    ----------    ---------- ---------- ------------
Robert B. Mang..........  2000  $155,769(3) $  680,000(4)       --    165,000    $1,186,664(5)
 Chief Executive Officer
 and Chairman of the
 Company

Joel L. Silverman(6)....  2000  $408,512    $1,063,449          --     15,000    $  218,032(7)
 President and Chief      1999   376,997       318,870     $108,538   150,000       118,177(7)
 Operating Officer        1998   345,000       218,633       85,626       --         72,860(7)
Charles F. Nelson.......  2000  $243,750    $  283,586          --      4,500    $    4,816(8)
 Minister of Culture      1999   233,269        96,270     $ 36,158    35,000         2,599(8)
                          1998   224,986        71,051       29,056       --          2,142(8)
Dennis J. Feldmann......  2000  $181,731    $  141,793          --      6,000    $    3,306(8)
 General Merchandise      1999   168,269        46,428          --     35,000         2,441(8)
 Manager, Outdoors        1998   158,385        33,683          --        --          2,238(8)
Lindsay J. Rice.........  2000  $178,000    $  138,642          --      6,000    $    2,737(8)
 General Merchandise      1999   166,615        45,881          --     35,000         2,761(9)
 Manager, Athletics       1998   132,308        30,006          --        --         79,600(10)
Joan M. Hurley..........  2000  $154,904    $  120,524          --      4,500    $    2,823(8)
 Director of Marketing    1999   145,789        40,146          --     35,000         2,408(8)
                          1998   139,120        29,473          --        --          1,755(8)

--------
(1) Represents the dollar value of restricted stock awards of common stock of The Limited calculated by multiplying the closing price of The Limited's unrestricted stock on the date of grant by the number of shares awarded.
(2) In addition to the number of options in our company granted to our named executive officers, the following named executive officers were granted stock appreciation rights in MVP.com, a related party that has ceased operations: Mr. Mang (41,000 SARs granted in fiscal 2000), Mr. Silverman (41,000 SARs granted in fiscal 1999), Mr. Nelson (7,000 SARs granted in fiscal 1999), Mr. Rice (14,000 SARs granted in fiscal 1999), Mr. Feldmann (14,000 SARs granted in fiscal 1999) and Ms. Hurley (7,000 SARs granted in fiscal 1999). Since MVP.com has ceased operations and has voluntarily made a general assignment for the benefit of creditors, these SARs have no value. In addition, the following named executive officers were granted stock options to purchase the common stock of The Limited in fiscal 1999:
    Mr. Nelson (18,572 shares), Mr. Rice (8,442 shares), Mr. Feldmann (8,442 shares) and Ms. Hurley (8,442 shares).
(3) Mr. Mang was hired as chief executive officer and chairman of our company on September 29, 2000, effective October 1, 2000. His salary is based on an annual salary of $450,000 for fiscal 2000, with $155,769 representing the entire amount he received from our company as salary for his partial year of employment in fiscal 2000.
(4) Represents a signing bonus of $500,000 and a bonus of $180,000 for fiscal 2000.
(5) Represents $350,000 relating to the sale of 70,000 shares of our common stock at a price below fair value, $450,000 relating to the issuance of 90,000 options to purchase shares of our common stock with an exercise price below fair value, $295,000 of reimbursement by us of tax obligations relating to the sale of shares at a price below fair value, $72,500 in relocation expenses paid by us and $19,164 of reimbursement by us of tax obligations relating to the relocation expenses.
(6) Prior to our recapitalization in fiscal 1999, Mr. Silverman's compensation was paid to him directly by The Limited and was recorded as compensation expense in our consolidated financial statements for the relevant period.
(7) Represents our contributions to a supplemental retirement plan.
(8) Represents our matching contribution under our 401(k) plan.
(9) Represents $309 in relocation expenses paid by us, $217 of reimbursement by us of tax obligations relating to the relocation expenses and $2,235 of our matching contribution under our 401(k) plan.
(10) Represents $67,962 in relocation expenses paid by us and $11,638 of reimbursement by us of tax obligations relating to the relocation expenses.

Option Grants in Last Fiscal Year

   The following table sets forth options granted during fiscal 2000 to each of our named executive officers. The potential realizable value is calculated assuming that the fair value of our common stock appreciates at the indicated annual rate compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate of the future prices or market value of our common stock.

                       Option Grants in Last Fiscal Year

                                                                                    Potential Realizable
                                                                                      Value at Assumed
                         Number of   Percent of                                       Annual Rates of
                         Securities Total Options             Fair                   Price Appreciation
                         Underlying  Granted to   Exercise  Value on                  for Option Term
                          Options   Employees in    Price   Date of  Expiration ----------------------------
          Name           Granted(1)  Fiscal Year  per Share  Grant      Date       0%       5%       10%
          ----           ---------- ------------- --------- -------- ---------- -------- -------- ----------
Robert B. Mang(2).......   90,000       31.4%      $10.00    $15.00   09/29/07  $450,000 $999,840 $1,731,455
                           75,000       26.2        20.00     15.00   09/29/07       --    83,200    692,879
Joel L. Silverman.......   15,000        5.2        10.00     10.00   05/01/07       --    61,093    142,384
Charles F. Nelson.......    4,500        1.6        10.00     10.00   05/01/07       --    18,328     42,715
Dennis J. Feldmann......    6,000        2.1        10.00     10.00   05/01/07       --    24,437     56,954
Lindsay J. Rice.........    6,000        2.1        10.00     10.00   05/01/07       --    24,437     56,954
Joan M. Hurley..........    4,500        1.6        10.00     10.00   05/01/07       --    18,328     42,715

--------
(1) Option grants were made under our 1999 stock option plan. These options vest in three equal annual installments beginning one year after the date of grant.
(2) Mr. Mang was also granted 41,000 stock appreciation rights in MVP.com, a related party that has ceased operations. Those stock appreciation rights constituted 100% of the total stock appreciation rights in MVP.com granted to our employees in fiscal 2000. Because MVP.com has ceased operations and made a general assignment for the benefit of creditors, these stock appreciation rights have no value.

Fiscal Year End Option Values

   The following table provides summary information concerning the exercise of stock options by our named executive officers during fiscal 2000 and the number of shares of our common stock represented by outstanding stock options held by each of our named executive officers as of February 3, 2001. There was no public trading market for our common stock as of February 3, 2001. Accordingly, the value realized upon exercise of options and the value of unexercised options have been calculated by subtracting the exercise price from $17.50 which is the estimated fair value of our common stock at the time of exercise and at February 3, 2001.

                        Aggregate Year End Option Table

                          Shares             Number of Securities
                         Acquired           Underlying Unexercised     Value of Unexercised
                            on     Value          Options at          In-the-Money Options at
                         Exercise Realized     February 3, 2001          February 3, 2001
                         -------- -------- ------------------------- -------------------------
          Name                             Exercisable Unexercisable Exercisable Unexercisable
          ----                             ----------- ------------- ----------- -------------
Robert B. Mang..........    --        --          0       165,000     $      0     $675,000
Joel L. Silverman.......    --        --     50,000       115,000      187,500      487,500
Charles F. Nelson.......  5,833   $43,748     5,833        27,834            0      121,253
Dennis J. Feldmann......    --        --     11,666        29,334       43,748      132,503
Lindsay J. Rice.........    --        --     11,666        29,334       43,748      132,503
Joan M. Hurley..........  5,833   $43,748     5,833        27,834            0      121,253

Employee Benefit Plans

   1999 Stock Subscription Plan

   Under our 1999 stock subscription plan, certain of our directors, officers, employees and consultants may subscribe for shares of our common stock. With respect to shares subscribed for prior to the completion of this offering, participants have agreed to vote all of their shares in favor of the board nominees described in our stockholders agreement. With respect to shares subscribed for after the completion of this offering, participants will not be so obligated to vote their shares. As of May 5, 2001, there were 588,360 shares of common stock issued under the plan, and we issued 30,000 shares to Mr. Zoba when his employment with us began on May 29, 2001.

   1999 Stock Option Plan

   Under our 1999 stock option plan, the grant of options to purchase shares of common stock to certain of our employees, directors, officers and consultants is authorized. The plan authorizes the issuance of options to purchase up to an aggregate of 2,000,000 shares of common stock as either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986 or nonqualified stock options. With respect to options granted prior to the completion of this offering, participants have agreed to vote all of the underlying shares in favor of the board nominees described in our stockholders agreement. With respect to options granted after the completion of this offering, participants will not be so obligated to vote the underlying shares. As of May 5, 2001, options to purchase 1,229,837 shares of common stock were outstanding under the plan, 330,728 of which were exercisable, and on May 29, 2001 we issued options to purchase an additional 110,000 shares of common stock to Mr. Zoba under his employment agreement, none of which are currently exercisable. In addition, as of May 5, 2001, 752,500 additional shares were reserved for future issuance under the plan (including the options to purchase 110,000 shares granted to Mr. Zoba and options to purchase up to 150,000 shares of common stock we expect to grant to our management and other employees simultaneously with this offering), and the remaining 17,663 options authorized by the plan have been exercised and are not available for reissuance under the plan.

   Our board of directors has delegated to the compensation committee of our board the power to interpret and administer our option plan including the authority to, among other things, determine the exercise price of the options, determine the number of shares subject to each option, determine eligibility for participation in the plan and accelerate the time during which an option may be exercised. All options granted under the plan expire no later than seven years from their date of grant. The exercise price of incentive stock options granted to any person who at the time of grant is a 10% stockholder must be at least 110% of the fair market value of our common stock on the date of grant and the terms of such incentive stock options cannot exceed five years. To date, all of the options granted under the plan have been nonqualified stock options.

                             PRINCIPAL SHAREHOLDERS

   The following table indicates the beneficial ownership of our common stock as of June 11, 2001, and as adjusted to reflect the sale of the common stock offered in this offering, assuming the conversion of each share of our outstanding Class A and Class B common stock into one share of our common stock and further assuming that the underwriters do not exercise their over-allotment option, by:

  . each shareholder known by us to own beneficially more than 5% of our common stock;

  .  each of our directors;

  . our chief executive officer and chairman of the company and each of our executive officers; and

  .  all of our directors and executive officers as a group.

   Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 11, 2001 are deemed outstanding, while these shares are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares beneficially owned. Unless otherwise indicated, the address of each beneficial owner listed below is: c/o Galyan's Trading Company, Inc., 2437 East Main Street, Plainfield, Indiana 46168.

   The percentages of common stock beneficially owned before the offering are based on 9,803,707 shares of common stock outstanding as of June 11, 2001.

                                      Shares Beneficially  Shares Beneficially
                                             Owned                Owned
                                        Before Offering       After Offering
                                      -------------------- --------------------
Name                                   Number   Percentage  Number   Percentage
----                                  --------- ---------- --------- ----------
5% Shareholders:
Freeman Spogli(1)...................  5,432,000    53.1%   5,432,000    33.3%
The Limited(2)......................  3,888,000    38.5    5,238,000    29.7
Benchmark Capital Partners IV,
 L.P.(3)............................    567,684     5.8      567,684     3.5

Directors and Executive Officers:
Robert B. Mang......................     70,000       *       70,000       *
Joel L. Silverman(4)................    125,000     1.3      125,000       *
C. David Zoba(5)....................     30,000       *       30,000       *
Edward S. Wozniak(6)................     10,000       *       10,000       *
Charles F. Nelson(7)................     38,166       *       38,166       *
Lindsay J. Rice(8)..................     23,666       *       23,666       *
Dennis J. Feldmann(9)...............     23,666       *       23,666       *
Joan M. Hurley(10)..................     28,166       *       28,166       *
David M. Pritchett(11)..............     24,166       *       24,166       *
Norman S. Matthews(12)..............    100,000     1.0      100,000       *
Stuart B. Burgdoerfer(13)...........         --      --           --      --
Timothy J. Faber(13)................         --      --           --      --
Todd W. Halloran(14)................  5,432,000    53.1    5,432,000    33.3
John M. Roth(14)....................  5,432,000    53.1    5,432,000    33.3
Ronald P. Spogli(14)................  5,432,000    53.1    5,432,000    33.3
Peter Starrett(15)..................     90,000       *       90,000       *
All directors and executive officers
 as a group (16 persons)(16)........  5,994,830    57.5%   5,994,830    36.8%

--------
  * Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

 (1) Includes 432,000 shares subject to a warrant issued to Freeman Spogli that is currently exercisable. Shares and warrants are held of record by FS Equity Partners IV, L.P., a Delaware limited partnership. FS Capital Partners LLC, a Delaware limited liability company, is the general partner of FS Equity Partners IV and has the power to vote and dispose of the shares held of record by FS Equity Partners IV. The business address of FS Equity Partners IV and FS Capital Partners LLC is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.
 (2) Shares owned by The Limited before the offering include 288,000 shares subject to a warrant issued to The Limited that is currently exercisable. Shares owned by The Limited after the offering also include 1,350,000 shares subject to a warrant issued to The Limited that will be exercisable after this offering. Shares are held of record by G Trademark, Inc., a wholly owned subsidiary of The Limited, and warrants are held of record by The Limited. The business address of The Limited and G Trademark is Three Limited Parkway, Columbus, Ohio 43230.
 (3) The business address of Benchmark Capital is 2480 Sand Hill Road, Menlo Park, California 94025.
 (4) Includes 55,000 shares subject to options that are currently exercisable.
 (5) Mr. Zoba was hired as our general counsel beginning on May 29, 2001.
 (6) Mr. Wozniak was hired as our chief financial officer beginning on February 12, 2001.
 (7) Includes 7,333 shares subject to options that are currently exercisable.
 (8) Includes 13,666 shares subject to options that are currently exercisable
 (9) Includes 13,666 shares subject to options that are currently exercisable.
(10) Includes 7,333 shares subject to options that are currently exercisable.
(11) Includes 13,166 shares subject to options that are currently exercisable.
(12) Includes 40,000 shares subject to options that are currently exercisable. The address for Mr. Matthews is 650 Madison Avenue, 23rd Floor, New York, New York 10022.
(13) The address for Messrs. Burgdoerfer and Faber is c/o The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43230.
(14) Mr. Spogli is the President and a Managing Member of FS Capital Partners LLC. Mr. Halloran and Mr. Roth are Vice Presidents and Managing Members of FS Capital Partners LLC. Accordingly, Messrs. Spogli, Halloran and Roth may be deemed to be the beneficial owners of the shares of common stock held of record by FS Equity Partners IV. Messrs. Spogli, Halloran and Roth each disclaims beneficial ownership in the shares except to the extent of his pecuniary interest in them. The address for Messrs. Spogli, Halloran and Roth is c/o FS Capital Partners LLC, 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.
(15) Includes 40,000 shares subject to options that are currently exercisable. The address for Mr. Starrett is c/o Freeman Spogli & Co. LLC, 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.
(16) Includes 5,000,000 shares held by Freeman Spogli, 432,000 shares subject to a warrant issued to Freeman Spogli that is currently exercisable, and 190,164 shares subject to options that are currently exercisable.

                           RELATED PARTY TRANSACTIONS

Transactions with Freeman Spogli and The Limited

   From July 1995 through August 31, 1999, we were a wholly owned subsidiary of The Limited. Under a transaction agreement dated as of May 3, 1999 and a modification agreement dated as of August 31, 1999, we entered into a transaction with Freeman Spogli and The Limited that resulted in a recapitalization of our company. The following transactions occurred in connection with the recapitalization:

  . Prior to the transaction, The Limited owned 100 shares of our Class A common stock, which it contributed to G Trademark, Inc., a wholly owned subsidiary of The Limited. On August 31, 1999, we declared a stock split (35,999:1) in the form of a dividend which increased the number of shares owned by G Trademark to 3,600,000.

  . We declared a dividend in the form of a warrant to The Limited to purchase 1,350,000 shares of our Class B common stock with an initial exercise price on September 1, 1999 of $10.00 per share. Under the terms of the warrant, on the first day of each month from and including October 1999 to and including September 2000, the exercise price increases by an amount equal to 3 1/3% of the initial exercise price. On the first day of each month thereafter, the exercise price increases by an amount equal to 3 1/3% of the exercise price in effect on the preceding September 1. This results in an increase of the exercise price at a rate of 40.0% per year. The warrant will be exercisable upon the completion of this offering and will expire in August 2009.

  .  We declared a cash dividend of $9.3 million to G Trademark.

  . Freeman Spogli acquired 5,000,000 shares of Class A common stock at $10.00 per share for an aggregate purchase price of $50.0 million.

  . We issued $25.0 million of 12% subordinated notes due August 31, 2009 and $25.0 million of 13.5% junior subordinated notes due August 31, 2009. We issued $15.0 million of the subordinated notes and $15.0 million of the junior subordinated notes to Freeman Spogli and $10.0 million of the subordinated notes and $10.0 million of the junior subordinated notes to The Limited. We expect to repay all outstanding principal and accrued interest on the subordinated and junior subordinated notes with the proceeds of this offering. If this repayment of subordinated and junior subordinated notes had occurred on May 5, 2001, we would have incurred an extraordinary loss, net of income taxes, of $4.7 million on the early extinguishment of the subordinated and junior subordinated notes.

  . In connection with the issuance of our subordinated and junior subordinated notes, we granted warrants to purchase 720,000 shares of Class A common stock to holders of the notes. We granted Freeman Spogli warrants to purchase 432,000 shares, and we granted The Limited warrants to purchase 288,000 shares. The warrants are exercisable at $0.01 per share and expire on July 30, 2009.

  . Freeman Spogli advanced us $4.0 million to be used as a bridge loan to fund a stock subscription plan for our directors, officers and other management employees. We repaid this loan in October 1999 with the proceeds of a sale of common stock to our directors, officers and other management employees.

  . We paid Freeman Spogli a facility fee of $900,000 relating to the subordinated and junior subordinated notes and approximately $3.5 million in transaction fees and expenses associated with the recapitalization.

  . We paid The Limited a facility fee of $600,000 relating to the subordinated and junior subordinated notes.

Stock Sales to Executive Officers and Directors

   In October 1999, Messrs. Feldmann, Matthews, Nelson, Pritchett, Rice, Silverman and Starrett purchased 10,000, 50,000, 25,000, 11,000, 10,000, 70,000 and 50,000 shares of common stock for a purchase price of $100,000, $500,000, $250,000, $110,000, $100,000, $700,000 and $500,000, and Ms. Hurley purchased
15,000 shares of common stock for a purchase price of $150,000.
Messrs. Feldmann, Nelson, Pritchett, Rice and Silverman borrowed from us $40,000, $50,000, $50,000, $50,000 and $200,000, and Ms. Hurley borrowed from us $50,000 to finance the purchase of a portion of these shares. Each person issued to us a full recourse promissory note for the amount borrowed. Each note bears simple interest at 7.5% per annum and accrued interest is payable in arrears on March 31 of each year commencing on March 31, 2000. The principal balance of, and all accrued and unpaid interest on, each note is due and payable on October 15, 2004. The notes are secured by shares of common stock owned by these individuals. As of May 5, 2001, the outstanding principal balance plus accrued interest due from Messrs. Feldmann, Nelson, Pritchett, Rice and Silverman and Ms. Hurley was approximately $41,000, $51,000, $51,000, $51,000, $205,000 and $51,000.

   In August 2000, Mr. Matthews purchased an additional 10,000 shares of our common stock at $10.00 per share for a purchase price of $100,000. We loaned $75,000 to Mr. Matthews to finance the purchase of a portion of those shares. Mr. Matthews issued to us a full recourse promissory note for the amount borrowed. The note bears simple interest at 7.5% per annum and is secured by the additional shares of common stock. Accrued interest is payable in arrears on March 31 of each year commencing March 31, 2001 and the principal balance of, and all accrued and unpaid interest on, the note is due and payable on August 15, 2005. As of May 5, 2001, the outstanding principal balance plus accrued interest due from Mr. Matthews was $77,000.

   In October 2000, Mr. Mang purchased 70,000 shares of common stock at $10.00 per share for a purchase price of $700,000. We loaned $300,000 to Mr. Mang to finance the purchase of a portion of those shares. Mr. Mang issued to us a full recourse promissory note for the amount borrowed. The note bears simple interest at 7.5% per annum and is secured by his shares of common stock. In December 2000, Mr. Mang repaid the borrowed amount in full.

   In February 2001, Mr. Wozniak purchased 10,000 shares of common stock at $17.50 per share for a purchase price of $175,000.

   In May 2001, we entered into an employment agreement with Mr. Zoba pursuant to which he purchased on May 29, 2001 30,000 shares of common stock at $19.00 per share for a purchase price of $570,000. On May 29, 2001, we loaned $285,000 to Mr. Zoba to finance the purchase of a portion of those shares. Mr. Zoba issued to us a full recourse promissory note for the amount borrowed. The note bears simple interest at 7.5% per year and is secured by his shares of common stock.

Stock Sale to Benchmark Capital

   In November 1999, we sold 567,684 shares of our common stock to Benchmark Capital Partners IV, L.P. at $10.00 a share for a purchase price of approximately $5.7 million. In connection with and shortly after the sale to Benchmark Capital, we used approximately $4.5 million to purchase 4,453,125 shares of MVP.com, an internet-based sporting goods retailer. As described in the section of this prospectus entitled "Business" under the heading "Internet Sales", MVP.com has ceased operations and our shares in MVP.com have no value.

Stockholders Agreement

   In connection with our recapitalization, we entered into a stockholders agreement with Freeman Spogli, The Limited and G Trademark. Benchmark Capital also entered into the stockholders agreement in connection with its November 1999 purchase of our shares. Under the stockholders agreement, Freeman Spogli, The Limited, G Trademark and Benchmark Capital have agreed to vote all of their shares in the election of directors in favor of the following persons: four board nominees designated by Freeman Spogli, two board nominees designated by The Limited, our then chief executive officer, Norman Matthews, who is our current chairman of the board, and one or more additional nominees upon whom Freeman Spogli and The Limited shall agree. If, at the time of any election of directors (or appointment of directors in the event of a vacancy or an increase in the size of the board), Freeman Spogli and The Limited are unable to agree on any such additional nominees, our stockholders agreement provides that our board of directors in existence at that time will select the additional nominees. The number of board nominees that Freeman Spogli and The Limited are entitled to nominate under the agreement decreases if the number of shares held by such party falls below certain thresholds set forth in the stockholders agreement. Under the stockholders agreement, the parties have agreed that we will have a board consisting of no more than 13 members. In addition, until one year after the date on which persons other than Freeman Spogli and The Limited and their respective affiliates own 20% or more of our shares, The Limited and Benchmark Capital have agreed to vote against any combination of our company unless Freeman Spogli consents to the combination.

Services Agreement

   We entered into a services agreement dated August 31, 1999 with The Limited to provide us with real estate and store planning advisory services, importing services and benefits services at rates specified in the agreement. We have either terminated the services provided by The Limited or the services automatically terminate under the provisions of the services agreement no later than 90 days after the completion of this offering.

   Real estate and store planning advisory services include initial design of store space, production of architectural and mechanical drawings of the store design, construction of store to drawing specifications, the purchase, shipment and installation of materials, project management and accumulation of capital costs. During each year of the agreement, The Limited contributes the first $1.0 million of these services at no cost to us. During fiscal 2000 and fiscal 1999, The Limited contributed services totaling $402,000 and $357,000, and we recorded these amounts in our financial statements as selling, general and administrative expenses and as paid-in capital. These services automatically terminate ninety days after the completion of this offering.

   Importing services consist of The Limited making available to us the commercial terms negotiated by them for ocean and air freight shipping, customs brokerage and letters of credit for imports. Amounts paid to The Limited relating to these services for fiscal 1999 was $31,000 and no charges were incurred by us during fiscal 2000. These services automatically terminate upon completion of this offering.

   Human resources and benefits services included the administration of the medical, dental and life insurance programs. Amounts paid to The Limited for these services in fiscal year 1999 were $195,000. The Limited did not provide these services to us during 2000 in accordance with the terms of the services agreement and will not provide them to us in the future.

Guarantees

   In August 1999, Freeman Spogli entered into a Fund Guarantee Agreement with The Chase Manhattan Bank, which permitted us under limited circumstances to borrow up to $15.0 million in excess of the borrowing base of our revolving credit facility. This agreement was terminated in May 2001 in connection with our entering into a new revolving credit facility. Freeman Spogli's obligations under the guarantee were limited to $15.0 million, the general partner of Freeman Spogli was not liable for the obligations of Freeman Spogli under the guarantee, and Freeman Spogli was able to terminate the guarantee at any time by notifying Chase Manhattan in writing and by making a payment to Chase Manhattan in an amount equal to the excess of the then current outstanding loans over the then current borrowing base.

   The Limited is a guarantor of our obligations under our real property leases for the following eight stores:

  .  our Woodbury store in the Minneapolis/St. Paul market;

  .  our Minnetonka store in the Minneapolis/St. Paul market;

  .  our Dublin store in the Columbus, Ohio market;

  .  our Schaumburg (The Streets of Woodfield) store in the Chicago market;

  .  our Buford (Mall of Georgia) store in the Atlanta market;

  .  our Atlanta (Buckhead) store in the Atlanta market;

  .  our Castleton (Castleton Square Mall) store in the Indianapolis market;
     and

  .  our Washingtonian (Washingtonian Center) store in the Washington, D.C.
     market.

   In the modification agreement, we have agreed to reimburse The Limited for any amounts paid by them under these guarantees.

                          DESCRIPTION OF CAPITAL STOCK

   Prior to the filing of our second amended and restated articles of incorporation and the closing of this offering, our authorized capital stock consists of 21,350,000 shares of common stock, no par value per share, including 20,000,000 shares designated as Class A common stock and 1,350,000 shares designated as Class B common stock, and 2,000,000 shares of preferred stock, no par value per share, none of which has been designated. As of May 5, 2001, there were 9,773,707 shares of Class A common stock issued and outstanding, no shares of Class B common stock issued and outstanding, and no shares of preferred stock issued and outstanding. As of May 5, 2001, our outstanding shares were held by 85 shareholders of record. As of May 5, 2001, we have issued options to purchase 1,247,500 shares of our Class A common stock, 1,229,837 of which are outstanding and 17,663 of which have already been exercised. We have also issued warrants to purchase an aggregate of 720,000 shares of our Class A common stock and a warrant to purchase 1,350,000 shares of our Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except that each share of the Class A common stock is entitled to one vote on all matters to be voted on by shareholders and each share of the Class B common stock is non-voting. On May 29, 2001, we issued to C. David Zoba 30,000 shares of Class A common stock and options to purchase an additional 110,000 shares. In addition, simultaneously with the offering, we expect to grant up to 150,000 options to employees at an exercise price equal to the offering price.

   Immediately prior to the closing of this offering, our second amended and restated articles of incorporation will become effective under Indiana law. Upon effectiveness of our second amended and restated articles of incorporation, all outstanding shares of our Class A common stock and Class B common stock will automatically convert into the same number of shares of our common stock, and our outstanding options and warrants to purchase Class A common stock and Class B common stock will automatically convert into the right to purchase the same number of shares of our common stock. There will not be any other changes to the terms of our outstanding warrants as a result of the effectiveness of our second amended and restated articles of incorporation. Accordingly, immediately after the completion of the offering we will have outstanding:

  . warrants to purchase an aggregate of 720,000 shares of common stock with an exercise price of $0.01 per share. Of these, warrants to purchase 432,000 shares will be held by Freeman Spogli and warrants to purchase 288,000 shares will be held by The Limited. These warrants will be exercisable immediately after the completion of the offering and will expire in July 2009; and

  . warrants to purchase an aggregate of 1,350,000 shares of common stock which will be held by G Trademark. Because this offering constitutes a "triggering event" under the terms of these warrants, they will be exercisable immediately after the completion of the offering and will expire in August 2009. Assuming this offering is completed in June 2001, these warrants will have an exercise price of $18.19 per share as of the completion of the offering. This exercise price increases on a monthly basis as described under the caption "Transactions with Freeman Spogli and The Limited" under the heading "Related Party Transactions", resulting in an increase of the exercise price at a rate of 40.0% per year.

   Immediately following the effectiveness of our second amended and restated articles of incorporation, our authorized capital stock will consist of 50,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. Assuming we issue 150,000 options to employees prior to or simultaneously with this offering, the underwriters do not exercise their overallotment option and no forfeitures of options occurred after May 5, 2001, after the closing of this offering we will have outstanding 16,303,707 shares of common stock, 2,070,000 warrants to purchase common stock, 1,489,837 options to purchase common stock and no shares, warrants or options to purchase shares of preferred stock.

Common Stock

   Under our second amended and restated articles of incorporation, the holders of our common stock are entitled to one vote per share on all matters to be voted on by our shareholders. After payment of any dividends due and owing to the holders of our preferred stock, holders of our common stock are entitled to receive dividends declared by the board of directors to the extent there are funds legally available for dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of our preferred stock. Holders of our common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock to be outstanding upon completion of this offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

   Under our second amended and restated articles of incorporation, our board of directors has the authority, without further action by shareholders, to issue up to 5,000,000 shares of preferred stock. The board may issue preferred stock in one or more series and may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common shareholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. We currently have no plans to issue any shares of preferred stock.

Anti-Takeover Provisions

 Indiana Law

   Voting Requirements for Certain Business Combinations. Indiana law establishes a five year period beginning with the acquisition of 10% of the voting power of the outstanding voting shares of a "resident domestic corporation" (which definition includes our company). During this period, some business combinations involving the acquiring stockholder and us are prohibited unless, prior to the acquisition of the 10% interest, our board of directors approves the acquisition of that interest or the proposed business combination. After the five year period expires, a business combination involving the acquiring shareholder and us may take place only:

  .  upon approval by a majority of the disinterested shares, or

  . if the disinterested shareholders receive a formula price based on the higher of

    . the highest price paid by the acquiring shareholder during the five year period immediately before the announcement of the proposed business combination or the date the acquiring shareholder acquired its 10% interest, or

    . the market value of the shares at the time of the announcement of the proposed transaction or the date the acquiring shareholder acquired its 10% interest, whichever is higher.

   Changes of Control. Indiana law, with some exceptions, provides that a person proposing to acquire or acquiring voting shares of an "issuing public corporation" (which definition includes only corporations having at least 100 shareholders, principal place of business, office or substantial assets within Indiana, and in which more than 10% of its shareholders are Indiana residents, 10% of its shares are owned by Indiana residents, or which have 10,000 or more shareholders who are Indiana residents) sufficient to entitle that person to exercise voting power within any of the ranges of one-fifth to one-third of all voting power, more than one-third but less than one-half of all voting power, or a majority or more of all voting power may give a notice of its acquisition or proposed acquisition to the corporation containing information specified under Indiana law. The acquiring person may request that the directors call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the shares, called "control shares under Indiana law", in which case the control shares will have voting rights only to the extent granted by a resolution approved by the shareholders. The resolution must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote separately on the proposal, excluding shares held by the acquiring person and shares held by management. Control shares as to which the required notice has not been filed and any control shares not accorded full voting rights by the shareholders may be redeemed at fair market value by the corporation if it is authorized to do so by its articles of incorporation or bylaws before a control share acquisition has occurred. We have not adopted such a provision in our amended and restated articles of incorporation or amended and restated bylaws. Shareholders other than the acquiring person are entitled to dissenters' rights with respect to their shares in the event that the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority of all voting power.

   Other Provisions of Indiana Law. Indiana law specifically authorizes directors, in considering the best interest of a corporation, to consider both the long term and short term interests of the corporation, as well as the effects of any action on shareholders, employees, suppliers and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. The directors are permitted to weigh these factors as they deem appropriate and are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. Under Indiana law, directors are not required to approve a proposed business combination or other corporate action if they determine in good faith that the action is not in the best interest of the corporation. In addition, Indiana law states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action or inaction might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be "reasonable in relation to the threat posed." Indiana law explicitly provides that the different or higher degree of scrutiny imposed in Delaware and some other jurisdictions relating to director actions taken in response to potential changes in control does not apply.

 Articles of Incorporation and Bylaw Provisions

   Various provisions contained in our second amended and restated articles of incorporation and our second amended and restated bylaws could delay or discourage some transactions involving an actual or potential change in control of us and may limit the ability of shareholders to remove current management or approve transactions that shareholders may deem to be in their best interests. This could adversely affect the price of our common stock. These provisions:

  . authorize our board of directors to issue one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

  . do not permit cumulative voting in the election of directors unless required by applicable law. Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

  . permit special meetings of our shareholders to be called only by the chairman of the board of directors, by our chief executive officer, by the board of directors after a resolution is duly adopted by a majority of our board of directors, or by the holders of a majority of our shares;

  . establish procedures, including advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by shareholders at a meeting; and

  . grant our board of directors the exclusive power to adopt, alter, amend and repeal our bylaws.

Registration Rights

   Under a 1999 registration rights agreement, Freeman Spogli, G Trademark and Benchmark Capital have registration rights with respect to approximately 11,237,684 shares of common stock that they hold, including 2,070,000 shares subject to warrants issued by us. Under this agreement, these shareholders may require us to register for resale under the Securities Act their shares of common stock. These registration rights include the provisions discussed below:

 Demand Registration Rights

   At any time six months following the date of the closing of this offering, either Freeman Spogli or G Trademark may require us to register for public resale their (or their affiliates) shares of common stock, if:

  . they hold shares representing at least 10% of the shares of common stock then outstanding;

  . they hold shares of common stock representing not less than $30 million in fair market value as reasonably determined by our board of directors; or

  . they request us to register such lesser number that constitutes all of the shares of common stock then owned by them and their affiliates and that represents not less than 3% of the shares of common stock then outstanding.

   We are not obligated to effect more than two demand registrations in any 18 month period. We are also not obligated to effect more than two demand registrations for Freeman Spogli and its affiliates and two demand registrations for G Trademark and its affiliates.

 Piggyback Registration Rights

   If at any time after 90 days from this offering we propose to file a registration statement for our own account or the account of any other holder of our common stock, we are required to give notice of the proposed filing to Freeman Spogli, G Trademark and Benchmark Capital and use our best efforts to include in the registration the number of shares that they request.

 Limitations on Registration

   All registration rights are subject to the right of the managing underwriter to reduce the number of shares included in the registration if the underwriter determines the success of the offering would be materially adversely affected.

 Expenses

   We are responsible for paying all registration expenses, including the reasonable expenses of one counsel for the selling holders, but are not responsible for underwriting discounts and commissions or the out-of-pocket expenses of the selling holders.

Nasdaq National Market

   Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "GLYN".

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is U.S. Stock Transfer & Trust Corporation. The transfer agent's address is 1745 Garden Avenue, Glendale, California 91204-2991 and its telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

   Upon completion of this offering, we will have 16,303,707 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option, and 17,278,707 shares of common stock outstanding if the underwriters' over-allotment option is exercised. We have reserved 1,982,337 shares of common stock for issuance upon exercise of options granted or to be granted under our stock option plan, of which options to purchase 1,334,504 options are currently outstanding and up to 150,000 additional options are expected to be granted prior to, or simultaneously with, the offering. The grant of options to purchase shares of common stock under our stock option plan is conditioned on our having available a sufficient number of shares of capital stock authorized for issuance. We also have reserved 2,070,000 shares of common stock for issuance upon the exercise of outstanding warrants and 381,640 shares for future issuance under our stock subscription plan.

   All of the 6,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" of Galyan's as that term is defined in Rule 144 under the Securities Act. The remaining 9,803,707 shares of common stock outstanding are "restricted securities" under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Securities Act Rule 144 or 701. We summarize these rules below.

Rule 144

   Under Rule 144, 9,672,034 shares of common stock will be tradable 90 days after the date on which the registration statement of which this prospectus is a part becomes effective, subject to the restrictions discussed below. Sales of some of these shares of common stock will be limited under lock-up agreements with the underwriters. In general, under Rule 144, beginning 90 days after the date on which the registration statement of which this prospectus is a part becomes effective, a person who has owned shares of our common stock for at least one year would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 97,737 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

   Sales under Rule 144 are also governed by manner of sale provisions and notice requirements, and current public information about Galyan's must be available.

Rule 701

   As of May 5, 2001, approximately 606,023 shares of common stock were outstanding and had been issued in reliance on Rule 701 and an additional 30,000 shares of common stock were issued on May 29, 2001 in reliance on Rule
701. In addition, as of May 5, 2001, approximately 330,728 shares of common stock were issuable under options outstanding and exercisable, which were issued in reliance on Rule 701. All of these shares may be eligible for sale in reliance on Rule 701 beginning 90 days after the date on which the registration statement of which this prospectus is a part becomes effective. Sales of some of these shares of common stock will be limited under lock-up agreements with the underwriters. In general, under Rule 701 as currently in effect, any of our employees who have purchased shares from us in connection with a compensatory plan or other agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

   As of the date of this prospectus, principal stockholders holding an aggregate of approximately 9,167,684 shares of our common stock, as well as all officers and directors, have entered into, or will enter into prior to the offering, lock-up agreements in connection with this offering. These lock-up agreements provide that these persons will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Registration of Shares Under Stock Option Plan

   We intend to file a registration statement on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under our stock option plan and stock subscription plan as soon as practicable following the date of this prospectus. When issued, these shares will be freely tradeable in the public market, subject to Rule 144 volume limitations applicable to affiliates.

Registration Rights

   Under a 1999 registration rights agreement, Freeman Spogli, G Trademark and Benchmark Capital have registration rights with respect to approximately 11,237,684 shares of common stock that they hold, including 2,070,000 shares subject to warrants issued by us. Under this agreement, at any time six months following the date of the closing of this offering, either Freeman Spogli or G Trademark may require us to register for public resale their (or their affiliates) shares of common stock, if:

  . they hold shares representing at least 10% of the shares of common stock then outstanding;

  . they hold shares of common stock representing not less than $30 million in fair market value as reasonably determined by our board of directors; or

  . they request us to register such lesser number that constitutes all of the shares of common stock then owned by them and their affiliates and that represents not less than 3% of the shares of common stock then outstanding.

   We are not obligated to effect more than two demand registrations in any 18 month period. We are also not obligated to effect more than two demand registrations for Freeman Spogli and its affiliates and two demands for G Trademark and its affiliates. In addition, if at any time after 90 days from this offering we propose to file a registration statement for our own account or the account of any other holder of our common stock, we are required to give notice of the proposed filing to Freeman Spogli, G Trademark and Benchmark Capital and use our best efforts to include in the registration the number of shares that they request. All registration rights are subject to the right of the managing underwriter to reduce the number of shares included in the registration if the underwriter determines the success of the offering would be materially adversely affected. In general, we are responsible for paying the registration expenses, including the reasonable expenses of one counsel for the selling shareholders.

                                  UNDERWRITING

   Galyan's and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

             Underwriters                                      Number of Shares
             ------------                                      ----------------
     Goldman, Sachs & Co......................................    2,730,000
     Salomon Smith Barney Inc.................................    1,820,000
     Banc of America Securities LLC...........................      975,000
     J.P. Morgan Securities Inc...............................      975,000
                                                                  ---------
       Total..................................................    6,500,000
                                                                  =========

   If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 975,000 shares from Galyan's to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

   The following table shows the per share and total underwriting discounts and commissions Galyan's will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 975,000 additional shares.

                          Paid by Galyan's
                          ----------------
                                                   No Exercise Full Exercise
                                                   ----------- -------------
     Per share.................................... $     1.33   $     1.33
     Total........................................ $8,645,000   $9,941,750

   Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.80 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

   Galyan's, its officers, directors and principal stockholders will agree with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any grants under existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of transfer restrictions.

   Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated between the underwriters and a committee of our board of directors. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the historical performance of Galyan's, estimates of the business potential and earnings prospects of Galyan's, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

   Galyan's common stock has been approved for quotation on the Nasdaq National Market under the symbol "GLYN".

   In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Galyan's in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Naked short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, shares made by the underwriters in the open market prior to the completion of this offering.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

   The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

   Galyan's estimates that its total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.1 million.

   Galyan's has agreed to indemnify the underwriters identified in the table above against specific liabilities, including liabilities under the Securities Act.

   Goldman, Sachs & Co. and its affiliates have from time to time performed various banking services for Galyan's in the past, and may from time to time in the future perform banking services for Galyan's for which it or its affiliates will receive customary fees.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by O'Melveny & Myers LLP, New York, New York, in reliance upon certain matters passed upon by Ice Miller, Indianapolis, Indiana. Certain legal matters will be passed upon for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

   The consolidated financial statements as of January 29, 2000 and February 3, 2001 and for each of the three years in the period ended February 3, 2001 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for store pre-opening costs, effective January 31, 1999, as described in Note 1 to the consolidated financial statements, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act and will file periodic reports and other information, including proxy statements, with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC's public reference room and the web site of the SEC referred to above.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report..............................................  F-2

Consolidated Financial Statements:

  Consolidated Balance Sheets as of January 29, 2000 and February 3,
   2001...................................................................  F-3

  Consolidated Statements of Operations for the Years Ended January 30,
   1999, January 29, 2000 and February 3, 2001............................  F-4

  Consolidated Statements of Shareholders' Equity for the Years Ended
   January 30, 1999, January 29, 2000 and February 3, 2001................  F-5

  Consolidated Statements of Cash Flows for the Years Ended January 30,
   1999, January 29, 2000 and February 3, 2001............................  F-6

  Notes to Consolidated Financial Statements for the Years Ended January
   30, 1999, January 29, 2000 and February 3, 2001........................  F-7

Unaudited Consolidated Financial Statements:

  Unaudited Consolidated Balance Sheet as of May 5, 2001.................. F-25

  Unaudited Consolidated Statements of Operations for the Three Month
   Periods Ended April 29, 2000 and May 5, 2001........................... F-26

  Unaudited Consolidated Statement of Shareholders' Equity for the Three
   Month Period Ended May 5, 2001......................................... F-27

  Unaudited Consolidated Statements of Cash Flows for the Three Month
   Periods Ended April 29, 2000 and May 5, 2001........................... F-28

  Notes to Unaudited Consolidated Financial Statements for the Three Month
   Periods Ended April 29, 2000 and May 5, 2001........................... F-29

                          INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors
Galyan's Trading Company, Inc.
Plainfield, Indiana

   We have audited the accompanying consolidated balance sheets of Galyan's Trading Company, Inc. and its subsidiary (the "Company") as of January 29, 2000 and February 3, 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 29, 2000 and February 3, 2001 and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended February 3, 2001 in conformity with accounting principles generally accepted in the United States of America.

   As discussed in Note 1 to the consolidated financial statements, effective January 31, 1999 the Company changed its method of accounting for store pre-opening costs.

Deloitte & Touche LLP
Indianapolis, Indiana
March 16, 2001
(May 29, 2001 with respect to Note 16)

                         GALYAN'S TRADING COMPANY, INC.

                          Consolidated Balance Sheets

                  As of January 29, 2000 and February 3, 2001

                   (dollars in thousands, except share data)

                                                               Fiscal year
                                                            ------------------
                                                              1999      2000
                                                            --------  --------
Assets
Current assets:
 Cash...................................................... $  2,662  $  3,756
 Receivables, net..........................................      630     3,963
 Merchandise inventories...................................   73,524    91,495
 Deferred income taxes.....................................    1,808     1,375
 Other current assets......................................    3,056     3,401
                                                            --------  --------
   Total current assets....................................   81,680   103,990
 Property and equipment, net...............................   62,031    70,568
 Deferred income taxes.....................................       --     2,773
 Goodwill, net.............................................   19,900    19,117
 Other assets, net.........................................   11,189     4,641
                                                            --------  --------
   Total assets............................................ $174,800  $201,089
                                                            ========  ========
Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable.......................................... $ 13,993  $ 20,852
 Accrued expenses..........................................   19,118    31,479
 Current portion of long-term debt.........................      650       136
                                                            --------  --------
   Total current liabilities...............................   33,761    52,467
Long-term liabilities:
 Debt, net of current portion..............................   26,608    25,529
 Subordinated debt.........................................   43,469    50,466
 Deferred income taxes.....................................    2,290        --
 Other long-term liabilities...............................    1,758     3,588
                                                            --------  --------
   Total long-term liabilities.............................   74,125    79,583
Commitments and contingencies..............................       --        --
Shareholders' Equity:
 Preferred stock, no par value
  2,000,000 shares authorized; no shares issued and
   outstanding.............................................       --        --
 Class A voting common stock and paid-in capital, no par
  value,
  20,000,000 shares authorized; 9,669,544 and 9,763,707
   shares issued and outstanding in 1999 and 2000,
   respectively............................................   68,329    70,596
 Class B non-voting common stock, no par value
  1,350,000 authorized shares; no shares issued and
   outstanding.............................................       --        --
 Notes receivable from shareholders........................   (1,431)   (1,491)
 Unearned compensation.....................................       --      (445)
 Warrants..................................................    8,654     8,654
 Accumulated deficit.......................................   (8,638)   (8,275)
                                                            --------  --------
    Total shareholders' equity.............................   66,914    69,039
                                                            --------  --------
   Total liabilities and shareholders' equity.............. $174,800  $201,089
                                                            ========  ========

                See notes to consolidated financial statements.

                         GALYAN'S TRADING COMPANY, INC.

                     Consolidated Statements of Operations

  For the Years Ended January 30, 1999, January 29, 2000 and February 3, 2001

                 (dollars in thousands, except per share data)

                                                          Fiscal Year
                                                   ----------------------------
                                                     1998      1999      2000
                                                   --------  --------  --------
Net sales......................................... $219,597  $328,121  $421,662
Cost of sales.....................................  158,282   233,750   295,211
                                                   --------  --------  --------
Gross profit......................................   61,315    94,371   126,451

Selling, general and administrative expenses......   57,319    81,377   105,935
Corporate allocation from The Limited, Inc........    4,930     3,600        --
Costs of recapitalization.........................       --     1,085        --
                                                   --------  --------  --------
Operating income (loss)...........................     (934)    8,309    20,516

Interest expense..................................      160     5,602    14,065
Loss on investment in MVP.com.....................       --        --     4,621
Interest income...................................       (1)     (218)     (174)
                                                   --------  --------  --------
Income (loss) before income tax expense (benefit)
 and cumulative effect of change in accounting
 principle........................................   (1,093)    2,925     2,004

Income tax expense (benefit)......................     (107)    1,708     1,641
                                                   --------  --------  --------
Income (loss) before cumulative effect of change
 in accounting principle..........................     (986)    1,217       363
Cumulative effect of change in accounting
 principle, net of income taxes of $711...........       --    (1,067)       --
                                                   --------  --------  --------
Net income (loss)................................. $   (986) $    150  $    363
                                                   ========  ========  ========

Basic earnings (loss) per share:
 Income (loss) per share before cumulative effect
  of change in accounting principle............... $  (0.27) $   0.19  $   0.03
 Per share cumulative effect of change in
  accounting principle............................       --     (0.17)       --
                                                   --------  --------  --------
Basic net income (loss) per share................. $  (0.27) $   0.02  $   0.03
                                                   ========  ========  ========
Diluted earnings (loss) per share:................
 Income (loss) per share before cumulative effect
  of change in accounting principle............... $  (0.27) $   0.19  $   0.03
 Per share cumulative effect of change in
  accounting principle............................       --     (0.17)       --
                                                   --------  --------  --------
Diluted net income (loss) per share............... $  (0.27) $   0.02  $   0.03
                                                   ========  ========  ========

                See notes to consolidated financial statements.

                        GALYAN'S TRADING COMPANY, INC.

                Consolidated Statements of Shareholders' Equity

  For the Years Ended January 30, 1999, January 29, 2000 and February 3, 2001

                   (dollars in thousands, except share data)

                               Class A
                            Common Stock         Notes
                          ------------------   Receivable
                                     Paid-in      from       Unearned            Accumulated
                           Shares    Capital  Shareholders Compensation Warrants   Deficit    Total
                          ---------  -------  ------------ ------------ -------- ----------- -------
Balance, February 1,
 1998...................  3,600,000  $18,452    $   --        $ --       $  --     $(7,802)  $10,650
Net loss................        --       --         --          --          --        (986)     (986)
                          ---------  -------    -------       -----      ------    -------   -------
Balance, January 30,
 1999...................  3,600,000   18,452        --          --          --      (8,788)    9,664
Dividend in the form of
 a stock warrant........        --    (1,461)       --          --        1,461        --        --
Cash dividend paid......        --    (9,344)       --          --          --         --     (9,344)
Issuance of Class A com-
 mon stock, net of issu-
 ance
 costs of $1,023........  6,069,544   59,673     (1,431)        --          --         --     58,242
Issuance of stock
 warrants...............        --       --         --          --        7,193        --      7,193
Services contributed
 from The Limited,
 Inc. ..................        --       357        --          --          --         --        357
Forgiveness of amounts
 due to The Limited,
 Inc. ..................        --       652        --          --          --         --        652
Net income..............        --       --         --          --          --         150       150
                          ---------  -------    -------       -----      ------    -------   -------
Balance, January 29,
 2000...................  9,669,544   68,329     (1,431)        --        8,654     (8,638)   66,914
Issuance of Class A com-
 mon stock..............    109,663    1,527       (415)        --          --         --      1,112
Repurchase of Class A
 common stock...........    (15,500)    (157)        55         --          --         --       (102)
Issuance of stock op-
 tions..................                 495                   (495)                             --
Stock compensation ex-
 pense..................        --       --         --           50         --         --         50
Payments on notes
 receivable from
 shareholders...........        --       --         300         --          --         --        300
Services contributed
 from The Limited,
 Inc. ..................        --       402        --          --          --         --        402
Net income..............        --       --         --          --          --         363       363
                          ---------  -------    -------       -----      ------    -------   -------
Balance, February 3,
 2001...................  9,763,707  $70,596    $(1,491)      $(445)     $8,654    $(8,275)  $69,039
                          =========  =======    =======       =====      ======    =======   =======

                See notes to consolidated financial statements.

                         GALYAN'S TRADING COMPANY, INC.

                     Consolidated Statements of Cash Flows

  For the Years Ended January 30, 1999, January 29, 2000 and February 3, 2001

                             (dollars in thousands)

                                                           Fiscal year
                                                     -------------------------
                                                      1998     1999     2000
                                                     -------  -------  -------
Cash flows from operating activities:
 Net income (loss).................................. $  (986) $   150  $   363
 Adjustments to reconcile net income (loss) to net
  cash from operating activities:...................
  Depreciation and amortization.....................   6,984   10,671   11,504
  Amortization of financing intangible and discount
   on subordinated notes to FS......................     --     1,006    2,491
  Cumulative effect of change in accounting
   principle........................................     --     1,778      --
  Loss on investment in MVP.com.....................     --       --     4,621
  Deferred income taxes.............................     593       97   (4,630)
  Loss on disposal of property and equipment........     303      --     1,155
  Interest converted to subordinated debt...........     --       531    6,649
  Deferred rent and other non-cash expense..........     167    1,292    2,753
  Changes in certain assets and liabilities:
   Accounts receivable..............................       2     (446)  (3,333)
   Merchandise inventories.......................... (22,476) (12,548) (17,971)
   Other assets.....................................  (1,375)  (1,105)    (561)
   Accounts payable and accrued expenses............  14,110    8,377   19,220
                                                     -------  -------  -------
    Net cash from operating activities..............  (2,678)   9,803   22,261
                                                     -------  -------  -------
Cash flows from investing activities:
 Capital expenditures............................... (21,077) (24,318) (20,413)
 Investment in MVP.com..............................     --    (4,465)     --
                                                     -------  -------  -------
    Net cash from investing activities.............. (21,077) (28,783) (20,413)
                                                     -------  -------  -------
Cash flows from financing activities:
 Net (payments) borrowings from revolving line of
  credit............................................     --    23,850   (3,900)
 Payment of financing costs.........................     --    (7,384)     --
 Issuance of subordinated notes to FS...............     --    30,000      --
 Borrowings on note payable to FS...................     --     4,000      --
 Payments on note payable to FS.....................     --    (4,000)     --
 Increase (decrease) of accounts payable to The
  Limited, Inc., net................................  25,103  (78,063)     --
 Proceeds from long-term debt.......................     --     2,012    3,423
 Principal payments on long-term debt...............    (250)     (82)  (1,157)
 Dividends..........................................     --    (9,344)     --
 Proceeds from sale of Class A common stock.........     --    58,242      682
 Payments on notes receivable from shareholders.....     --       --       300
 Repurchase of Class A common stock.................     --       --      (102)
                                                     -------  -------  -------
    Net cash from financing activities..............  24,853   19,231     (754)
                                                     -------  -------  -------
Net increase in cash................................   1,098      251    1,094
Cash, beginning of year.............................   1,313    2,411    2,662
                                                     -------  -------  -------
Cash, end of year................................... $ 2,411  $ 2,662  $ 3,756
                                                     =======  =======  =======

                See notes to consolidated financial statements.

                         GALYAN'S TRADING COMPANY, INC.

                   Notes to Consolidated Financial Statements

  For the Years Ended January 30, 1999, January 29, 2000 and February 3, 2001

1. Organization and Summary of Significant Accounting Policies

 Organization and Business Operations

   Galyan's Trading Company, Inc. (the "Company") is a specialty retailer with 21 stores that offers a broad range of products that appeal to consumers with active lifestyles. Prior to the recapitalization of the Company on August 31, 1999, as discussed in Note 2, the Company was a wholly owned subsidiary of The Limited, Inc. At February 3, 2001 the Company's shareholders are FS Equity Partners, IV, L.P. ("FS"), a fund managed by Freeman Spogli & Co. LLC;
G Trademark, Inc. ("G Trademark"), a wholly owned subsidiary of The Limited, Inc. ("The Limited"); Benchmark Capital Partners IV, L.P. ("Benchmark"); management and a director.

 Fiscal Year

   The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years January 30, 1999, January 29, 2000 and February 3, 2001 are referred to as fiscal 1998, 1999, and 2000, respectively. Fiscal 2000 includes 53 weeks. All other years shown include 52 weeks.

 Basis of Presentation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Galyan's Nevada, Inc. ("Nevada"). Nevada was incorporated during 2000 to centralize the ownership, management and protection of all intellectual property of the Company. All significant intercompany accounts and transactions have been eliminated.

   In July 1999, G Trademark contributed certain assets to the Company, consisting primarily of trademarks and amounts due from the Company for royalties. G Trademark was incorporated as an intangible holding company and received royalties from the Company for its use of trademarks. The transaction was treated in a manner similar to a pooling of interests. As such, all assets and liabilities contributed were transferred at historical cost and all operations were combined.

 Inventories

   Merchandise inventories are stated at the lower of cost or market, on a first-in, first-out basis, utilizing the retail method.

 Property and Equipment

   Property and equipment is stated at cost. Depreciation and amortization of property and equipment is computed on a straight-line basis over the estimated useful lives of the related assets, which range from 10 to 30 years for buildings and leasehold improvements and 4 to 10 years for furniture, fixtures and store equipment. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease. Routine repairs and maintenance are charged to expense as incurred. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts, with any resulting gain or loss included in net income.

 Goodwill

   Goodwill is amortized on a straight-line basis over 30 years. Amortization expense of goodwill for fiscal 1998, 1999, and 2000 was $772,000, $808,000 and $783,000, respectively.

 Other Assets

   Other assets include deferred financing costs which are being amortized over the term of the related debt, which ranges from 3 to 10 years.

                         GALYAN'S TRADING COMPANY, INC.

 Long-lived Assets

   Long-lived assets, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the evaluation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows. Impaired assets are written down to estimated fair value with fair value generally being determined based on discounted expected future cash flows. No impairment charges have been recorded based on management's review.

 Revenue Recognition

   The Company recognizes retail sales upon the purchase of merchandise by the customer, net of returns and allowances, which are based upon historical customer returns experience. Markdowns associated with the preferred customer programs are recognized upon redemption in conjunction with a qualifying purchase. Revenue from sales of gift certificates and store credits is recognized upon redemption of the gift certificates or store credit by the customer. Revenue from layaway sales is recognized upon receipt of final payment by the customer.

 Cost of Sales

   Cost of sales includes the cost of merchandise, inventory markdowns, inventory shrinkage, inbound freight, distribution and warehousing, payroll for buying personnel, and store occupancy costs. Store occupancy costs include rent, contingent rents, common area maintenance, real estate and personal property taxes, utilities, and repairs and maintenance.

 Advertising Expense

   Advertising costs are expensed in the period in which the advertising occurs. The Company participates in various advertising and marketing cooperative programs with its vendors, who, under these programs, reimburse the Company for certain costs incurred. Advertising expense, net of vendor reimbursement, for fiscal 1998, 1999 and 2000 was $5,473,000, $7,285,000 and
$9,738,000, respectively.

 Earnings Per Share

   Earnings per share of common stock is based on the weighted average number of shares outstanding during the year. Prior year earnings per share data has been restated to reflect a 1999 stock dividend effected in the form of a stock split (35,999:1). Basic and diluted earnings per share for 1999 and 2000 includes 720,000 warrants which are exercisable for little cash consideration. The following table presents a reconciliation of the Company's basic and diluted weighted average common shares as required by Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share:

                                                         Fiscal Year
                                                ------------------------------
                                                  1998      1999       2000
                                                --------- --------- ----------
     Basic earnings per share:
       Weighted average common shares.......... 3,600,000 6,226,220 10,419,021
                                                ========= ========= ==========
     Diluted earnings per share:
       Weighted average common shares.......... 3,600,000 6,226,220 10,419,021
       Dilutive effect of stock options and
        warrants...............................       --        --     154,240
                                                --------- --------- ----------
     Weighted average common and incremental
      shares................................... 3,600,000 6,226,220 10,573,261
                                                ========= ========= ==========

                         GALYAN'S TRADING COMPANY, INC.

   Options to purchase 405,500 and 492,500 shares of Class A common stock were outstanding at the end of fiscal 1999 and 2000, respectively, but were not included in the computation of diluted shares because the options' exercise prices were greater than the fair value. In addition, a warrant to purchase 1,350,000 shares of Class B common stock was outstanding at the end of fiscal 1999 and 2000 but was not included in the computation of diluted shares because the warrant's exercise price was greater than fair value.

 Segment Information

   The Company is a specialty retailer with 21 stores that offers a broad range of products that appeal to consumers with active lifestyles. Given the economic characteristics of the store formats, the similar nature of the products sold, and the type of customer and method of distribution, the operations of the Company are aggregated into one reportable segment.

 Accounting Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

 Change in Accounting Principle

   Effective January 31, 1999, the Company changed its method of accounting for store pre-opening costs in conformity with the American Institute of Certified Public Accountant's Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. Previously, certain non capital expenditures associated with the opening of new stores were capitalized and charged to expense over the first 12 months of store operations. SOP 98-5 requires the Company to expense such costs as incurred.

 New Accounting Pronouncements

   On February 4, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. The Company's policy is not to use free-standing derivatives and not to enter into contracts with terms that cannot be designated as normal purchases and sales. Management has reviewed the requirements of SFAS No. 133, as amended, and has determined that the Company does not have any free-standing or embedded derivatives.

2. Recapitalization of the Company

   From July 1995 through August 31, 1999, the Company was a wholly owned subsidiary of The Limited. The Company entered into a transaction agreement dated May 3, 1999 and a modification agreement dated August 31, 1999 (collectively, the "Agreement"), with The Limited and FS.

   Pursuant to the Agreement and effective August 31, 1999, FS acquired a controlling interest in the Company by purchasing 5,000,000 shares of Class A common stock of the Company for an

                         GALYAN'S TRADING COMPANY, INC.

aggregate price of $50 million (the "Recapitalization"). In connection with the Recapitalization, the Company issued $15 million of 12.0% subordinated notes due August 31, 2009, $15 million of 13.5% junior subordinated notes due
August 31, 2009, warrants to purchase 432,000 shares of common stock to FS; and the Company also issued $10 million of 12.0% subordinated notes due August 31, 2009, $10 million of 13.5% junior subordinated notes and warrants to purchase 288,000 shares of common stock to The Limited. The warrants are exercisable at $0.01 per share through July 30, 2009. In addition, the Company secured a $150 million revolving credit facility expiring August 31, 2002 with variable rates of interest.

   The Company declared a dividend in the form of a stock warrant to G Trademark to purchase 1,350,000 shares of Class B common stock. (See note 9)

   Costs of $9,492,000 incurred during 1999 in connection with the Recapitalization have been reflected as follows: (i) $7,384,000 as deferred financing costs, (ii) $1,023,000 as stock issuance costs and (iii) $1,085,000 as expense.

   The Company recorded $652,000 during 1999 as an increase in paid-in capital for the forgiveness of amounts due to The Limited.

3. Receivables

   Receivables consist of the following (in thousands):

                                                                 Fiscal Year
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
     Construction allowance receivables....................... $   --   $ 3,603
     Amounts due from The Limited, Inc........................     450      --
     Other....................................................     573      661
                                                               -------  -------
        Total receivables.....................................   1,023    4,264
     Less allowance for doubtful accounts.....................    (393)    (301)
                                                               -------  -------
        Receivables, net...................................... $   630  $ 3,963
                                                               =======  =======

4. Property and Equipment

   Property and equipment consists of the following (in thousands):

                                                                 Fiscal Year
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
     Building and leasehold improvements...................... $32,403  $41,281
     Furniture, fixtures and equipment........................  46,866   51,910
     Construction in progress.................................   5,363    9,333
                                                               -------  -------
        Total property and equipment..........................  84,632  102,524
     Less accumulated depreciation and amortization........... (22,601) (31,956)
                                                               -------  -------
        Property and equipment, net........................... $62,031  $70,568
                                                               =======  =======

   Depreciation and amortization expense of leasehold improvements for fiscal 1998, 1999 and 2000 was $6,212,000, $9,863,000 and $10,721,000, respectively.

                         GALYAN'S TRADING COMPANY, INC.

   In October 1998, Galyan's relocated its original freestanding store in Castleton, Indiana, to its current mall store, also located in Castleton. As a result, Galyan's wrote off store leasehold improvements relating to the original Castleton store with a carrying value of $280,000. Loss on disposal of these leasehold improvements was $280,000, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

   In November 1998, Galyan's wrote off computer software related to its distribution center with a carrying value of $114,000. This software was written off because it was no longer being utilized. Loss on disposal of this software was $23,000, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

   In November 2000, Galyan's upgraded its point of sale software and hardware system in all of its stores. As a result, Galyan's wrote off cash registers with a carrying value of $855,000. Loss on disposal of this equipment was $833,000 and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

   In December 2000, Galyan's substantially completed the expansion of its distribution center. As a result, Galyan's wrote off a conveyor system and computer equipment previously used in its distribution center with carrying values of $196,000 and $126,000, respectively. Loss on disposal of the conveyor system and computer equipment was $196,000 and $126,000, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

5. Other Assets

   Other assets consist of the following (in thousands):

                                                                 Fiscal Year
                                                                ---------------
                                                                 1999     2000
                                                                -------  ------
     Deferred financing costs.................................. $ 7,384  $7,549
     Investment in MVP.com, at cost............................   4,621     --
     Deposits..................................................      58     109
                                                                -------  ------
        Total other assets.....................................  12,063   7,658
     Less accumulated amortization.............................    (874) (3,017)
                                                                -------  ------
        Other assets, net...................................... $11,189  $4,641
                                                                =======  ======

   Amortization expense of deferred financing costs for fiscal 1999 and 2000 was $874,000 and $2,143,000, respectively.

   During 1999, the Company purchased 4,453,125 shares of Series B Preferred Stock in MVP.com, Inc. ("MVP.com"), an internet based retailer. The Series B Preferred Stock is convertible into common shares at the option of the Company and is accounted for at cost. During January 2001, MVP.com ceased operations and entered into a voluntary liquidation program and the Company determined that its investment was permanently impaired and decreased the value of its investment to zero (see Note 11).

                         GALYAN'S TRADING COMPANY, INC.

6. Accrued Expenses

   Accrued expenses consist of the following (in thousands):

                                                                  Fiscal year
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
     Accrued payroll, withholdings and benefits................ $ 3,028 $ 7,143
     Gift certificates and store credits.......................   4,792   6,699
     Income taxes payable......................................     --    5,882
     Real and personal property taxes..........................   2,373   2,332
     Other.....................................................   8,925   9,423
                                                                ------- -------
       Accrued expenses........................................ $19,118 $31,479
                                                                ======= =======


7. Long-Term Debt

   Long-term debt consists of the following (in thousands):

                                   Fiscal year
                                 ----------------
                                  1999     2000
                                 -------  -------
    Bank and other:
      Revolving line of credit.. $23,850  $19,950
      Construction loan.........   2,012    5,250
      Other.....................   1,396      465
                                 -------  -------
        Total bank and other
         debt...................  27,258   25,665
    Less current maturities.....    (650)    (136)
                                 -------  -------
        Total bank and other
         debt, net of current
         maturities.............  26,608   25,529
                                 -------  -------
    Subordinated notes:
      Subordinated notes, to
       shareholders.............  25,250   28,371
      Junior subordinated notes,
       to shareholders..........  25,281   28,809
                                 -------  -------
        Total subordinated
         notes..................  50,531   57,180
    Less unamortized discount...  (7,062)  (6,714)
                                 -------  -------
      Total subordinated notes,
       net of unamortized
       discount.................  43,469   50,466
                                 -------  -------
      Total long-term debt, net
       of current maturities.... $70,077  $75,995
                                 =======  =======

 Revolving Line of Credit

   On August 31, 1999, the Company entered into a $150 million revolving credit facility, expiring August 31, 2002, of which $15 million is allocated for the issuance of letters of credit. Under the revolving line of credit, the Company may borrow under several interest rate options. As of February 3, 2001, the Company's interest rates on borrowings range from 8.6% to 9.1%. The revolving credit facility is secured by substantially all Company assets. In addition, the revolving credit facility contains a provision whereby the majority stockholder (FS) is required to guarantee the due and punctual payment of the principal and interest on any borrowings under the revolving credit facility, not to exceed $15 million. FS can terminate this guarantee on short notice so long as the Company has not drawn advances in excess of the borrowing base. As of February 3, 2001, $19,950,000 was outstanding under the revolving line of credit and $3,192,000 was committed for outstanding standby and import letters of credit. The revolving credit facility requires the Company to pay a fee of 0.50% on the unused portion of the revolving credit facility, and totalled $234,000 and $575,000 during fiscal 1999 and 2000, respectively.

                         GALYAN'S TRADING COMPANY, INC.

   The Credit Agreement contains certain restrictive covenants including limitations on capital expenditures, and maintenance of certain minimum financial ratios including a debt flow coverage ratio and debt leverage ratio. The Credit Agreement also prohibits the Company from declaring or paying cash dividends. The Credit Agreement was refinanced May 3, 2001 (see Note 16).

 Construction Loan

   In October 1999, the Company entered into a line of credit agreement with a bank in the amount of $5,250,000 to be used for the construction of, and secured by, a new store building. Outstanding advances require monthly payments of interest at LIBOR plus 160 basis points (7.225% as of February 3, 2001). All unpaid principal and interest is due April 1, 2002.

 Subordinated and Junior Subordinated Notes

   The Company entered into a security purchase agreement (the "Security Agreement"), dated August 31, 1999, to issue $25 million of subordinated notes and $25 million of junior subordinated notes (collectively, the "Notes"). In connection with the issuance of the Notes, the Company issued warrants to purchase 720,000 shares of Class A common stock. The fair value of the warrants of $7,193,000 was recorded as an increase to shareholders' equity and as a reduction to the related subordinated notes. The debt discount is being amortized using the effective interest method into interest expense over the term of the subordinated notes. During 1999 and 2000, $131,000 and $348,000, respectively, has been amortized as interest expense.

   On August 31, 1999, the Company issued $25 million of 12.0% subordinated notes, due August 31, 2009, to shareholders of the Company. The subordinated notes require semi-annual interest payments on September 30 and March 31. On any interest date on or prior to September 30, 2004, the Company may, in lieu of making the interest payment, increase the principal amount of the subordinated notes by the amount of such interest payment. In lieu of paying the 1999 and 2000 interest payments, the Company elected to increase the principal by $250,000 and $3,121,000, respectively.

   On August 31, 1999, the Company issued $25 million of 13.5% junior subordinated notes, due August 31, 2009, to shareholders of the Company. The junior subordinated notes require semi-annual interest payments on September 30 and March 31. On any interest date on or prior to September 30, 2004, the Company may, in lieu of making the interest payment, increase the principal amount of the junior subordinated notes by the amount of such interest payment. Subsequent to September 30, 2004, the Company may, in lieu of making the interest payment, increase the principal amount of the notes by the junior subordinated amount of such interest due computed at a rate of 15.5%. In lieu of paying the 1999 and 2000 interest payments, the Company elected to increase the principal by $281,000 and $3,528,000, respectively.

   The Company may redeem all outstanding Notes at any time, except as disclosed in the Security Agreement, at a redemption price equal to the percentage of the principal amount then outstanding set forth below, plus accrued and unpaid interest.

                                                                      Redemption
                          Period beginning                              Price
                          ----------------                            ----------
      July 30, 2000..................................................    106%
      July 30, 2001..................................................    104%
      July 30, 2002..................................................    102%
      July 30, 2003 and thereafter...................................    100%

                         GALYAN'S TRADING COMPANY, INC.

   If the Notes have not been redeemed by August 31, 2009, the Company shall redeem all outstanding and unpaid principal and interest. In the event of an initial public offering, the Company may, within sixty days of such offering, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the outstanding principal amount and any accrued and unpaid interest. The Security Agreement contains certain restrictive covenants including maintaining certain minimum financial ratios for debt coverage and leverage, as defined.

   Future minimum principal payments on long-term debt as of February 3, 2001 are as follows (in thousands):

       Fiscal year
       -----------
        2001........................................................... $   136
        2002...........................................................  25,309
        2003...........................................................      84
        2004...........................................................      60
        2005...........................................................      50
        Thereafter.....................................................  57,206
                                                                        -------
                                                                         82,845
        Less unamortized discount......................................  (6,714)
                                                                        -------
                                                                        $76,131
                                                                        =======

8. Stockholders' Equity

   On July 27, 1999, the Company amended its articles of incorporation authorizing 23,350,000 shares of capital stock consisting of 20,000,000 shares of no par value, Class A voting common stock; 1,350,000 shares of no par value, Class B non-voting common stock and 2,000,000 shares of no par value, preferred stock. As of February 3, 2001, the Company has 9,763,707 shares of Class A common stock issued and outstanding and 3,266,473 shares of common stock reserved for future issuance. No shares of Class B non-voting common stock or preferred stock are outstanding.

   In connection with the Recapitalization, the following occurred during 1999:

  . The Company declared a stock split (35,999:1) in the form of a dividend;

  . G Trademark received a dividend in the form of a stock warrant to purchase 1,350,000 shares of Class B common stock of the Company (see
    Note 9);

  . The Company paid a cash dividend of $9,344,000 to G Trademark;

  . 5,000,000 shares of Class A common stock were issued to FS for $50 million;

  . Amounts due to The Limited of $652,000 was forgiven in 1999;

  . FS advanced the Company $4,000,000, bearing interest at an annual rate of 7.5% and due 60 days from the date of issuance, to be used as a bridge loan to fund the stock subscription plan. All amounts outstanding under the bridge loan were repaid during fiscal 1999; and

  . The Company granted warrants to purchase 720,000 shares of Class A common stock at $.01 per share to the holders of the subordinated and junior subordinated notes. The fair value of the warrants of $7,193,000 was recorded as debt discount and a corresponding increase to additional paid-in capital.

                        GALYAN'S TRADING COMPANY, INC.

 Stock Subscription Plan

   The Company adopted a stock subscription plan (the "1999 Stock Plan") in October 1999. The 1999 Stock Plan provides for the issuance and sale of shares of Class A common stock to certain directors, officers, employees and consultants. The maximum number of shares which may be issued under the 1999 Stock Plan is 1,000,000.

   Class A common stock issued under the stock subscription plan for 1999 and 2000 is as follows:

                                                             Weighted Weighted
                                                  Number of  Average  Average
                                                   Shares     Issue     Fair
                                                 Outstanding  Price    Value
                                                 ----------- -------- --------
     Shares issued in fiscal 1999 and outstand-
      ing at January 29, 2000..................    501,860    $10.00   $10.00
     Shares issued.............................     92,000     10.00    14.67
     Shares repurchased........................    (15,500)
                                                   -------
     Outstanding shares, February 3, 2001......    578,360
                                                   =======

   During 2000, the Company issued 84,000 shares of Class A common stock to directors and employees at prices below the fair value of the stock. As a result, the Company recorded compensation expense of $430,000 with a corresponding increase to paid-in capital.

   In connection with the 1999 Stock Plan, certain directors, officers, employees and consultants entered into stock pledge agreements. The agreements require annual payments of interest at 7.5% and expire in October 2004. Shareholder notes receivable relating to the pledge agreements are $1,431,000 and $1,491,000 at January 29, 2000 and February 3, 2001, respectively.

 Stock Purchase Agreement

   The Company entered into a stock purchase agreement with Benchmark Capital Partners IV, L.P., effective November 12, 1999, whereby Benchmark acquired 567,684 shares of Class A common stock for $5,677,000.

 Other

   Services contributed from The Limited totalled $357,000 and $402,000 in 1999 and 2000, respectively (see Note 11).

9. Stock Options and Warrants

 Employee Stock Option Plan

   The Company adopted a stock option plan (the "Stock Option Plan") in October 1999, which provides options for employees, directors and officers of the Company to purchase up to 2,000,000 shares of Class A common stock. Options granted generally vest over a three year period and expire seven years after the grant date.

                        GALYAN'S TRADING COMPANY, INC.

   A summary of option activity for 1999 and 2000 is as follows (no options were outstanding for 1998):

                                                      Fiscal Year
                                          ------------------------------------
                                                1999              2000
                                          ---------------- -------------------
                                                  Weighted            Weighted
                                                  Average             Average
                                                  Exercise            Exercise
                                          Options  Price    Options    Price
                                          ------- -------- ---------  --------
   Options outstanding, beginning of
    year................................       --      --    955,000   $14.25
    Exercised...........................       --      --    (17,663)   10.00
    Granted.............................  955,000  $14.25    286,500    13.04
    Cancelled...........................       --      --    (16,333)   10.00
                                          -------  ------  ---------   ------
    Options outstanding, end of year....  955,000  $14.25  1,207,504   $14.08
                                          =======  ======  =========   ======
      Total exercisable at end of year..       --      --    301,223   $14.62
                                          =======  ======  =========   ======

   The following table summarizes information about stock options outstanding at February 3, 2001:

                                    Options Outstanding        Options Exercisable
                              -------------------------------- --------------------
                                           Weighted
                                            Average
                                           Remaining  Weighted             Weighted
                               Number of  Contractual Average   Number of  Average
                                Options     Life in   Exercise   Options   Exercise
   Range of Exercise Prices   Outstanding    Years     Price   Exercisable  Price
   ------------------------   ----------- ----------- -------- ----------- --------
     $10.00................      715,004      5.9      $10.00    162,058    $10.00
      20.00................      492,500      5.8       20.00    139,165     20.00
                               ---------      ---      ------    -------    ------
     $10.00 to $20.00......    1,207,504      5.9      $14.08    301,223    $14.62
                               =========      ===      ======    =======    ======

   The Company applies Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock options. During 2000, the Company issued 96,000 options to purchase Class A common stock to officers and employees at prices below fair value. Compensation expense related to the options issued is calculated as the excess of the fair value of the Company's stock at the date of issuance over the option price and is recognized on a straight line basis over the period the options vest. As a result, compensation expense of $50,000 has been recorded during 2000. No compensation expense has been recognized for options granted at prices equal to or greater than fair value at the grant date. Had compensation expense for the options been determined based on the fair value at the grant dates for awards consistent with the fair value method of SFAS No. 123, Accounting for Stock Based Compensation, the pro forma net income and pro forma net income per share would have been reported as follows:

                                               Fiscal year
                          -----------------------------------------------------
                                     1999                       2000
                          -------------------------- --------------------------
                              (dollars in thousands, except per share data)
                                   Basic    Diluted           Basic    Diluted
                           Net   Earnings  Earnings   Net   Earnings  Earnings
                          Income per share per share Income per share per share
                          ------ --------- --------- ------ --------- ---------
   As reported...........  $150    $0.02     $0.02    $363    $0.03     $0.03
   Pro forma.............    90     0.01      0.01     158     0.02      0.01

                         GALYAN'S TRADING COMPANY, INC.

   The pro forma amounts are not representative of the effects on reported earnings for future years.

   The weighted average fair value of options granted was $0.95 and $2.92 in fiscal 1999 and 2000, respectively. The fair value of the option grants are estimated using the Black Scholes option pricing model with the following assumptions: no dividend yield; risk-free interest rates ranging from 4.77% to 6.77%; no volatility rate; and an expected life of three years.

 Warrants

   In connection with the Recapitalization, discussed in Note 2, the Company granted 720,000 warrants to purchase shares of Class A common stock to holders of the subordinated notes. The warrants are exercisable at $0.01 per share through July 30, 2009. The fair value of warrants issued was $9.99 per warrant or $7,193,000 in fiscal 1999. The fair value of the warrants is estimated using the Black Scholes option pricing model with the following assumptions: no dividend yield; risk-free interest rate of 6%; volatility rate of 50%; and an expected life of 10 years.

   In connection with the Recapitalization agreement, the Company declared a dividend in the form of a stock warrant to G Trademark to purchase 1,350,000 shares of Class B common stock. The initial exercise price per share was $10.00. On the first day of each month from and including October 1999 to and including September 2000, the exercise price increases by an amount equal to 3 1/3% of the initial exercise price. On the first day of each month thereafter, the exercise price increases by an amount equal to 3 1/3% of the exercise price in effect on the preceding September 1. The warrant is exercisable upon the earlier of a "triggering event" (an initial public offering or as defined in the Security Agreement) or four years. The fair value of the warrant of $1,461,000 was determined using the Black Scholes option pricing model and was recorded as an increase in warrants with a corresponding decrease in paid-in capital, included in the consolidated statements of shareholders' equity. The fair value of the warrant is estimated using the following assumptions: no dividend yield; risk-free interest rate of 6%; volatility rate of 50%; and an expected life of four years. In determining the expected life of the warrant, management estimated that the life of the warrant was equal to the earliest determinable exercise date, which was four years from the date of issuance. Since the warrant has an exercise price which increases monthly, the exercise price at the earliest determinable exercise date is $38.37.

   The following table summarizes information about warrants outstanding at February 3, 2001:

                                    Warrants Outstanding       Warrants Exercisable
                              -------------------------------- --------------------
                                           Weighted
                                            Average
                                           Remaining  Weighted             Weighted
                               Number of  Contractual Average   Number of  Average
                               Warrants     Life in   Exercise  Warrants   Exercise
   Range of Exercise Prices   Outstanding    Years     Price   Exercisable  Price
   ------------------------   ----------- ----------- -------- ----------- --------
     $ 0.01................      720,000      8.5      $ 0.01    720,000    $0.01
     $ 38.37...............    1,350,000      8.5       38.37         --       --
                               ---------      ---      ------    -------    -----
     $ 0.01 to $38.37......    2,070,000      8.5      $25.03    720,000    $0.01
                               =========      ===      ======    =======    =====

 Options granted to employees based on stock of The Limited

   The Company's employees participated in The Limited stock option plan during the period when the Company was a wholly owned subsidiary of The Limited. Options granted generally vest over a four year period and expire ten years after the grant date. In connection with the Recapitalization in

                         GALYAN'S TRADING COMPANY, INC.

August 1999, certain of these Limited stock option awards were amended to provide that options would continue to vest through February 28, 2001, and any options not vested as of such date would be forfeited. In addition, the amendment provided that all vested but unexercised options would expire on May 31, 2001. The amendment did not provide for any acceleration of vesting provisions. No compensation expense was recognized in connection with the amendment to these Limited options.

A summary of activity for options granted to employees based on stock of The Limited for 1998, 1999 and 2000 is as follows:

                                             Fiscal Year
                          -----------------------------------------------------
                                1998              1999              2000
                          ----------------- ----------------- -----------------
                                   Weighted          Weighted          Weighted
                                   Average           Average           Average
                                   Exercise          Exercise          Exercise
                          Options   Price   Options   Price   Options   Price
                          -------  -------- -------  -------- -------  --------
Options outstanding,
 beginning of year......  516,972   $10.04  470,642   $10.17  478,123   $11.31
  Exercised.............  (46,330)    8.70  (71,768)    9.20  (85,730)   10.23
  Granted...............      --       --    79,249    16.23      --       --
                          -------   ------  -------   ------  -------   ------
Options outstanding, end
 of year................  470,642   $10.17  478,123   $11.32  392,393   $11.56
                          =======   ======  =======   ======  =======   ======
Total exercisable at end
 of year................                                      146,217   $11.13
                                                              =======   ======

The following table summarizes information about The Limited stock options outstanding at February 3, 2001:

                                 Options Outstanding        Options Exercisable
                           -------------------------------- --------------------
                                        Weighted
                                         Average
                                        Remaining  Weighted             Weighted
                            Number of  Contractual Average   Number of  Average
                             Options     Life in   Exercise   Options   Exercise
Range of Exercise Prices   Outstanding    Years     Price   Exercisable  Price
------------------------   ----------- ----------- -------- ----------- --------
  $7.74 to $8.15..........    52,089      4.88      $ 7.95     44,028    $ 7.96
  $9.37 to $11.52.........   272,924      6.74       11.09     77,460     11.31
  $16.23..................    67,380      7.99       16.23     24,729     16.23
                             -------      ----      ------    -------    ------
                             392,393      6.71      $11.56    146,217    $11.13
                             =======      ====      ======    =======    ======

   The Company applies Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock options issued to employees based on stock of The Limited. No compensation expense has been recognized for options granted since the exercise price of the options is equal to or greater than fair value at the grant date. Had compensation expense for the options been determined based on the fair value at the grant dates for awards consistent with the fair value method of SFAS No. 123, Accounting for Stock Based Compensation, the pro forma net income and pro forma net income per share would have been reported as follows:

                                                            Fiscal Year
                         ----------------------------------------------------------------------------------
                                    1998                         1999                       2000
                         ---------------------------- -------------------------- --------------------------
                                           (dollars in thousands, except per share data)
                                                               Basic    Diluted
                                    Basic    Diluted   Net   Earnings  Earnings           Basic    Diluted
                           Net      Loss      Loss    Income  (loss)    (loss)    Net   Earnings  Earnings
                          Loss    per share per share (loss) per share per share Income per share per share
                         -------  --------- --------- ------ --------- --------- ------ --------- ---------
As reported............. $  (986)  $(0.27)   $(0.27)   $150   $ 0.02    $ 0.02    $363    $0.03     $0.03
Pro forma...............  (1,198)   (0.33)    (0.33)   (113)   (0.02)    (0.02)    110     0.01      0.01

The pro forma amounts are not representative of the effects on reported earnings for future years.

                         GALYAN'S TRADING COMPANY, INC.

   The weighted average fair value of options granted was $5.49 for 1999; no options were granted in 1998 or 2000. The fair value of the option grants are estimated using the Black Scholes option pricing model with the following assumptions: no dividend yield; risk-free interest rate of 7.0%; volatility rate of 32%; and expected life of 5.2 years.

10. Income Taxes

   The provision for income taxes is comprised of the following (in thousands):

                                                           Fiscal Year
                                                       -----------------------
                                                       1998     1999    2000
                                                       -----   ------  -------
Current:
 Federal.............................................  $(615)  $  695  $ 5,302
 State...............................................    (85)     205      969
Deferred.............................................    593       97   (4,630)
                                                       -----   ------  -------
Income tax expense (benefit).........................   (107)     997    1,641
Cumulative effect of change in accounting principle..     --      711       --
                                                       -----   ------  -------
Provision for income taxes, including cumulative
 effect of change in accounting principle............  $(107)  $1,708  $ 1,641
                                                       =====   ======  =======

   A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

                                                           Fiscal Year
                                                       -----------------------
                                                       1998     1999    2000
                                                       -----   ------  -------
Federal statutory rate...............................  (35.0)%   34.0%    34.0%
State and local taxes, net of federal tax benefit....   (2.0)     4.6      6.5
Non-deductible goodwill..............................   24.7      9.4     13.3
Non-deductible interest..............................    --       5.8     21.5
Other permanent differences..........................    2.5      4.6      6.6
                                                       -----   ------  -------
   Total.............................................   (9.8)%   58.4%    81.9%
                                                       =====   ======  =======

   Deferred tax assets and liabilities are computed based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rate. Deferred income tax expense or benefit is based on the change in assets and liabilities from period to period, subject to an ongoing assessment of realization.

                         GALYAN'S TRADING COMPANY, INC.

   Items giving rise to deferred tax assets (liabilities) are as follows (in thousands):

                                                               Fiscal Year
                                                             ----------------
                                                              1999     2000
                                                             -------  -------
Current deferred tax assets:
 Accrued expenses........................................... $   540  $   614
 Inventory basis............................................     565      397
 Returns reserve............................................     249      274
 Store pre-opening expense..................................     290      --
 Other, net.................................................     164       90
                                                             -------  -------
   Current deferred tax assets, net......................... $ 1,808  $ 1,375
                                                             =======  =======
Long-term deferred assets (liabilities):
 Deferred rent.............................................. $   693  $ 1,340
 Capital loss carryforward..................................     --     1,828
 Capitalized interest.......................................     713      757
 Depreciation...............................................  (4,438)  (4,403)
 Interest...................................................     872    3,282
 Other......................................................    (130)     (31)
                                                             -------  -------
   Long-term deferred tax assets (liabilities), net.........  (2,290)   2,773
                                                             -------  -------
Net deferred tax assets (liabilities)....................... $  (482) $ 4,148
                                                             =======  =======

   As of February 3, 2001, the Company has unused capital loss carryforwards of $4.6 million expiring in fiscal 2005.

11. Related Party Transactions

   Prior to the Recapitalization, The Limited charged the Company for services they provided to the Company including tax, treasury, legal, audit, leasing, corporate development, risk management, benefit plan administration and other services. The costs of these services are charged to the Company based on a percentage of their sales to The Limited total sales. Corporate allocation from The Limited to the Company for fiscal 1998 and 1999 totaled $4,930,000 and $3,600,000, respectively. The prices charged to the Company for services provided by The Limited may have been higher or lower than prices that would have been charged by third parties. It is not practicable to estimate what these costs would have been if The Limited had not provided these services and the Company was required to purchase these services from third parties or develop internal expertise. Management believes that the allocations described above were reasonable. The following table summarizes the related party transactions between the Company and The Limited for the years prior to and through completion of the Recapitalization in fiscal 1999 (in thousands):

                                                               Fiscal Year
                                                             ----------------
                                                              1998     1999
                                                             -------  -------
Corporate services and centrally managed functions.......... $ 4,930  $ 3,600
Store planning, leasing, construction and capital
 expenditures...............................................  24,100   10,200
                                                             -------  -------
  Total..................................................... $29,030  $13,800
                                                             =======  =======

   Average amounts outstanding in accounts payable to The Limited was approximately $90,402,000 and $101,800,000 in fiscal 1998 and 1999, respectively.

   The Company entered into a services agreement, dated August 31, 1999, whereby The Limited will continue to provide real estate and store planning services, importing services and benefits services to the Company at rates determined in the agreement. The agreement is for a period of five years and can be terminated by either 30 days notice from the Company or will automatically terminate 90 days after the completion of an initial public offering. The Company does not anticipate

                         GALYAN'S TRADING COMPANY, INC.

that costs associated with the remaining services provided by The Limited under the services agreement, dated August 31, 1999, or costs incurred to replace the services currently provided by The Limited will have a material adverse impact on its financial condition or results of operations. Costs for importing and benefit services represent The Limited's direct costs of importing related to the Company's overseas purchases and direct costs of claims and administration for the Company's associates participating in The Limited's plans and programs. The Company paid $226,000 for importing and benefits services during fiscal 1999. No such services were performed and no amounts were paid for these services for fiscal 2000.

   Real estate and store planning services include the initial design of space, production of architectural and mechanical drawings of the store design, construction of store to drawing specifications, purchasing, shipment and installation of materials, project management and accumulation of capital costs. Costs for real estate and store planning services represent The Limited's direct costs including salary and benefit costs for employee's of The Limited allocated based on the amount of time incurred on these services to the Company. During each year of the agreement, The Limited will contribute the first $1,000,000 of services. If the agreement is terminated during the year, the $1,000,000 is prorated over the portion of the year that the agreement was in effect. During fiscal 1999 and 2000, The Limited contributed services totaling $357,000 and $402,000, respectively, which were recorded as selling, general and administrative expenses and paid-in capital.

   The Limited is a guarantor of our obligations under the leases for eight of the Company's stores. The Company has agreed to reimburse The Limited for any amounts paid by them under these guarantees. No amounts were paid under these guarantees in fiscal 1999 or 2000.

   In connection with the Recapitalization, $900,000 and $600,000, respectively, of facility fees were paid to FS and The Limited in 1999 relating to the Credit Agreement (see Note 7). Such costs have been recorded as deferred financing costs in the accompanying consolidated balance sheets. Also, FS received an equity commitment fee of $749,000 in 1999 relating to its commitment to invest $50.0 million to obtain a controlling interest in the Company. This commitment fee was included in costs of recapitalization in the accompanying consolidated statements of operations.

   The Company recorded $2,810,000 and $7,280,000 of interest expense during fiscal 1999 and 2000, respectively, in connection with the subordinated and junior subordinated notes payable to FS and The Limited.

   Net sales and cost of sales include $2,762,000 of sales to MVP.com at historical cost. Selling, general and administrative expenses in 2000 include bad debt expense of $1,172,000 related to uncollectible accounts receivable from MVP.com.

   Pursuant to a stockholders agreement, Freeman Spogli, The Limited and Benchmark Capital have agreed to vote all of their shares in the election of directors in favor of the following persons: four board nominees designated by Freeman Spogli, two board nominees designated by The Limited, our then chief executive officer, our then chairman of the board, and one or more additional nominees upon whom Freeman Spogli and The Limited shall agree. The number of board nominees that Freeman Spogli and The Limited are entitled to nominate under the agreement, both before and after the offering, decreases if the number of shares held by such party falls below certain thresholds set forth in the stockholders agreement. In addition, until one year after the date on which person other than Freeman Spogli and The Limited and their respective affiliates own 20% or more of our shares, The Limited and Benchmark Capital have agreed to vote against any combination of our company unless Freeman Spogli consents to the combination.

                         GALYAN'S TRADING COMPANY, INC.

   The Company has verbal consulting agreements with two members of the board of directors to provide real estate, marketing and other general consulting services. Either party can terminate the agreements at any time. The Company recognized expense of $38,000 and $150,000 in 1999 and 2000, respectively, for these consulting services. These agreements may be terminated at any time by either party to the agreements.

12. Fair Value of Financial Instruments

   The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm's length transaction between knowledgeable, willing parties. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

 Cash, Accounts Receivable, Accounts Payable

   The carrying amounts approximate the fair value because of the short maturity of those instruments.

 Long-term Debt

   The fair value is estimated based on discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities. As of January 29, 2000 and February 3, 2001, the carrying value of the long-term debt approximates its fair value.

13. Commitments

   The Company is involved in various legal proceedings that are incidental to the conduct of the business. Although the amount of any liability with respect to these proceedings cannot be determined, in the opinion of management, after consultation with legal counsel, any such liability will not have a material adverse effect on the financial position or results of operations of the Company.

   The Company has non-cancelable building commitments for stores under construction of $3.6 million as of February 3, 2001.

   The Company has non-cancelable operating leases for office facilities, warehouse facilities, real estate and equipment. Store rent consists of a fixed amount, plus contingent rent based on a percentage of sales exceeding a specific amount. Certain leases provide for future rent escalations and renewal options which are accounted for on a straight-line basis. In addition to basic rent, store leases provide for payment of common area maintenance, taxes and other expenses. Rent expense for fiscal 1998, 1999, and 2000 was $10,055,000, $15,837,000 and $19,822,000, respectively and includes contingent rental expense of $35,000, $29,000, and $41,000, respectively.

   Future minimum lease payments under non-cancelable lease agreements with an initial or remaining term of at least one year at February 3, 2001 are as follows (in thousands):

       Fiscal year
       -----------
        2001........................................................... $ 20,461
        2002...........................................................   21,913
        2003...........................................................   22,006
        2004...........................................................   21,898
        2005...........................................................   21,433
        Thereafter.....................................................  247,035
                                                                        --------
                                                                        $354,746
                                                                        ========

                         GALYAN'S TRADING COMPANY, INC.

14. Retirement Plan

   The Company sponsors a qualified defined contribution savings and retirement plan. Participation in the qualified plan is available to all associates who have attained the age of 21. Eligible employees participating in the plan may contribute between 1% and 15% of their eligible compensation. The Company will make matching contributions to eligible participants who have completed one year of service, in which they have worked at least 1,000 hours. The Company will make a matching contribution to these participants of 50% of the first 3% of the employees' eligible compensation contributed to the plan. The Company made matching contributions for 1999 and 2000 of $175,000 and $334,000, respectively. The Company made no matching contributions during 1998.

15. Supplemental Disclosure of Cash Flow Information

   The Company paid cash for interest totaling $108,000, $1,813,000 and $4,423,000 in fiscal 1998, 1999 and 2000, respectively, and paid cash for income taxes during 1999 and 2000 of $3,033,000 and $182,000, respectively.

   Notes receivable totaling $1,431,000 and $415,000 were received from management to purchase Class A common stock during fiscal 1999 and 2000, respectively.

   Warrants with a fair value of $7,193,000 were issued to holders of subordinated notes during fiscal 1999.

   The Company issued 1,350,000 warrants, with a fair value of $1,462,000, to a shareholder during fiscal 1999.

   During fiscal 1999, the Company issued $10 million of subordinated notes and $10 million of junior subordinated notes to The Limited in payment on accounts payable to The Limited (see Note 7).

   Interest capitalized into construction in progress during fiscal 2000 was $225,000. No amounts were capitalized during fiscal 1998 and 1999.

16. Subsequent Events

   On May 3, 2001, the Company refinanced its revolving credit facility to allow borrowings up to $160.0 million of which $15.0 million is allocated for the issuance of standby and import letters of credit. The revolving credit facility expires on May 3, 2004 and is secured by substantially all Company assets. The new revolving credit facility does not require FS to guarantee borrowings under this facility. The revolving credit agreement contains certain restrictive covenants including limitations on capital expenditures and maintenance of certain financial ratios including a debt leverage ratio and debt coverage ratio and restrictions on declaring or paying cash dividends.

   On May 25, 2001, the Company entered into a $6.0 million line of credit agreement with a bank to be used for the construction of a new store building we plan to open in Rochester, New York, and advances under the line of credit are secured by the new building. Outstanding advances as of May 25, 2001 were $3.1 million and the agreement requires monthly payments of interest under several interest rate options (6.1% as of May 25, 2001). All unpaid principal and interest is due May 1, 2002 and can be extended to May 1, 2003, at the option of the Company.

                         GALYAN'S TRADING COMPANY, INC.

   In February 2001, the Company issued to an employee under its Stock Option Plan options to purchase 17,500 shares of Class A common stock at $17.50 per share and options to purchase 17,500 shares of Class A common stock at $20.00 per share. These options vest over a three year period and expire seven years after the grant date. The Company also issued 10,000 shares of Class A common stock at $17.50 per share to this employee under the 1999 Stock Plan.

   In May 2001, the Company issued options to purchase 110,000 shares of Class A common stock under its Stock Option Plan at $19.00 per share to an employee. These options vest over a three year period and expire seven years after the grant date. The Company also issued 30,000 shares of Class A common stock at $19.00 per share to this employee under the 1999 Stock Plan. In connection with the purchase of this common stock, the Company received from the employee a note receivable in the amount of $285,000 which bears interest at 7.5% per year.

   In May 2001, the board of directors approved the issuance of options under the Stock Option Plan of options to purchase up to 150,000 shares of common stock to certain employees upon the consummation of an initial public offering at a price equal to the offering price. These options will vest over a three year period and expire seven years after the grant date.

                         GALYAN'S TRADING COMPANY, INC.

                      Unaudited Consolidated Balance Sheet

                               As of May 5, 2001

                   (dollars in thousands, except share data)

Assets
Current assets:
 Cash................................................................. $  6,934
 Receivables, net.....................................................    6,849
 Merchandise inventories..............................................  112,431
 Deferred income taxes................................................    2,803
 Other current assets.................................................    6,134
                                                                       --------
   Total current assets...............................................  135,151
 Property and equipment, net..........................................   75,735
 Deferred income taxes................................................    3,538
 Goodwill, net........................................................   18,921
 Other assets, net....................................................    1,548
                                                                       --------
   Total assets....................................................... $234,893
                                                                       ========
Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable..................................................... $ 26,006
 Accrued expenses.....................................................   20,886
 Current portion of long-term debt....................................    5,430
                                                                       --------
   Total current liabilities..........................................   52,322
Long-term liabilities:
 Debt, net of current portion.........................................   59,329
 Subordinated debt....................................................   54,209
 Other long-term liabilities..........................................    4,027
                                                                       --------
   Total long-term liabilities........................................  117,565

Commitments and contingencies.........................................       --

Shareholders' Equity:
 Preferred stock, no par value
  2,000,000 shares authorized; no shares issued and outstanding.......       --
 Class A voting common stock and paid-in capital, no par value,
  20,000,000 shares authorized; 9,773,707 shares issued and
   outstanding........................................................   70,889
 Class B non-voting common stock, no par value
  1,350,000 authorized shares; no shares issued and outstanding.......       --
 Notes receivable from shareholders...................................  (1,491)
 Unearned compensation................................................    (404)
 Warrants.............................................................    8,654
 Accumulated deficit.................................................. (12,642)
                                                                       --------
    Total shareholders' equity........................................   65,006
                                                                       --------
   Total liabilities and shareholders' equity......................... $234,893
                                                                       ========

           See notes to unaudited consolidated financial statements.

                         GALYAN'S TRADING COMPANY, INC.

                Unaudited Consolidated Statements of Operations

        For the Three Month Periods ended April 29, 2000 and May 5, 2001

                 (dollars in thousands, except per share data)

                                                         For the three month
                                                            period ended
                                                        ----------------------
                                                        April 29,     May 5,
                                                           2000        2001
                                                        ----------  ----------
Net sales.............................................  $   75,714  $   87,878
Cost of sales.........................................      56,152      64,048
                                                        ----------  ----------
Gross profit..........................................      19,562      23,830

Selling, general and administrative expenses..........      20,845      24,393
                                                        ----------  ----------
Operating loss........................................      (1,283)       (563)

Interest expense......................................       3,137       3,530
Interest income.......................................         (50)        (28)
                                                        ----------  ----------
Loss before extraordinary loss and income tax
 benefit..............................................      (4,370)     (4,065)

Income tax benefit....................................      (1,446)     (1,270)
                                                        ----------  ----------
Loss before extraordinary loss .......................      (2,924)     (2,795)
Extraordinary loss on early extinguishment of debt
 (net of income tax benefit of $1,048)................          --      (1,572)
                                                        ----------  ----------
Net loss..............................................  $   (2,924) $   (4,367)
                                                        ==========  ==========
Basic loss per share:
  Loss per share before extraordinary loss............  $    (0.28) $    (0.27)
  Per share extraordinary loss........................          --       (0.15)
                                                        ----------  ----------
Basic net loss per share..............................  $    (0.28) $    (0.42)
                                                        ==========  ==========
Diluted loss per share:
  Loss per share before extraordinary loss............  $    (0.28) $    (0.27)
  Per share extraordinary loss........................          --       (0.15)
                                                        ----------  ----------
Diluted net loss per share............................  $    (0.28) $    (0.42)
                                                        ==========  ==========
Shares used in calculating net loss per common shares:
  Basic...............................................  10,385,929  10,492,498
                                                        ==========  ==========
  Diluted.............................................  10,385,929  10,492,498
                                                        ==========  ==========



           See notes to unaudited consolidated financial statements.

                        GALYAN'S TRADING COMPANY, INC.

           Unaudited Consolidated Statement of Shareholders' Equity

                 For the Three Month Period Ended May 5, 2001

                   (dollars in thousands, except share data)

                              Class A
                           Common Stock       Notes
                         -----------------  Receivable
                                   Paid-in     from       Unearned            Accumulated
                          Shares   Capital Shareholders Compensation Warrants   Deficit    Total
                         --------- ------- ------------ ------------ -------- ----------- -------
Balance, February 3,
 2001................... 9,763,707 $70,596   $(1,491)      $(445)     $8,654   $ (8,275)  $69,039
Issuance of Class A
 common stock...........    10,000     175       --          --          --         --        175
Stock compensation
 expense................       --                --           41         --         --         41
Services contributed
 from The Limited,
 Inc....................       --      118       --          --          --         --        118
Net loss................       --                --          --          --      (4,367)   (4,367)
                         --------- -------   -------       -----      ------   --------   -------
Balance, May 5, 2001.... 9,773,707 $70,889   $(1,491)      $(404)     $8,654   $(12,642)  $65,006
                         ========= =======   =======       =====      ======   ========   =======



           See notes to unaudited consolidated financial statements.

                         GALYAN'S TRADING COMPANY, INC.

                Unaudited Consolidated Statements of Cash Flows

        For the Three Month Periods Ended April 29, 2000 and May 5, 2001

                             (dollars in thousands)

                                                                For the
                                                              three month
                                                             period ended
                                                          --------------------
                                                           April      May 5,
                                                          29, 2000     2001
                                                          --------  ----------
Cash flows from operating activities:
 Net loss................................................ $ (2,924) $   (4,367)
 Adjustments to reconcile net loss to net cash from
  operating activities:
  Depreciation and amortization..........................    2,669       3,088
  Amortization of financing intangible and discount on
   subordinated notes to FS..............................      619         646
  Deferred income taxes..................................   (1,279)     (2,193)
  Interest converted to subordinated debt................    3,221       3,647
  Deferred rent and other non-cash expense...............      568         598
  Extraordinary loss on early extinguishment of debt.....       --       2,620
  Changes in certain assets and liabilities:
   Accounts receivable...................................       51      (2,886)
   Merchandise inventories...............................  (16,684)    (20,936)
   Other assets..........................................   (1,386)     (2,810)
   Accounts payable and accrued expenses.................   10,726      (5,439)
                                                          --------  ----------
    Net cash from operating activities...................   (4,419)    (28,032)
                                                          --------  ----------
Cash flows from investing activities:
 Capital expenditures....................................   (3,088)     (8,059)
                                                          --------  ----------
    Net cash from investing activities...................   (3,088)     (8,059)
                                                          --------  ----------
Cash flows from financing activities:
 Net borrowings from revolving line of credit............    9,300      39,050
 Proceeds from long-term debt............................    1,973          44
 Principal payments on long-term debt....................     (568)
 Proceeds from sale of Class A common stock..............       30         175
 Repurchase of Class A common stock......................      (31)
                                                          --------  ----------
    Net cash from financing activities...................   10,704      39,269
                                                          --------  ----------
Net increase in cash.....................................    3,197       3,178
Cash, beginning of period................................    2,662       3,756
                                                          --------  ----------
Cash, end of period...................................... $  5,859  $    6,934
                                                          ========  ==========
Supplemental disclosures of cash flow information:
 Cash paid during the three month period for:
  Interest............................................... $581,000  $1,188,000
  Income taxes...........................................       --  $6,249,000

   In May 2001, the Company refinanced $59 million of its revolving credit facility with another bank.

           See notes to unaudited consolidated financial statements.

                         GALYAN'S TRADING COMPANY, INC.

              Notes to Unaudited Consolidated Financial Statements

        For the Three Month Periods Ended April 29, 2000 and May 5, 2001

                       (In thousands, except share data)

1. Significant Accounting Policies

 Basis of Presentation

   The accompanying consolidated financial information has been prepared by Galyan's Trading Company, Inc. without audit, in accordance with the instructions to Form 10-Q and therefore does not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America.

 Unaudited Interim Financial Data

   In the opinion of management, the unaudited consolidated financial statements for the interim periods presented reflect all adjustments, consisting of only normal recurring accruals, necessary for fair presentation of the consolidated financial position and results of operations and cash flows as of and for such periods indicated. These consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus for the fiscal year ended February 3, 2001. Results for the interim periods presented herein are not necessarily indicative of results which may be reported for any other interim period or for the entire fiscal year.

 Loss Per Share

   Loss per share of common stock is based on the weighted average number of shares outstanding during the three month periods. Basic and diluted loss per share for the three month periods ended April 29, 2000 and May 5, 2001 include 720,000 warrants which are exercisable for little cash consideration. Since we had a loss from operations for the three month period ended May 5, 2001, 391,049 incremental shares relating to the dilutive effect of stock options and Class B warrants were excluded from the calculation of diluted loss per share due to their anti-dilutive effect. During the three month period ended April 29, 2000, there were no incremental shares relating to the dilutive effect of stock options or Class B warrants.

   Options to purchase 411,500 and 504,666 shares of Class A common stock were outstanding at April 29, 2000 and May 5, 2001, respectively, but were not included in the computation of diluted shares because the options' exercise prices were greater than their fair value. In addition, a warrant to purchase 1,350,000 shares of Class B common stock was outstanding at April 29, 2000, but was not included in the computation of diluted shares because the warrant's exercise price was greater than fair value.

                         GALYAN'S TRADING COMPANY, INC.

        For the Three Month Periods Ended April 29, 2000 and May 5, 2001

                       (In thousands, except share data)

2. Long-Term Debt

   On May 3, 2001, the Company refinanced its revolving credit facility to allow borrowings up to $160 million of which $15.0 million is allocated for the issuance of standby and import letters of credit. The revolving credit facility expires on May 3, 2004 and is secured by substantially all Company assets. The revolving credit agreement contains certain restrictive covenants including limitations on capital expenditures and maintenance of certain financial ratios including a debt leverage ratio and debt coverage ratio and restrictions on declaring or paying cash dividends. In conjunction with the refinancing of the credit facility, the Company recorded an extraordinary loss of $1,572,000 (net of income tax benefit of $1,048,000) to expense the remaining deferred financing costs relating to the previous revolving credit facility.

   Long-term debt consists of the following at May 5, 2001:

     Bank and other:
       Revolving line of credit....................................... $ 59,000
       Construction loan..............................................    5,250
       Other..........................................................      509
                                                                       --------
         Total bank and other debt....................................   64,759
     Less current maturities                                             (5,430)
                                                                       --------
         Total bank and other debt, net of current maturities.........   59,329
                                                                       --------
     Subordinated notes:
       Subordinated notes, to shareholders............................   30,074
       Junior subordinated notes, to shareholders.....................   30,753
                                                                       --------
         Total subordinated notes.....................................   60,827
     Less unamortized discount                                           (6,618)
                                                                       --------
       Total subordinated notes, net of unamortized discount..........   54,209
                                                                       --------
       Total long-term debt, net of current maturities................ $113,538
                                                                       ========

[Artwork Depicted in Prospectus]

   1. Inside back cover:

   A picture of a forty foot high rock climbing wall inside a Galyan's store, with a climber midway up the wall and spectators below. The backdrop shows the outline of a baseball seam in the top left corner, a climber suspended above a rock in the top right corner, the outline of a climber reaching a summit in the bottom left corner and the Galyan's logo in the bottom right corner.

   2. Inside back cover gate-fold:

   The text "Train. Practice. Perform." and "Participate. Play. Have Fun." appears above four pictures of the interior of a Galyan's store against a backdrop of products. The displayed products in the backdrop include a baseball, a basketball, a baseball glove, an athletic shoe, a sports jersey, golf balls and a golf club. There is an outline of a tennis player in the top left corner, an outline of lacrosse players in the top middle and the outline of a golfer in the top right corner. The four pictures of the store interior show:

  . a section of the athletics department displaying various sports equipment;

  . a section of the men's athletic apparel department displaying colored sweatshirts;

  . a section of the men's athletic shoe department with athletic shoes displayed on the wall and on display tables; and

  . a section of the women's athletic apparel department displaying workout apparel.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Summary Consolidated Financial Data......................................   3
Risk Factors.............................................................   5
Forward-Looking Statements...............................................  11
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  12
Capitalization...........................................................  13
Dilution.................................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  30
Management...............................................................  43
Principal Shareholders...................................................  52
Related Party Transactions...............................................  54
Description of Capital Stock.............................................  58
Shares Eligible for Future Sale..........................................  63
Underwriting.............................................................  65
Legal Matters............................................................  67
Experts..................................................................  67
Where You Can Find More Information......................................  67
Index to Financial Statements............................................ F-1

                               ----------------

   Through and including July 21, 2001 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
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                                6,500,000 Shares

                         Galyan's Trading Company, Inc.

                                  Common Stock

                               ----------------
                    [LOGO OF GALYAN'S TRADING COMPANY, INC.]

                               ----------------

                              Goldman, Sachs & Co.

                              Salomon Smith Barney

                         Banc of America Securities LLC

                                    JPMorgan


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